UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __ )


                       Pacific Magtron International Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    694532102
                                 --------------
                                 (CUSIP Number)

                                            Copy to:

Wayne I. Danson
President and Chief Executive Officer       Gary A. Miller
Advanced Communications Technologies, Inc.  Eckert Seamans Cherin & Mellott, LLC
420 Lexington Avenue                        1515 Market Street, Ninth Floor
New York, NY 10170                          Philadelphia, PA  19102-1909
(646) 227-1600                              (215) 851-8400
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                December 10, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                                  SCHEDULE 13D


CUSIP No.  694532102


1. Name of Reporting Person: Advanced Communications Technologies, Inc. I.R.S. Identification No.: 65-0738251

2.  Check the Appropriate Box if a Member of a Group                (a)  [ ]
                                                                    (b)  [ ]

3.  SEC Use Only

4.  Source of Funds: WC

5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant To Items
    2(d) or 2(e)                                                         [ ]

6.  Citizenship or Place of Organization:  Florida


 Number of           7. Sole Voting Power:                     - 6,454,300 -
  Shares
Beneficially         8. Shared Voting Power:                   - 0 -
 Owned by
   Each              9. Sole Dispositive Power:                - 6,454,300 -
 Reporting
  Person            10. Shared Dispositive Power:              - 0 -
   With

11.      Aggregate Amount Beneficially Owned by Each           - 6,454,300 -
         Reporting Person:

12.      Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares                               [ ]

13.      Percent of Class Represented by Amount in Row (11):   - 61.56% -

14.      Type of Reporting Person:  CO

ITEM 1.     SECURITY AND ISSUER.

               The title of the class of equity securities to which this
Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Stock"), of Pacific Magtron International Corp., a Nevada corporation (the "Company"). The Company's principal executive offices are located at 1600 California Circle, Milpitas, California 95035. Set forth below in Items 3, 4 and 6 are descriptions of selected provisions of the Purchase Agreement and the Series A Agreement (each as defined below) and certain of the Exhibits thereto. Such descriptions are qualified in their entirety by reference to the copy of such agreements and their respective Exhibits filed as exhibits hereto, which are incorporated by reference herein and are made a part hereof to the same extent as though set forth herein in full.


ITEM 2.     IDENTITY AND BACKGROUND.

               This statement is filed on behalf of Advanced Communications Technologies, Inc., a Florida corporation (the "Reporting Person"), having its principal place of business and executive offices located at 420 Lexington Avenue, New York, New York 10170. The Reporting Person is a holding company that, through its wholly-owned subsidiaries, specializes in the repair of computer peripheral products and other electronic equipment and makes strategic investments in diverse industries.

               Filed as Schedule I to this Schedule 13D is a list of the executive officers and directors of the Reporting Person containing the following information with respect to such persons: (i) name, (ii) business address and (iii) present principal occupation or employment and the name and, if different from the person's business address, the address of any other entity or organization in which such employment is conducted. Each person listed in
Schedule I is a United States citizen, except Michael R. Finch who is a citizen of the United Kingdom.

               During the past five years, neither the Reporting Person nor any person named in Schedule I (based on information provided by such individuals) has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               On December 10, 2004 the Reporting Person entered into a Stock Purchase Agreement with Theodore S. Li and Hui Cynthia Lee, (the "Sellers"), pursuant to which the Reporting Person has agreed to purchase from the Sellers, and the Sellers have agreed to sell to the Reporting Person, an aggregate of 6,454,300 shares of the Common Stock of the Company (the "PMIC" Shares") for the aggregate purchase price of $500,000 (the "Purchase Agreement"). The parties currently anticipate consummating the transactions contemplated by the Purchase Agreement on a date shortly after fulfillment of all conditions to closing, but not later than January 10, 2005 (the "Closing").

               The Purchase Agreement contemplates that payment of the purchase price for the PMIC Shares will be made pursuant to the terms of two convertible promissory notes (the "Notes") in the principal amounts of $166,889 and $333,111 to be delivered by the Reporting Person to Mr. Li and Ms. Lee, respectively, at the Closing. The Notes will mature on the first anniversary of the Closing and no principal or interest payments will be required prior to such date. The Notes will bear interest at 6.0% per annum. Upon the occurrence and during the continuation of an Event of Default (as defined in the Notes), the interest rate will increase to 10.0% per annum and the holders of the Notes may declare the principal amount of their respective Note and all accrued and unpaid interest thereon immediately due and payable. The Reporting Person will be able to redeem all or a portion of Mr. Li's Note on or prior to the maturity date at 110.0% of the principal amount redeemed, plus all accrued and unpaid interest thereon. The Reporting Person will be able to redeem all or a portion of Ms. Lee's Note prior to the six month anniversary of the Closing at 105.0% of the principal amount redeemed or thereafter prior to the maturity date at 110.0% of the principal amount redeemed, in each case, plus all accrued and unpaid interest thereon. The holders of the Notes, at their option, will be able to convert, at any time and from time to time, until payment in full of all amounts due and owing under their respective Note, any unpaid principal amount of their Note into shares of common stock of the Reporting Person at a conversion price per share of $0.01, subject to adjustment for stock splits, reverse stock splits and other recapitalizations effected by the Reporting Person. The Reporting Person expects to use funds out of its working capital to repay all amounts due and owing under the Notes. The Reporting Person's payment obligations under the Notes will be secured by the PMIC Shares pursuant to a Custodial and Stock Pledge Agreement to be entered into among the Reporting Person, the Sellers and Quarles & Brady Streich Lang LLP (the "Pledge Agreement"), which is further described in Item 6.

ITEM 4.     PURPOSE OF TRANSACTION.

               In April 2004, the Reporting Person formed Encompass Group Affiliates, Inc. ("Encompass") as a Delaware corporation and wholly-owned subsidiary of the Reporting Person for the purpose of Encompass becoming the Reporting Person's principal operating unit. In June 2004, a wholly-owned subsidiary of Encompass, Cyber-Test, Inc., a Delaware corporation ("Cyber-Test Delaware"), acquired the business and assets of another entity named Cyber-Test, Inc., a Florida-based, electronic equipment repair company. Upon consummation of the acquisition, Cyber-Test Delaware became the core operating business of Encompass. CyberTest Delaware provides original equipment manufacturers, retail stores, national dealers and third-party warranty companies with service options for repair, exchange, parts and warranty support for office equipment and computer peripheral products, including facsimile machines, printers, scanners, PDAs, laptop computers, monitors, and multi-function units, as well as the repair of point of sale equipment. In June 2004, the Reporting Person, through Encompass, also acquired a license to certain assets of Hy-Tech Computer Systems, Inc., which is a wholly-owned subsidiary of Hy-Tech Technology Group, Inc., an electronic equipment repair and sales company (the "HYTT Transaction"). In connection with the HYTT Transaction, the Reporting Person hired Martin Nielson as its Senior Vice President - Acquisitions and appointed him as a director of the Reporting Person and as Chief Executive Officer of Encompass.

                  The Reporting Person seeks to expand the business of its subsidiaries into vertically integrated technology and service businesses. The Reporting Person believes that the proposed acquisition of the PMIC Shares is consistent with this goal and represents an expansion of the Reporting Person's investments in businesses engaged in office equipment and computer peripheral product sale and repair services.

                  As a condition to the Reporting Person's obligation to close the transactions contemplated by the Purchase Agreement, Mr. Li must submit his resignation as Chief Executive Officer of the Company and Ms. Lee must submit her resignation as a director of the Company. The Reporting Person may also request the resignations of other individuals serving as officers or directors of the Company and/or its subsidiaries immediately prior to the Closing as it deems appropriate, and currently contemplates that it will request the resignations of Jey Hsin Yao, Hank C. Ta and Raymond Crouse as directors of the Company. The Purchase Agreement contemplates that each of Mr. Li and Ms. Lee will enter into an employment agreement with the Company, Encompass and the Reporting Person pursuant to which Mr. Li and Ms. Lee would be employed by the Company following the Closing. The Reporting Person contemplates that, following the Closing, Martin Nielson, Senior Vice President-Acquisitions and a director of the Reporting Person, will become a director and Chief Executive Officer of the Company, Mr. Li will remain a director of the Company and become Chief Financial Officer and Chief Operating Officer of the Company and Ms. Lee will be retained as Senior Vice President of the Company. The Reporting Person also contemplates that it will recommend at least two additional individuals to be appointed as non-employee members of the Board of Directors of the Company, but such individuals have not been determined as of the date of this report.

                  As a further condition to the Reporting Person's obligation to proceed to Closing, the Company must modify the terms of its Series A Redeemable Convertible Preferred Stock (the "Series A Preferred Stock") pursuant to the terms of an Agreement dated December 10, 2004 between the Company and StoneStreet, L.P. ("StoneStreet"), the holder of the outstanding Series A Preferred Stock (the "Series A Agreement"). The modifications contemplated by the Series A Agreement include the following: (i) the number of shares designated as Series A Preferred Stock shall be decreased from 1000 to 600 shares; (ii) the "Stated Value" of each share of Series A Preferred Stock will be reduced from $1,000 to $666.67; (iii) the holders of the Series A Preferred Stock will no longer have the right to require the Company to redeem each share of Series A Preferred Stock, which rights were triggered upon the occurrence of certain events; (iv) the redemption amount payable by the Company upon exercise of its redemption right will be reduced from 115% of Stated Value to 100% of Stated Value; (v) there will be a 181-day waiting period from the date of filing the Amended and Restated Certificate of Designation before conversion rights may be exercised (unless the Company initiates a redemption prior to the end of the 181-day period); (vi) the conversion price of the Series A Preferred Stock will be changed from a formula that took into account average closing prices of the Company's common stock, with a floor price of $0.75 per share, to a fixed price of $.50 per share, subject to customary and anti-dilution adjustments; and (vii) the Company will have five trading days, instead of three, to comply with conversion procedures. Additionally, as part of the Series A Agreement, Stonestreet agreed to forfeit a Stock Purchase Warrant, exercisable for 300,000 shares of the Company's common stock, that was issued to Stonestreet in connection with the original issuance of the Series A Preferred Stock.

         To effect the foregoing changes, the Company will file an Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of Series A Redeemable Convertible Preferred Stock immediately after Closing.

         The Series A Agreement contains customary representations and warranties with respect to authority of the parties, transfer restrictions on the Series A Preferred Stock, indemnification provisions and a general release by each party of the other party. The Series A Agreement may be terminated by either the Company or Stonestreet if the Closing does not occur on or before January 10, 2005.

         The Reporting Person, may, but does not currently expect to waive the foregoing conditions to Closing.

               Following the Closing, the Reporting Person intends to propose to the Board of Directors of the Company that the Company change its fiscal year end to June 30th from its current fiscal year end of December 31st. The Reporting Person contemplates that it will consolidate the Company's financial results with the financial results of the Reporting Person and its other consolidated subsidiaries.

               While the Reporting Person has not yet formulated any further specific plans or proposals with respect to its relationship with the Company, it anticipates that its investment will provide mutually advantageous opportunities and that it will consider other transactions involving the Company and its subsidiaries and their respective assets, including potential acquisitions of, or mergers with, third parties that would further diversify the Reporting Person's overall investments.

               Except as set forth in this Item 4, the Reporting Person and the other persons named in Item 2 (based on information provided by such individuals) have no present plans or proposals which relate to or would result in any of the following (although the Reporting Person reserves the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the Company's business or corporate structure;
(vii) changes in the Company's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to

Section 12(g)(4) of the Exchange Act (the "Exchange Act"); or (x) any action similar to any of those enumerated above.

               The Reporting Person, without the consent of the Company, may purchase additional shares of Common Stock in the open market or in private transactions at any time. While the Reporting Person would own a majority of the Company's outstanding Common Stock following the Closing, the Reporting Person currently intends for the Company to remain a publicly held company.

               Notwithstanding the foregoing, the following information is included herein to disclose certain factors that could become applicable if a determination were made by the Reporting Person at a future date to acquire a substantial number of additional shares of Common Stock.

               Shares of Common Stock are traded on the Over the Counter Bulletin Board. If additional shares of Common Stock are purchased by the Reporting Person, such purchase would reduce the number of such shares that might otherwise trade publicly and may reduce the number of holders of such shares and, depending on the number of such shares so purchased, could adversely affect the liquidity and market value of the remaining such shares held by the public.

               The Company is subject to the reporting requirements of the Exchange Act. Such reporting requirements may be terminated upon application to the Securities and Exchange Commission if there are fewer than 300 holders of record of such shares. The termination of the registration of the Common Stock under the Exchange Act would reduce the information required to be furnished by the Company to its stockholders and would render inapplicable certain provisions of the Exchange Act. If the Reporting Person was to acquire a substantial number of shares of Common Stock, the ability of affiliates of the Company and of persons holding such shares which are "restricted securities" of the Company to dispose of such shares under Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated.

               See Items 3 and 6 for a description of certain other provisions of the Purchase Agreement and a description of the Pledge Agreement.


ITEM 5.     INTEREST IN SECURITIES OF ISSUER.

               The number of shares of Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on representations made by the Sellers in the Purchase Agreement. The Reporting Person disclaims responsibility for the accuracy of the number of shares of Common Stock issued and outstanding and the resulting percentage calculations.

               By reason of the Reporting Person entering into the Purchase Agreement, the Reporting Person may be deemed to be the beneficial owner of the 6,454,300 shares of Common Stock to be acquired thereunder, which represent approximately 61.56% of the Common Stock issued and outstanding. Until the Closing, the Reporting Person disclaims beneficial ownership of the 6,454,300 shares of Common Stock to be acquired pursuant to the Purchase Agreement.

               Except as indicated herein, neither the Reporting Person nor any of the persons listed on Schedule I (based on information provided by such individuals) presently beneficially owns any Common Stock. Except as described herein, no transactions in Common Stock were effected during the past 60 days by the Reporting Person or any other person named in Item 2 (based on information provided by such individuals).

               See Item 6 for a description of the Pledge Agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

STOCK PURCHASE AGREEMENT

               The Sellers under the Purchase Agreement are Theodore S. Li and Hui Cynthia Lee. Each of Mr. Li and Ms. Lee are executive officers and directors of the Company and Ms. Lee's spouse, Jey Hsin Yao, is a director of the Company. The Purchase Agreement contains customary representations, warranties, covenants and indemnities of the parties. Closing under the Purchase Agreement is subject to the satisfaction or waiver of various conditions set forth therein, and the Purchase Agreement may be terminated as set forth therein.

CUSTODIAL AND STOCK PLEDGE AGREEMENT

               It is a condition to Closing under the Purchase Agreement that the parties enter into the Pledge Agreement to secure the payment obligations of the Reporting Person under the Notes (the "Obligations"). Under the Pledge Agreement, the Reporting Person will pledge to the Sellers all of the PMIC Shares acquired under the Purchase Agreement and grant to such Sellers a lien upon and a continuing security interest in such PMIC Shares, subject to the terms and conditions of the Pledge Agreement. Until such time all amounts due and owing under the Notes are paid in full or until their earlier release in accordance with the terms of the Pledge Agreement, as the case may be, the certificates representing the PMIC Shares will be held in escrow by Quarles & Brady Streich Lang LLP (the "Custodian") in accordance with the terms of the Pledge Agreement.

               If the Reporting Person becomes entitled to receive or shall receive with respect to the PMIC Shares (i) any additional shares of capital stock of the Company; (ii) any stock certificate, including without limitation, any certificate representing a stock dividend or in connection with any increase or reduction of capital, reclassification, merger, consolidation, sale of assets, combination of shares, stock split or other recapitalization; (iii) any option, warrant or right, whether as an addition to, in substitution of or in exchange for any of the PMIC Shares, or otherwise; or (iv) any dividend or other distribution payable in property, or securities issued by a person other than the Company, then the Reporting Person will receive and accept the same, in trust, as trustee for the Sellers, and shall deliver them to the Custodian. Any cash distributions received by the Reporting Person in respect of the PMIC Shares may be applied to reduce such of the Obligations as the Reporting Person may determine in its sole discretion.

               Unless and until an Event of Default (as that term is defined in the Notes) shall have occurred, the Reporting Person shall be entitled to exercise all voting and other corporate rights in respect of the PMIC Shares (except for the right to receive dividends and distributions payable in kind, which are to be delivered to the Custodian), including, without limitation, all rights and privileges of conversion, exchange and subscription, as though the Reporting Person were the absolute owner of the PMIC Shares, subject to the pledge in the Pledge Agreement. Notwithstanding the foregoing, the Reporting Person will covenant and agree that it will not vote any of the PMIC Shares in any way inconsistent with the provisions or intent of the Pledge Agreement. All rights of the Reporting Person to vote and give consents, waivers and ratifications, and to convert, exchange or subscribe (collectively referred to as the "Corporate Rights"), shall cease if an Event of Default shall occur. If an Event of Default shall occur, whether or not the PMIC Shares shall have been registered in the Sellers' name, the Sellers then shall have the right to exercise all Corporate Rights with respect to the PMIC Shares.

               The Reporting Person will covenant in the Pledge Agreement that until all of the Obligations have been satisfied in full it shall not sell, convey or otherwise dispose of any of the PMIC Shares or any interest in the PMIC Shares, or create, incur or permit to exist any pledge, mortgage, lien, charge or encumbrance or any security interest whatsoever in or with respect to any of the PMIC Shares, other than that created by the Pledge Agreement, nor attempt to do any of the foregoing.

               See Items 3 and 4 for additional information which may be required by this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

A. Stock Purchase Agreement, dated December 10, 2004, among Advanced Communications Technologies, Inc., Theodore S. Li and Hui Cynthia Lee.

B.       Form of 6% Secured Convertible Promissory Note to be issued to
         Theodore S. Li.

C.       Form of 6% Secured Convertible Promissory Note to be issued to
         Hui Cynthia Lee.

D. Form of Custodial and Stock Pledge Agreement to be entered into among Advanced Communications Technologies, Inc., Theodore S. Li, Hui Cynthia Lee, and Quarles & Brady, Streich Lang LLP.

E. Form of Employment Agreement to be entered into among Advanced Communications Technologies, Inc., Encompass Group Affiliates, Inc. Pacific Magtron International Corp. and Theodore S. Li.

F. Form of Employment Agreement to be entered into among Advanced Communications Technologies, Inc., Encompass Group Affiliates, Inc. Pacific Magtron International Corp. and Hui Cynthia Lee.

G. Agreement, dated December 10, 2004, between Pacific Magtron International Corp. and Stonestreet LP.

H. Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of Series A Redeemable Convertible Preferred Stock (included as Exhibit A to Exhibit G hereto).

SIGNATURES.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      ADVANCED COMMUNICATIONS TECHNOLOGIES, INC.



   December 20, 2004                  By: /s/ Wayne I. Danson
------------------------                  ------------------------------
        Date                              Wayne I. Danson
                                          President and Chief Financial Officer

                                   SCHEDULE I


               The following is a list of the executive officers and directors of Advanced Communications Technologies, Inc. ("ACT").

Name and Business Address            ACT Office Held                       Principal Occupation
-------------------------            ---------------                       --------------------
Wayne I. Danson                      President, Chief Financial Officer    Managing Director of Danson
420 Lexington Avenue                 and Director                          Partners, LLC and President and
New York, NY 10170                                                         Chief Financial Officer of ACT

Michael R. Finch                     Director                              Chief Technology Officer of New
37 Walnut Street, No. 10                                                   Media Solutions, Inc.
Wellesley, MA 02481

Jonathan J. Lichtman                 Secretary and Director                Attorney with
120 E. Palmetto Park Road                                                  Levinson & Lichtman, LLP
Suite 100
Boca Raton, FL 33432

Martin Nielson                       Senior Vice President -               Senior Vice President of ACT and
420 Lexington Avenue                 Acquisitions and Director             Chief Executive Officer of Encompass
New York, NY 10170

Randall Prouty                       Director                              President and Chairman of the Board
420 Lexington Avenue                                                       of Directors of World Associates,
New York, NY 10170                                                         Inc.

Wilbank J. Roche                     Director                              Attorney with Roche & Holt
2530 Wilshire Blvd., Suite 200
Santa Monica, CA 90403

                                   EXHIBIT A



                            STOCK PURCHASE AGREEMENT

                             DATED DECEMBER 10, 2004

                                  BY AND AMONG

                   ADVANCED COMMUNICATIONS TECHNOLOGIES, INC.

                                       AND

                        THEODORE S. LI AND HUI CYNTHIA LI

                                TABLE OF CONTENTS

                                                                               PAGE NO.
                                                                               --------
ARTICLE I - DEFINITIONS............................................................1

ARTICLE II - SALE AND TRANSFER OF SHARES; CLOSING..................................10

  2.1    Shares....................................................................10
  2.2    Purchase Price............................................................10
  2.3    Closing...................................................................11
  2.4    Closing Deliveries........................................................11

ARTICLE III - REPRESENTATIONS AND WARRANTIES OF SELLERS ...........................12

  3.1    Organization And Good Standing............................................12
  3.2    Authority; No Conflict....................................................12
  3.3    Capitalization............................................................14
  3.4    Reports; Financial Statements.............................................14
  3.5    Books And Records.........................................................15
  3.6    Title To Properties; Encumbrances.........................................15
  3.7    Condition And Sufficiency Of Assets.......................................16
  3.8    Accounts Receivable.......................................................17
  3.9    Inventory.................................................................17
  3.10   No Undisclosed Liabilities................................................17
  3.11   Taxes.....................................................................17
  3.12   No Material Adverse Change................................................18
  3.13   Benefit Plans.............................................................18
  3.14   Compliance With Legal Requirements; Governmental Authorizations...........22
  3.15   Legal Proceedings; Orders.................................................23
  3.16   Absence Of Certain Changes And Events.....................................24
  3.17   Contracts; No Defaults....................................................25
  3.18   Insurance.................................................................27
  3.19   Environmental Matters.....................................................28
  3.20   Employees.................................................................29
  3.21   Labor Disputes; Compliance................................................30
  3.22   Intellectual Property.....................................................30
  3.23   Certain Payments..........................................................32
  3.24   Relationships With Related Persons........................................33
  3.25   Brokers Or Finders........................................................33
  3.26   Nevada Statutes...........................................................33
  3.27   Disclosure................................................................33

                                                                               PAGE NO.
                                                                               --------
ARTICLE IV - REPRESENTATIONS AND WARRANTIES BY BUYER...............................34

  4.1    Organization And Good Standing............................................34
  4.2    Authority; No Conflict....................................................34
  4.3    Investment Intent.........................................................35
  4.4    Brokers Or Finders .......................................................35
  4.5    Capitalization............................................................35
  4.6    Reports; Financial Statements.............................................36

ARTICLE V - CONDITIONS PRECEDENT TO THE OBLIGATIONS OF BUYER.......................36

  5.1    Representation And Warranties True At The Closing Date....................36
  5.2    No Material Adverse Change ...............................................37
  5.3    Sellers' Performance
  5.4    Opinion Of Sellers' Counsel...............................................37
  5.5    Ownership Of Shares ......................................................37
  5.6    No Prohibition Of Transaction.............................................37
  5.7    Compliance With Law ......................................................37
  5.8    Documentation And Consents ...............................................37
  5.9    Employment Agreements ....................................................38
  5.10   Consents To Assignments...................................................38
  5.11   Resignations..............................................................38
  5.12   Sellers' Release..........................................................38
  5.13   Due Diligence.............................................................38
  5.14   Inventory Facility........................................................38
  5.15   Series A Preferred Stock..................................................39
  5.16   Consent...................................................................39
  5.17   Records...................................................................39
  5.18   Opinion Of Nevada Counsel.................................................39
  5.19   Other Documents And Aspects Of The Transaction............................39
  5.20   Actions Satisfactory......................................................39
  5.21   Shares....................................................................39
  5.22   UCC Financing Statements..................................................39

ARTICLE VI - CONDITIONS PRECEDENT TO THE OBLIGATIONS OF SELLERS....................39

  6.1    Representations And Warranties True At The Closing Date...................40
  6.2    Indemnity Agreement.......................................................40
  6.3    Pledge Agreement..........................................................40
  6.4    Buyer's Performance.......................................................40
  6.5    Opinion Of Buyer's Counsel................................................40
  6.6    Revolving Line Of Credit  ................................................40
  6.7    Continued Listing ........................................................40

                                                                               PAGE NO.
                                                                               --------
ARTICLE VII - COVENANTS OF SELLERS PRIOR TO CLOSING DATE...........................40

  7.1    Access And Investigation..................................................40
  7.2    Operation Of The Businesses Of The Acquired Companies.....................41
  7.3    Negative Covenant.........................................................41
  7.4    Approvals Of Governmental Bodies..........................................41
  7.5    Notification..............................................................41
  7.6    Payment Of Indebtedness By Related Persons................................41
  7.7    No Negotiation............................................................41
  7.8    SEC Reports...............................................................42
  7.9    Series A Preferred Stock..................................................42
  7.10   Best Efforts..............................................................42

ARTICLE VIII - COVENANTS OF BUYER PRIOR TO CLOSING DATE............................42

  8.1    Approvals Of Governmental Bodies .........................................42
  8.2    Notification..............................................................42
  8.3    Best Efforts..............................................................42

ARTICLE IX - COVENANTS OF SELLERS AND BUYER SUBSEQUENT TO THE CLOSING DATE.........42

  9.1    Further Assurances........................................................42
  9.2    Further Consents..........................................................43
  9.3    SEC Reports...............................................................43
  9.4    SEC Reports...............................................................43
  9.5    Textron Facility..........................................................43

ARTICLE X - MUTUAL COVENANTS.......................................................43

  10.1   Expenses..................................................................43
  10.2   Public Announcements......................................................43
  10.3   Confidentiality...........................................................44

ARTICLE XI - INDEMNIFICATION; REMEDIES.............................................44

  11.1   Survival..................................................................44
  11.2   Time Limitations..........................................................44
  11.3   Indemnification By Sellers................................................45
  11.4   Indemnification By Buyer..................................................45
  11.5   Procedure For Indemnification -- Third Party Claims.......................45

ARTICLE XII - TERMINATION .........................................................46

  12.1   Termination Events........................................................46
  12.2   Effect Of Termination.....................................................47

                                                                               PAGE NO.
                                                                               --------
ARTICLE XIII - MISCELLANEOUS.......................................................47

  13.1   Notices...................................................................47
  13.2   Governing Law And Venue; Waiver Of Jury Trial.............................48
  13.3   Further Assurances........................................................49
  13.4   Waiver....................................................................49
  13.5   Entire Agreement And Modification.........................................49
  13.6   Assignments, Successors And No Third-Party Rights.........................50
  13.7   Severability..............................................................50
  13.8   Section Headings, Construction............................................50
  13.9   Time Of Essence...........................................................50
  13.10  Counterparts..............................................................50

EXHIBITS

         Exhibit 2.1       Custodial and Stock Pledge Agreement
         Exhibit 2.4(i)    6% Secured Convertible Promissory Note issuable to Theodore S. Li
         Exhibit 2.4(i)    6% Secured Convertible Promissory Note issuable to Hui Cynthia Lee
         Exhibit 2.4(i)    Indemnity Agreement
         Exhibit 5.9(a)    Employment Agreement with Theodore S. Li
         Exhibit 5.9(b)    Employment Agreement with Hui Cynthia Lee
         Exhibit 5.12      Sellers' Release

DISCLOSURE LETTER

         Section 3.1           Organization and Good Standing
         Section 3.2           Authority; No Conflict
         Section 3.3           Capitalization
         Section 3.4           Reports; Financial Statements
         Section 3.5           Books and Records
         Section 3.6           Title to Properties; Encumbrances
         Section 3.8           Accounts Receivable
         Section 3.9           Inventory
         Section 3.10          No Undisclosed Liabilities
         Section 3.11          Taxes
         Section 3.12          No Material Adverse Change
         Section 3.13          Benefit Plans
         Section 3.14          Compliance with Legal Requirements; Governmental Authorizations
         Section 3.15          Legal Proceedings; Orders
         Section 3.16          Absence of Certain Changes and Events
         Section 3.17          Contracts; No Defaults
         Section 3.18          Insurance
         Section 3.19          Environmental Matters
         Section 3.20          Employees
         Section 3.21          Labor Disputes; Compliance
         Section 3.22          Intellectual Property
         Section 3.24          Relationships with Related Persons

BUYER DISCLOSURE LETTER

          Section 4.5         Capitalization

                            STOCK PURCHASE AGREEMENT

      Stock Purchase Agreement (hereinafter called, this "Agreement"), dated as of December 10, 2004 among ADVANCED COMMUNICATIONS TECHNOLOGIES, INC., a Florida corporation ("Buyer"), THEODORE S. LI, an individual residing in California ("Li"), HUI CYNTHIA LEE ("Lee"), an individual residing in California. Li and Lee shall be collectively referred to hereinafter as "Sellers."

      Sellers own 6,454,300 shares (the "Shares") of the common stock, par value $0.001 per share, of PACIFIC MAGTRON INTERNATIONAL CORP., a Nevada corporation (the "Company"), which constitute 61.56% of the issued and outstanding shares of capital stock of the Company. Sellers desire to sell, and Buyer desires to purchase, the Shares for the consideration and on the terms set forth in this Agreement.

      The parties, intending to be legally bound, hereby agree as follows:

                                    ARTICLE I

                                   DEFINITIONS

            For purposes of this Agreement, the following terms shall have the meanings specified or referred to in this Section 1:

            "ACQUIRED   COMPANIES"   --  the  Company   and  its   Subsidiaries,
collectively; each of the foregoing is an "Acquired Company."

            "AUDIT DATE" -- as defined in Section 3.4.

            "BALANCE SHEET" -- as defined in Section 3.4(a).

            "BEST EFFORTS" -- the efforts that a prudent Person desirous of achieving a result would use under similar circumstances to ensure that such result is achieved as expeditiously as possible.

            "BUYER" -- as defined in the first paragraph of this Agreement.

            "BUYER AUDIT DATE" -- as defined in Section 4.6.

            "BUYER COMMON STOCK" -- as defined in Section 4.5.

                                                                  EXECUTION COPY


            "BUYER'S DISCLOSURE LETTER" - the disclosure letter delivered by Buyer to Sellers concurrently with the execution and delivery of this Agreement.

            "BUYER MATERIAL ADVERSE EFFECT" - means any circumstance(s) or event(s), the result of which would have, or reasonably could be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations, or condition (financial or otherwise) of Buyer and its Subsidiaries or on the Contemplated Transactions.

            "BUYER PREFERRED SHARES" -- as defined in Section 4.5.

            "BUYER REPORTS" -- as defined in Section 4.6.

            "BUYER STOCK PLANS" -- as defined in Section 4.5.

            "CLOSING" -- as defined in Section 2.3.

            "CLOSING DATE" -- shall mean January __, 2005, or such other date and time mutually agreed to among the parties hereto.

            "CODE" -- the Internal Revenue Code of 1986, as amended from time to time, or any successor law.

            "COMPANY" -- as defined in the second paragraph of this Agreement.

            "CONSENT" -- any approval, consent, ratification, permission, waiver or other authorization (including any Governmental Authorization).

            "CONTEMPLATED TRANSACTIONS" -- all of the transactions contemplated by this Agreement, including, but not limited to:

            (i) the sale of the Shares by Sellers to Buyer;

            (ii) the execution, delivery and performance of the Promissory Notes, the Employment Agreements, the Indemnity Agreement, the Pledge Agreement and the Releases;

            (iii) the performance by Buyer and Sellers of their respective covenants and obligations hereunder;

            (iv) Buyer's acquisition and exercise of control over the Acquired Companies; and

            (v) any change in the directors, officers or other key employees of the Acquired Companies.

            "CONTRACT"  --  any  agreement,  contract,  instrument,   indenture,
guaranty, power of attorney, commitment, promise, assurance, obligation or undertaking.

            "CONVERSION SHARES" -- as defined in Section 3.2.

            "COPYRIGHTS" -- as defined in Section 3.22.

            "DAMAGES" -- as defined in Section 11.3.

            "DIRECTOR'S PLANS" -- as defined in Section 3.13(a).

            "DISCLOSURE LETTER" -- the disclosure letter delivered by Sellers to Buyer concurrently with the execution and delivery of this Agreement; provided that on or prior to 12:00 noon (Phoenix, Arizona time) Saturday, December 11, 2004, Sellers shall have the right to update the Disclosure Letter solely with respect to (i) cross referencing information contained in the Disclosure Letter delivered to Buyer concurrently with the execution and delivery of this Agreement with the appropriate section numbers of the Agreement, (ii) compiling Exhibits referenced in the Disclosure Letter delivered to Buyer concurrently with the execution and delivery of this Agreement, and (iii) disclosing consents that Sellers are required to obtain from third parties who are parties to agreements set forth in the Disclosure Letter delivered to Buyer concurrently with the execution and delivery of this Agreement.

            "EMPLOYMENT AGREEMENTS" -- as defined in Section 5.9.

            "ENCUMBRANCE" -- any lien, pledge, hypothecation, charge, mortgage, deed of trust, security interest, encumbrance, equity, trust, equitable interest, claim, easement, right-of-way, servitude, right of possession, lease tenancy, license, encroachment, intrusion, covenant, infringement, interference, Order, proxy, option, right of first refusal, community property interest, legend, defect, impediment, exception, reservation, limitation, impairment, imperfection of title, condition or restriction of any kind, including, but not limited to, restriction on the use, voting (in the case of any security), transfer, receipt of income or other exercise of any other attribute of ownership.

            "ENVIRONMENT" -- soil, surface or subsurface land, strata, surface waters (including navigable waters and ocean waters), groundwaters, drinking water supply, stream sediments, ambient air, plant and animal life and any other environmental medium or natural resource.

            "ENVIRONMENTAL, HEALTH AND SAFETY LIABILITIES" --any loss, cost, expense, claim, demand, liability, obligation or other responsibility of whatever kind or otherwise, based upon Environmental Laws, relating to:

            (i) any environmental, health or safety matters or conditions (including, but not limited to, on-site or off-site contamination, occupational safety and health, and regulation of chemical substances or products);

            (ii) fines, penalties, judgments, awards, settlements, legal or administrative proceedings, damages, losses, claims, demands and response, remedial or inspection costs and expenses arising under Environmental Law;

            (iii) financial responsibility under Environmental Law for cleanup costs or corrective action, including for any removal, remedial or other response actions, and for any natural resource damages;

            (iv) any other compliance, corrective or remedial measures required under Environmental Law.

The terms "removal," "remedial" and "response" action shall include the types of activities covered by the United States Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601 et seq., as amended ("CERCLA").

            "ENVIRONMENTAL LAW" -- any provision of past, present or future, national, federal, state, local or any other governmental law, directive, statute, ordinance, rule, regulation, code, standard or other legal requirement, or common law (including, but not limited to, common law that may impose strict liability) or any judgment, order, writ, notice, decree, permit, license, authorization approval, consent, injunction, or agreement with a Governmental Body, relating to any environmental, health or safety matters or conditions, Hazardous Materials, pollution, protection, preservation or restoration of the Environment, including, but not limited to, on-site or off-site contamination, occupational safety and health and regulation of chemical substances or products, emissions, discharges, releases or threatened release of pollutants, contaminants, chemicals, or industrial, toxic, radioactive or Hazardous Materials or wastes into the Environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, pollutants, contaminants, chemicals, or industrial, toxic, radioactive or hazardous substances or wastes. Environmental Laws include, but are not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. ss. 9601 et seq., the Resource Conservation and Recovery Act, as amended, 42 U.S.C. ss. 6901 et seq., the Clean Air Act, as amended, 42 U.S.C. ss. 7401 et seq., the Federal Water Pollution Control Act, as amended, 33 U.S.C. ss. 1251 et seq., the Toxic Substances Control Act, as amended, 15 U.S.C. ss. 2601 et seq., the Hazardous Materials Transportation Act, as amended 49 U.S.C. ss. 1471 et seq., the Emergency Planning and Community Right to Know Act, 42 U.S.C. ss. 11001 et seq., and the Safe Drinking Water Act, 42 U.S.C. ss. 300f et seq.

            "ERISA" -- the Employee Retirement Income Security Act of 1974, as amended from time to time, or any successor law.

            EXCHANGE ACT" - shall mean the Securities Exchange Act of 1934, as amended from time to time, or any successor law.

            "FACILITIES" -- any real property, leaseholds or other interests currently or formerly owned or operated by any Acquired Company (or any predecessor Person) and/or any buildings, plants, structures or equipment of any Acquired Company (or any predecessor Person).

            "GAAP" -- generally accepted United States accounting principles applied on a basis consistent with the basis on which financial statements referred to in Section 3.4 were prepared.

            "GOVERNMENTAL AUTHORIZATION" -- any permit, license, franchise, approval, consent, ratification, permission, confirmation, endorsement, waiver, certification, registration, qualification or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

            "GOVERNMENTAL BODY" -- any:

            (i) nation, kingdom, republic, confederation, principality, state, commonwealth, province, territory, canton, country, parish, city, town, township, municipality, village, hamlet, borough, district or other jurisdiction of any nature;

            (ii) federal, state, local, municipal, foreign or other government;

            (iii) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, ministry, service, system, corps, administration, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, organ, body or entity and any court or other tribunal);

            (iv) multi-national organization or body; or

            (v) body exercising, entitled or purporting to exercise, any executive, legislative, judicial, administrative, regulatory, police or taxing authority or power of any nature.

            "HAZARDOUS MATERIALS" -- any substance which presently or may in the future be listed, defined, designated or classified as, or otherwise determined to be, hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any material containing any such substance as a component, and includes, but shall not be limited to, any (i) "hazardous substance," "pollutant" or "contaminant" (as defined in Sections 101(14), (33) of CERCLA, 42 U.S.C. ss.ss. 9601(14), (33) or the regulations designated pursuant to Section 102 of CERCLA, 42 U.S.C. ss. 9602 and found at 40 C.F.R. Part 302), including any element, compound, mixture, solution, or substance which is or may be designated pursuant to Section 102 of CERCLA; (ii) substance which is or may be designated pursuant to Section 311(b)(2)(A) of the Federal Water Pollution Control Act, 33 U.S.C. ss.ss. 1251, 1321(b)(2)(A), as amended ("FWPCA"); (iii) hazardous waste having the characteristics which are identified under or listed pursuant to Section 3001 of the Resource Conservation and Recovery Act, 42 U.S.C. ss.ss. 6901,6921, as amended ("RCRA") or having such characteristics which shall subsequently be considered under RCRA to constitute a hazardous waste; (iv) substance containing petroleum, as that term is defined in Section 9001(8) of RCRA, 42 U.S.C. ss. 991(8) or 40 C.F.R. Part 280; (v) toxic pollutant which is or may be listed under Section 307(a) of the FWPCA, 33 U.S.C. ss. 1317(a); (vi) hazardous air pollutant which is or may be listed under Section 112 of the Clean Air Act, 42 U.S.C. ss.ss. 7401, 7412, as amended; (vii) imminently hazardous chemical substance or mixture with respect to which action has been or may be taken pursuant to Section 7 of the Toxic Substances Control Act, 15 U.S.C. ss.ss. 2601, 2606, as amended; (viii) waste oil and other petroleum products;
(ix) asbestos, asbestos containing material or urea formaldehyde or material which contains it; or (x) source, special nuclear or by-product material as defined by the Atomic Energy Act of 1954, as amended, 42 U.S.C. ss. 3011 et seq. "Hazardous Materials" does not include small quantities of consumer products, office cleaning products or other office supplies as are customarily used in compliance with applicable Environmental Laws in the ordinary course in a general office facility.

            "INDEMNIFIED PERSONS" -- as defined in Section 11.3.

            "INDEMNITY AGREEMENT" -- as defined in Section 2.4(b)(iv).

            "INTELLECTUAL PROPERTY ASSETS" -- as defined in Section 3.22.

            "INTERIM BALANCE SHEET" -- as defined in Section 3.4.

            "KNOWLEDGE" -- an individual shall be deemed to have "Knowledge" of a particular fact or other matter if:

            (i) such  individual is actually aware of such fact or other matter;
      or

            (ii) a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonably comprehensive investigation concerning the truth or existence of such fact or other matter.

A Person (other than an individual) shall be deemed to have "Knowledge" of a particular fact or other matter if any individual who is serving, or who has at any time served, as a director, officer, or employee of such Person (or in any similar capacity) has, or at any time had, Knowledge of such fact or other matter.

            "LEGAL REQUIREMENT" -- any federal, state, local, municipal, foreign
or  other  law,  statute,  legislation,  bill,  act,  enactment,   constitution,
resolution, proposition, initiative, canon, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, ruling, directive, guideline, or interpretation issued, enacted, adopted, passed, approved, ratified, endorsed, promulgated, made, entered, rendered, published or implemented by or under the authority of any Governmental Body or by the eligible voters of any jurisdiction.

            "MARKS" -- as defined in Section 3.22.

            "MATERIAL ADVERSE EFFECT" - means any circumstance(s) or event(s), the result of which would have, or reasonably could be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations, or condition (financial or otherwise) of any Acquired Company or on the Contemplated Transactions.

            "NEVADA STATUTES" -- as defined in Section 3.26.

            "ORDER" -- any order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, sentence, subpoena, writ or award issued, made, entered or rendered by any court, administrative agency or other Governmental Body or by any arbitrator.

            "ORDINARY COURSE OF BUSINESS" -- an action taken by a Person shall be deemed to have been taken in the "Ordinary Course of Business" only if:

            (i) such action is recurring in nature, is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person;

            (ii) such action is not required to be authorized by the board of directors of such Person (or by any Person or group of Persons exercising similar authority), is not required to be authorized by the parent company (if any) of such Person and does not require any other separate or special authorization of any nature; and

            (iii) such action is similar in nature and magnitude to actions customarily taken, without any separate or special authorization, in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person.

            "ORGANIZATIONAL DOCUMENTS" -- (i) the articles or certificate of incorporation and the bylaws of a corporation; (ii) the partnership agreement and any statement of partnership of a general partnership; (iii) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (iv) any charter or similar document adopted or filed in connection with the formation, creation, constitution or organization of a Person; and (v) any amendment to any of the foregoing.

            "PATENTS" -- as defined in Section 3.22.

            "PBGC" -- the Pension Benefit Guaranty Corporation, or any successor thereto.

            "PERSON" -- any individual, corporation (including any non-profit corporation), general partnership, limited partnership, joint venture, estate, trust, cooperative, foundation, union, syndicate, league, consortium, coalition, committee, society, firm, company or other enterprise, association, organization or other entity or Governmental Body.

            "PLAN" -- any "employee benefit plan," as defined in Section 3(3) of ERISA, that covers any employee or former employee of any of the Companies.

            "PLEDGE AGREEMENT" - As defined in Section 2.1(b).

            "PROCEEDING" -- any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding and any informal proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination, investigation commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

            "PROMISSORY NOTES" -- as defined in Section 2.4(b)(i).

            "PURCHASE PRICE" -- as defined in Section 2.2.

            "QUARLES" -- as defined in Section 2.1(b).

            "RELATED PERSON" -- with respect to a particular individual:

            (i) each other member of such individual's Family;

            (ii) any Person that is directly or indirectly controlled by any one or more members of such individual's Family;

            (iii) any Person in which members of such individual's Family hold (individually or in the aggregate) a Material Interest; and

            (iv) any Person with respect to which one or more members of such individual's Family serves as a director, officer, employee, general partner, executor or trustee (or in a similar capacity).

(for purposes of this definition, the "Family" of an individual includes (i) such individual, (ii) the individual's spouse, (iii) any other natural person who is related to the individual or the individual's spouse within the second degree, and (iv) any other natural person who resides with such individual and "Material Interest" means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of voting securities or other voting interests representing at least twenty percent (20%) of the outstanding voting power of a Person or equity securities or other equity interests representing at least twenty percent (20%) of the outstanding equity securities or equity interests in a Person).

With respect to a specified Person other than an individual:

            (a) any Person that directly or indirectly controls, is directly or indirectly controlled by or is directly or indirectly under common control with such specified Person;

            (b) any Person that holds a Material Interest in such specified Person;

            (c) each Person that serves as a director, officer, employee, general partner, executor or trustee of such specified Person (or in a similar capacity);

            (d) any Person in which such specified Person holds a Material Interest; and

            (e) any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity).

            "RELEASE" -- any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, depositing, disposing, dumping or emplacement into the Environment.

            "REPORTS" -- as defined in Section 3.4.

            "RIGHTS IN MASK WORKS" -- as defined in Section 3.22.

            "SEC" -- as defined in Section 3.4.

            "SECURITIES ACT" -- the Securities Act of 1933, as amended from time to time, or any successor law.

            "SELLERS" -- as defined in the first paragraph of this Agreement.

            "SELLERS' RELEASE" -- as defined in Section 5.12.

            "SERIES A PREFERRED STOCK" -- as defined in Section 3.3(a).

            "SERIES A TRANSACTION" -- as defined in Section 5.15.

            "SHARES" -- as defined in the second paragraph of this Agreement.

            "SUBSIDIARY"   --  with  respect  to  any  Person   ("owner"),   any
corporation or other Person of which securities or other interests having the power to elect a majority of that corporation's or other Person's board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having that power only upon the happening of a contingency that has not occurred) are held by owner or one or more of its Subsidiaries; when used without reference to a particular Person, "Subsidiary" means Subsidiary of the Company.

            "TAX" -- any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, inventory tax, occupancy tax, withholding tax, payroll tax, gift tax, estate tax or inheritance tax), levy, assessment, tariff, impost, imposition, toll, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body or payable pursuant to any tax-sharing agreement or pursuant to any other Contract relating to the sharing or payment of any such tax, levy, assessment, tariff, impost, imposition, toll, duty, deficiency or fee.

            "TAX  RETURN"  -- any return  (including  any  information  return), report, statement, declaration, schedule, notice, notification, form, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

            "TEXTRON" -- as defined in Section 5.14.

            "TEXTRON FACILITY" -- as defined in Section 5.14.

            "THREAT OF RELEASE" -- a substantial likelihood of a Release which might require action in order to prevent or mitigate damage to the Environment that might result from such Release.

            "THREATENED" -- a claim, Proceeding, dispute, action or other matter shall be deemed to have been "Threatened" if any demand or statement shall have been made (orally or in writing) or any notice shall have been given (orally or in writing), or if any other event shall have occurred or any other circumstances shall exist, that might lead a prudent Person to conclude that such a claim, Proceeding, dispute, action or other matter might be asserted, commenced, taken or otherwise pursued in the future.

            "TRADE SECRETS" -- as defined in Section 3.22.

            "VEBA'S" -- as defined in Section 3.13(a).

                                   ARTICLE II

                      SALE AND TRANSFER OF SHARES; CLOSING.

      2.1 SHARES.

      (a) Subject to the terms and conditions of this Agreement, at the Closing, Sellers shall sell to Buyer, and Buyer shall purchase from Sellers, the Shares.

      (b) The Shares shall be delivered to and held by Quarles & Brady Streich Lang LLP ("Quarles") in accordance with that certain Custodial and Pledge Agreement by and among Sellers, Buyer and Quarles in substantially the form of
Exhibit 2.1 attached hereto (the "Pledge Agreement").

      2.2 PURCHASE PRICE. The purchase price (the "Purchase Price") for the Shares shall be $500,000.

      2.3 CLOSING. The purchase and sale (the "Closing") provided for in this Agreement shall take place at the offices of Eckert Seamans Cherin & Mellott, LLC, 1515 Market Street - 9th Floor, Philadelphia, Pennsylvania, counsel for Buyer, at 1:00 p.m. (Philadelphia time) on January 10, 2005, or at such other time and place as the parties hereto shall mutually agree. Subject to the provisions of Section 12, failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place determined pursuant to this Section 2.3 shall not result in the termination of this Agreement and shall not relieve any parties to this Agreement of any obligation hereunder.

      2.4 CLOSING DELIVERIES. At the Closing:

      (a) Sellers shall deliver, or cause to be delivered, to Buyer:

            (i) certificates representing the Shares, duly endorsed (or accompanied by duly executed stock powers), with signatures guaranteed by a commercial bank or by a member firm of the New York Stock Exchange, for transfer to Buyer, together with instructions to the transfer agent of the Company requesting that a new certificate or certificates representing the Shares be issued in Buyer's name;

            (ii) the opinion of Sellers'  counsel  required  pursuant to Section
      5.4 hereof and the opinion of Nevada counsel required  pursuant to Section
      5.18 hereof;

            (iii) the Employment Agreements;

            (iv) the Sellers' Release; and

            (v) such other documents, instruments, certificates and opinions as may be required by this Agreement or as may be reasonably requested by Buyer; and

      (b) Buyer shall deliver, or cause to be delivered, to Sellers:

            (i) promissory notes payable to Li and Lee in the respective principal amounts of $166,889.00 and $333,111.00 each in the form of
      Exhibit 2.4(i) (the "Promissory Notes");

            (ii) the opinion of Buyer's counsel required pursuant to Section 6.5 hereof;

            (iii) the Pledge Agreement;

            (iv) an Indemnity Agreement in substantially the form of Exhibit 2.4(iv) attached hereto (the "Indemnity Agreement"); and

            (v) such other documents instruments, certificates and opinions as may be required by this Agreement or as may be reasonably requested by Sellers.

      (c) Buyer shall deliver, or cause to be delivered, to Quarles, the certificates representing the Shares to be held by Quarles in accordance with the terms of the Pledge Agreement.

                                   ARTICLE III

                    REPRESENTATIONS AND WARRANTIES OF SELLERS

      Sellers jointly and severally represent and warrant to Buyer as follows:

      3.1 ORGANIZATION AND GOOD STANDING. (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada with full corporate power and authority to carry on its business as it is now being conducted, to own or hold under lease the properties and assets which it owns or holds under lease and perform all its obligations under the agreements and instruments to which it is a party or by which it is bound. The Company is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which the ownership or leasing of the properties owned by it or the nature of the activities conducted by it requires such qualification. Section 3.1(a) of the Disclosure Letter lists each such jurisdiction. Section 3.1(a) of the Disclosure Letter lists each Subsidiary of the Company.

      (b) Section 3.1(b) of the Disclosure Letter sets forth as to each Subsidiary its name, jurisdiction of incorporation, other jurisdictions in which authorized to do business, and capitalization. Each Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation as set forth in Section 3.1(b) of the Disclosure letter, with full corporate power and authority to carry on its business as it is now being conducted, to own or hold under lease the properties and assets which it owns or holds under lease and perform all its obligations under the agreements and instruments to which it is a party or by which it is bound, is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which the ownership or leasing of the properties owned by it or the nature of the activities conducted by it requires such qualification. Section 3.1(b) of the Disclosure Letter lists each such jurisdiction. None of the Acquired Companies is an "investment company" within the meaning of the Investment Company Act of 1940. Sellers have made available to Buyer copies of the Organizational Documents of each Acquired Company, as currently in effect.

      3.2 AUTHORITY; NO CONFLICT. This Agreement constitutes the legal, valid and binding obligation of Sellers, enforceable against Sellers in accordance with its terms. Upon the execution and delivery by Sellers of the Employment Agreements and the Releases, those documents will constitute the legal, valid and binding obligations of Sellers, enforceable against Sellers in accordance with their respective terms. Sellers have the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement, the Employment Agreements, the Releases and each other document contemplated hereunder or thereunder and to perform their obligations hereunder and thereunder. Except as set forth in Section 3.2 of the Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly:

            (a) contravene, conflict with or result (with or without notice or lapse of time) in a violation of (i) any of the provisions of the Organizational Documents of the Acquired Companies or (ii) any resolution adopted by the board of directors or the stockholders of any Acquired Company;

            (b) contravene, conflict with or result (with or without notice or lapse of time) in a violation of any Legal Requirement or any Order to which any Acquired Company or either Seller, or any of the assets owned or used by any Acquired Company, may be subject, except that, which could not have a Material Adverse Effect;

            (c) cause Buyer or any Acquired Company to become subject to, or to become liable for the payment of, any Tax;

            (d) cause any of the assets owned by any Acquired Company to be reassessed or revalued by any taxing authority or other Governmental Body;

            (e) contravene, conflict with or result (with or without notice or lapse of time) in a violation of any of the terms or requirements of, or give any Governmental Body the right (with or without notice or lapse of time) to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any Acquired Company or that otherwise relates to the business of, or any of the assets owned or used by, any Acquired Company, except that, which could not have a Material Adverse Effect;

            (f) contravene, conflict with or result (with or without notice or lapse of time) in a violation or breach of any of the provisions of, or give any Person the right (with or without notice or lapse of time) to declare a default or exercise any remedy under, or to accelerate the maturity or performance of or cancel, terminate or modify, any Contract to which any Acquired Company or any Seller is a party or under which any Acquired Company has any rights, or by which any Acquired Company or any Seller, or any of the assets owned or used by any Acquired Company, may be bound, except that, which could not have a Material Adverse Effect; or

            (g) result (with or without notice or lapse of time) in the imposition or creation of any Encumbrance upon or with respect to any of the assets owned or used by any Acquired Company.

Except as disclosed in Section 3.2 of the Disclosure Letter, no Acquired Company is or will be required to give any notice to or obtain any Consent from, and no Seller is or will be required to give any notice to or obtain any Consent from, any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions. Sellers are acquiring the Promissory Notes and, if applicable, the shares of Buyer's common stock issuable upon conversion of the Promissory Notes (the "Conversion Shares") for their own account and not with a view to their distribution within the meaning of Section 2.11 of the Securities Act. Each Seller is an "accredited investor," as such term is defined in Rule 501(a) promulgated pursuant to the
Securities  Act.  Each  Seller   acknowledges  that  such  Seller  has  had
the opportunity to ask questions of and receive answers from, or obtain additional information from, the executive officers of Buyer concerning the financial and other affairs of Buyer, and to the extent deemed necessary in light of such personal knowledge of the Buyer's affairs, such Seller has asked such questions and received answers to the full satisfaction of such Seller. Each Seller understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Promissory Notes or Conversion Shares or the fairness of suitability of the investment in the Promissory Notes or Conversion Shares nor have such authorities passed upon or endorsed the merits of the offering of the Promissory Notes or Conversion Shares.

      3.3 CAPITALIZATION. The authorized capital stock of the Company consists of (i) 25,000,000 shares of Common Stock, par value $0.001 per share, of which 10,485,062 shares are issued and outstanding, of which 6,454,300 constitute the Shares and (ii) 5,000,000 shares of Preferred Stock, par value $0.001 per share, of which 1,000 shares are designated Series A Redeemable Convertible Preferred Stock, of which 600 shares are issued and outstanding (the "Series A Preferred Stock"). Sellers are and will be on the Closing Date the record and beneficial owners and holders of the Shares, free and clear of all Encumbrances. Li owns 2,154,300 of the Shares and Lee owns 4,300,000 of the Shares. Except as set forth in Section 3.3 of the Disclosure Letter, with the exception of the Shares (which are owned by Sellers) and the other outstanding shares of common stock of the Company, all of the outstanding equity securities of each Acquired Company are owned of record and beneficially by one or more Acquired Companies. Except as set forth in Section 3.3 of the Disclosure Letter, no legend or other reference to any purported Encumbrance appears upon any certificate representing equity securities of any Acquired Company. All of the outstanding equity securities of each Acquired Company have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in Section 3.3 of the Disclosure Letter and except for the Series A Preferred Stock, there are no outstanding options, rights, conversion rights, agreements or commitments of any kind relating to the issuance, sale or transfer of any equity securities or other securities of any Acquired Company. None of the outstanding equity securities or other securities of any Acquired Company was issued in violation of the Securities Act or the securities or blue sky Legal Requirements of any state or other jurisdiction. No Acquired Company owns, or has any option, right, agreement or commitment of any kind to acquire, any equity securities or other securities of any Person (other than Acquired Companies) or any direct or indirect equity or ownership interest in any other business.

      3.4 REPORTS; FINANCIAL STATEMENTS.

            (a) Sellers have made available to Buyer, each registration statement, report, proxy statement or information statement prepared by the Company since December 31, 2003 (the "Audit Date"), including the Company's Annual Report on Form 10-K for the year ended December 31, 2003 (the "10-K") and the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 respectively (collectively, the "10-Q"), in the forms, including exhibits, annexes and any amendments thereto, filed with the Securities and Exchange Commission (the "SEC") (collectively, including any such reports filed subsequent  to the date  hereof,  its  "Reports").  Except as set forth in
      Section 3.4(a) of the Disclosure Letter, as of their respective dates, to the Knowledge of each Seller, the Company's Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of the consolidated balance sheets included in or incorporated by reference into the Company's Reports (including the related notes and schedules) fairly presents the consolidated financial position of the Company and its Subsidiaries as of such Report's date and each of the consolidated statements of income and of cash flows included in or incorporated by reference into its Reports (including any related notes and schedules) fairly presents the consolidated results of operations, retained earnings and cash flows, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein (the 10-K balance sheet being referred to hereinafter as the "Balance Sheet" and the balance sheet contained in the Form 10-Q filed by the Company for the period ended September 30, 2004 being referred to hereinafter as the "Interim Balance Sheet"). Since the Audit Date, the Company and each Subsidiary required to make filings under any Legal Requirement has filed with the applicable Governmental Bodies all material forms, statements, reports and documents (including exhibits, annexes and any amendments thereto) required to be filed by them, and each such filing complied in all material respects with all applicable laws, rules and regulations, other than such failures to file and non-compliance that could not have a Material Adverse Effect. Except as set forth in applicable filings with the SEC, to any Seller's Knowledge, as of the date hereof, no Person or "group" "beneficially owns" 5% or more of its outstanding voting securities, with the terms "beneficially owns" and "group" having the meanings ascribed to them under Rule 13d-3 and Rule 13d-5 under the Exchange Act. Except as set forth in Section 3.4(a) of the Disclosure Letter, to any Seller's Knowledge, any Person or "group" "beneficially owning" 5% or more of the Company's securities has filed with the SEC all statements required to be filed by it or them under Rules 13d-1 and 13d-2 of the Exchange Act.

            (b) As of the date hereof, there are no reports or statements on file with the SEC to which the SEC has provided comments and the Company has not responded. As of the date hereof, there are no registration statements on file with the SEC for which a formal withdrawal should have been delivered to the SEC by the Company, but for which a formal withdrawal has not been so delivered.

      3.5 BOOKS AND RECORDS. The books of account, minute books, stock record books and other records of the Acquired Companies, all of which have been made available to Buyer, are complete and correct in all material respects and have been maintained in accordance with sound business practices and the requirements of Section 13(b)(2) of the Exchange Act (regardless of whether or not the Acquired Companies are subject to that Section), including, but not limited to, the maintenance of an adequate system of internal controls. Except as set forth in Section 3.5 of the Disclosure Letter, the minute books of the Acquired Companies containing records of all meetings held of, and corporate action taken by, the stockholders, the Boards of Directors and committees of the Board of Directors of the Acquired Companies are accurate and complete in all material respects and no meeting of any such stockholders, Board of Directors or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of the Acquired Companies.

      3.6 TITLE TO PROPERTIES; ENCUMBRANCES. Section 3.6 of the Disclosure Letter lists all real property, leaseholds or other interests therein owned by the Acquired Companies. Sellers have made available to Buyer copies of the deeds and other instruments (as recorded) by which the Acquired Companies acquired such real property and interests, and copies of all title insurance policies, opinions, abstracts and surveys in the possession of Sellers or the Acquired Companies and relating to such property or interests. The Acquired Companies own (with good and marketable title in the case of real property, subject only to the matters permitted by the following sentence) all the properties and assets (real, personal and mixed, tangible and intangible) that they purport to own, including, but not limited to, all the properties and assets reflected in the Balance Sheet and the Interim Balance Sheet (except for assets held under capitalized leases disclosed in Section 3.6 of the Disclosure Letter and personal property sold since the date of the Balance Sheet and the Interim Balance Sheet, as the case may be, in the Ordinary Course of Business), and all the properties and assets purchased or otherwise acquired by the Acquired Companies since the date of the Balance Sheet (except for personal property acquired and sold since the date of the Balance Sheet in the Ordinary Course of Business and consistent with past practice), which subsequently purchased or acquired properties and assets (other than inventory and short term investments) are listed in Section 3.6 of the Disclosure Letter. All properties and assets reflected in the Balance Sheet and the Interim Balance Sheet are free and clear of all Encumbrances and are not, in the case of real property, subject to any rights of way, building use restrictions, exceptions, variances, reservations or limitations of any nature whatsoever except, with respect to all such properties and assets, (a) mortgages or security interests shown on the Balance Sheet or the Interim Balance Sheet as securing specified liabilities or obligations, with respect to which no default (or event which, with notice or lapse of time or both, would constitute a default) exists, (b) mortgages or security interests incurred in connection with the purchase of property or assets after the date of the Interim Balance Sheet (such mortgages and security interests being limited to the property or assets so acquired), with respect to which no default (or event which, with notice or lapse of time or both, would constitute a default) exists, (c) liens for current taxes not yet due, and (d) as to real property,
(i) minor imperfections of title, if any, none of which is substantial in amount, materially detracts from the value or impairs the use of the property subject thereto, or impairs the operations of any Acquired Company and (ii) zoning laws and other land use restrictions that do not impair the present or anticipated use of the property subject thereto. All buildings, plants and structures owned by the Acquired Companies lie wholly within the boundaries of the real property owned by the Acquired Companies and do not encroach upon the property of, or otherwise conflict with the property rights of, any other Person.

      3.7 CONDITION AND SUFFICIENCY OF ASSETS. The buildings, plants, structures and equipment of the Acquired Companies are structurally sound with no defects of which the Sellers or the Acquired Companies have Knowledge, are in good operating condition and repair and are adequate for the uses to which they are being put, and none of such buildings, plants, structures or equipment is in need of maintenance or repairs, except for ordinary, routine maintenance and repairs that are not material in nature or cost. The building, plants, structures and equipment of the Acquired Companies are sufficient for the continued conduct of the Acquired Companies' business after the Closing in substantially the same manner as conducted prior to the Closing.

      3.8 ACCOUNTS RECEIVABLE. All accounts receivable of the Acquired Companies that are reflected on the Balance Sheet or the Interim Balance Sheet or on the accounting records of the Acquired Companies as of the Closing Date (referred to collectively as the "Accounts Receivable") represent or will represent valid obligations arising from sales actually made or services actually performed in the Ordinary Course of Business. Unless paid prior to the Closing Date, the Accounts Receivable are or will be as of the Closing Date current and, to the Knowledge of each Seller, collectible net of the respective reserves shown on the Balance Sheet or the Interim Balance Sheet or on the accounting records of the Acquired Companies as of the Closing Date (which reserves are adequate and calculated consistent with past practice and, in the case of the reserve as of the Closing Date, will not represent a greater percentage of the Accounts Receivable as of the Closing Date than the reserve reflected in the Interim Balance Sheet represented of the accounts receivable reflected therein and will not represent a material adverse change in the composition of such Accounts Receivable in terms of aging). Subject to such reserves, each of the Accounts Receivable either has been or is scheduled to be collected in full, without any setoff, within 90 days after the day on which it first becomes due and payable. Except as set forth in Section 3.8 of the Disclosure Letter, there is no contest, claim or right of set-off, other than returns in the Ordinary Course of Business, contained in any agreement with any maker of an Accounts Receivable relating to the amount or validity of such Accounts Receivable. The Acquired Companies have made available to the Buyer a list of all Accounts Receivable of the Corporation as of the date of the Interim Balance Sheet, which list is correct and complete in all material respects and sets forth the aging of such Accounts Receivable.

      3.9 INVENTORY. Except as set forth in Section 3.9 of the Disclosure Letter, all inventory of the Acquired Companies, whether or not reflected in the Balance Sheet or the Interim Balance Sheet, consists of a quality and quantity usable and salable in the Ordinary Course of Business, except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value in the Balance Sheet or the Interim Balance Sheet or on the accounting records of the Acquired Companies as of the Closing Date, as the case may be. All inventories not written off have been priced at the lower of cost or market on a first in, first out basis. The quantities of each type of inventory (whether raw materials, work-in-process, or finished goods) are not excessive, but are reasonable and warranted in the present circumstances of the Acquired Companies. All work in process and finished-goods inventory is free of any defect or other deficiency.

      3.10 NO UNDISCLOSED LIABILITIES. Except as set forth in Section 3.10 of the Disclosure Letter, the Acquired Companies have no liabilities or obligations of any nature (known or unknown, absolute, accrued, contingent or otherwise) that were not fully reflected or reserved against in the Balance Sheet or the Interim Balance Sheet.

      3.11 TAXES. The Acquired Companies have filed or caused to be filed (on a timely basis) all Tax Returns that are or were required to be filed by or with respect to any of them, either separately or as a member of a group of corporations, pursuant to the Legal Requirements of each Governmental Body with taxing power over them or their assets. Sellers have made available to Buyer copies of, and Section 3.11 of the Disclosure Letter lists, all such Tax Returns filed since fiscal year ended December 31, 2000. The Acquired Companies have paid, or made provision for the payment of, all Taxes that have or may have become due pursuant to those Tax Returns, or otherwise, or pursuant to any assessment received by Sellers or any of the Acquired Companies, except such Taxes, if any, as are set forth in Section 3.11 of the Disclosure Letter and are being contested in good faith and as to which adequate reserves (determined in accordance with GAAP) have been provided in the Balance Sheet and the Interim Balance Sheet. The United States federal and state income and franchise Tax Returns of each Acquired Company subject to such Taxes have been audited by the Internal Revenue Service or relevant state tax authorities or are closed by the applicable statute of limitations for all taxable years through December 31, 2003. All deficiencies proposed as a result of such audits have been paid, reserved against, settled, or, as described in Section 3.11 of the Disclosure Letter, are being contested in good faith by appropriate proceedings. Section
3.11 of the Disclosure Letter describes all adjustments to the United States federal income Tax Returns filed by any Acquired Company or any group of corporations, including any Acquired Company for all taxable years since
December 31, 2003, and the resulting deficiencies proposed by the Internal Revenue Service. Except as set forth in Section 3.11 of the Disclosure Letter, none of Sellers or any Acquired Company has given or been requested to give waivers or extensions (or is or would be subject to a waiver or extension given by any other Person) of any statute of limitations relating to the payment of Taxes of any Acquired Company or for which any Acquired Company may be liable. The charges, accruals and reserves with respect to Taxes on the respective books of each Acquired Company are adequate (determined in accordance with GAAP). There exists no proposed tax assessment against any Acquired Company, except as disclosed in the Balance Sheet or in Section 3.11 of the Disclosure Letter. All Taxes that any Acquired Company is or was required by Legal Requirements to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Body or other Person, except where the failure to withhold, collect or pay could not have a Material Adverse Effect. All Tax Returns filed by (or which include on a consolidated basis) any Acquired Company are true, correct and complete in all material respects. There is no tax sharing agreement that will require any payment by any Acquired Company after the date of this Agreement.

      3.12 NO MATERIAL ADVERSE CHANGE. Except as set forth in Section 3.12 of the Disclosure Letter, since the date of the Balance Sheet, there has not been any material adverse change in the business, operations, properties, prospects, assets or condition of any Acquired Company or any event, condition or contingency that is likely to result in such a material adverse change.

      3.13 BENEFIT PLANS. (a) Section 3.13(a) of the Disclosure Letter includes a complete and accurate list of all pension, retirement, profit sharing, Section 401(k), thrift-savings, individual retirement account, excess benefit plan, deferred compensation, incentive compensation, stock bonus, stock option, restricted stock, cash bonus, employee stock ownership (including, without limitation, payroll related employee stock ownership), severance pay, cafeteria, flexible compensation, life insurance, medical, dental, disability, welfare, or vacation plans or arrangements of any kind and any other Employee Pension Benefit Plan or Employee Welfare Benefit Plan (as defined in Section 3 of ERISA), incentive compensation plan or fringe benefit or any combination of the foregoing established, maintained, sponsored, contributed to or otherwise participated in by any Acquired Company (including, for this purpose and for the purpose of all of the representations in this
Section 3.13, all employers, whether or not incorporated, which by reason of common control are treated together with Sellers and the Acquired Companies as a single employer within the meaning of Section 414 of the Code) for any of the employees or past employees of the Acquired Companies at any time prior to the Closing Date, copies of each of which have heretofore been delivered by Sellers to Buyer. Section 3.13(a) of the Disclosure Letter also includes a complete and accurate list of all voluntary employees' beneficiary associations and related trusts ("VEBA's"), and a complete and accurate list of all current and deferred compensation, pension, stock option and other incentive compensation plans, agreements or other arrangements, welfare plans or fringe benefits covering the members of the Boards of Directors of the Acquired Companies ("Directors Plans") to whom payments are being made or are scheduled to be made in the future.

            (b) Section 3.13(b) of the Disclosure Letter lists all outstanding employment or consulting, severance or termination agreements or other similar commitments which cover any past, present or retired director, officer or employee of the Acquired Companies and a list of prerequisites and other fringe benefits being made available, or scheduled to be made, to them, copies of each of which have heretofore been delivered to Buyer.

            (c) Except for liabilities to the PBGC pursuant to Section 4007 of ERISA, all of which have been fully paid, each Acquired Company has no liability to the PBGC, nor has any Acquired Company ceased operations at any facility or withdrawn from any such Plan in a manner which would subject it or Sellers to liability under Section 4062(e), 4063 or 4064 of ERISA, and neither Sellers nor the Acquired Companies know of any facts or circumstances which might give rise to any liability of Sellers, the Acquired Companies or Buyer to the PBGC under Title IV or ERISA which could result in any claims being made against Buyer with respect to the Acquired Companies by the PBGC.

            (d) The Acquired Companies have no liability and Sellers have no liability with respect to the Acquired Companies to the Internal Revenue Service with respect to any pension plan qualified under Section 401 of the Code or any funded welfare benefit plan, including any liability imposed by Sections 412, 4971, 4972, 4976, 4977, 4978, 4978A, 4979, 4979A and 4980 of the Code.

            (e) The Acquired Companies do not, and Sellers do not with respect to the Acquired Companies, maintain or contribute to, and have not participated in or agreed to participate in, a Multi-employer plan as defined in Section 4001(a)(3) of ERISA and no event has occurred, and there exists no condition or set of circumstances, which presents a risk of the occurrence of any withdrawal from or the partition, termination, reorganization or insolvency of any Multi-employer Plan which could result in any liability of the Acquired Companies or Buyer with respect to the Acquired Companies to a Multi-Employer Plan.

            (f) All "Employee Benefit Plans," as defined in Section 3(3) of ERISA, that cover one or more employees employed by the Acquired Companies (each individually, a "Plan" and collectively the "Plans") are in material compliance with ERISA and, where applicable for tax-qualified or tax-favored treatment, with the Code. To the Knowledge of any Seller or any Acquired Company, all of the Plans have been administered in material compliance with the requirements of ERISA and have complied with the reporting and disclosure requirements of Title I of ERISA and the Code, and none of the Acquired Companies or any administrator or fiduciary of any Plan (or agent of any of the foregoing) has engaged in any transaction or acted or failed to act in any manner which would subject any Acquired Company to any liability for a breach of fiduciary duty under ERISA. Each Employee Pension Benefit Plan sponsored, maintained or contributed to by any Acquired Company which is intended to be qualified under Section 401(a) of the Code is qualified under Section 401(a) of the Code; all related trusts are exempt from federal income tax under Section 501(a) of the Code (or has been adopted using a prototype plan which has received an opinion letter from the Internal Revenue Service); each such Plan has received a determination letter from the Internal Revenue Service stating that the Plan is qualified under
Section 401(a) of the Code and all related trusts are exempt from federal income tax under Section 501(a) of the Code; and nothing has occurred since the date of the last such determination which resulted in, or is likely to result in, the revocation of such determination. Sellers and the Acquired Companies have made all required contributions under any Plan for all periods through and including the date hereof or proper accruals have been made and are reflected on its balance sheet and book and records. All such Plans that are subject to the minimum funding standards of Section 412 of the Code and Section 302 of ERISA meet those standards and have not incurred any accumulated funding deficiency within the meaning of Section 412 or 418B of the Code or have applied for or obtained from the Internal Revenue Service a waiver of any minimum funding requirement under Section 412 of the Code. All required installments under
Section 412 of the Code and Section 302 of ERISA have been paid on or before the applicable due date. There has been no misstatement of pension liabilities that would result in the imposition of tax under Section 6659A of the Code. To the Knowledge of any Seller or any Acquired Company, no representations or communications, oral or written, with respect to participation, eligibility for benefits, vesting, benefit accrual or coverage under any Plan have been made to employees of the Acquired Companies, which (a) are not in accordance with the terms and conditions of such Plan and/or (b) could have any adverse economic consequences to the Acquired Companies. Neither any Plan nor any fiduciary or administrator thereof has engaged in a "prohibited transaction" within Section 406 of ERISA or, where applicable, Section 4975 of the Code, for which no exemption is applicable, nor otherwise breached any of the responsibilities or obligations imposed upon fiduciaries under Title I of ERISA or taken any other action which would subject the Plan or such fiduciary or administrator to any tax, penalty or such liability for prohibited transactions or which would result in any claim being made under, or by or on behalf of, any such Plans by any party with standing to make such claim or which may have any adverse economic consequences to the Acquired Companies or Buyer. There have been no "reportable events" within the meaning of Section 4043 of ERISA for which the 30-day notice requirement of ERISA has not been waived by the PBGC. No proceeding or other action has been initiated by the PBGC to terminate any Employee Pension Benefit Plan, and no written notice has been given to Seller or the Acquired Companies of an intention to commence or seek the commencement of any such proceeding or action.

            (g) All Directors' Plans have been administered according to their terms and no representations or communications, oral or otherwise, with respect to participation, vesting, benefit accrual or coverage have been made to any current or former director not in accordance with the terms and conditions of such Directors' Plan and/or could have any adverse consequences to the Acquired Companies.

            (h) All VEBA's are exempt from federal income tax under Section 501(a) of the Code, have received a determination from the Internal Revenue Service recognizing their tax exempt status under Section 501(c)(9) of the Code, and nothing has occurred since the date of the last such determination which resulted in, or is likely to result in, a revocation of such determination or loss of tax exempt status. All VEBA's have filed all required returns of exempt organizations, and properly reported and paid any tax imposed on any unrelated trade or business income by Section 511 of the Code.

            (i) Section 3.13(i) of the Disclosure Letter lists, and Sellers have made available to Buyer a true and complete set of copies of, (a) all Employee Benefit Plans, VEBA's and related trusts as in effect with respect to the Acquired Companies immediately prior to the Closing Date, together with all amendments thereto which will become effective at a later date; (b) the latest Internal Revenue Service determination letter obtained with respect to any such Employee Benefit Plan or VEBA qualified or exempt under Section 401 or 501 of the Code; (c) Form 5500's and certified financial statements for the most recent completed three fiscal years for each Employee Benefit Plan of the Acquired Companies required to file such form with respect to each defined benefit pension plan or VEBA, together with the most full actuarial report by the Plan's or VEBA's enrolled actuary; (d) all Summary Plan Descriptions for each Employee Benefit Plan of the Acquired Companies required to prepare, file and distribute Summary Plan Descriptions; (e) all summaries furnished employees, officers and directors of the Acquired Companies of all incentive compensation, other plans and fringe benefits for which a Summary Plan Description is not required; (f) all personnel and employment policies and manuals of she Acquired Companies; (g) current registration statements on Form 5-8 and amendments; and (h) the notifications to employees of their rights under Section 4980B of the Code.

            (j) Benefits under all Employee Benefit Plans, incentive compensation plans and fringe benefits of the Acquired Companies (including all Directors' Plans) are as represented and have not been increased subsequent to the date of the Interim Balance Sheet.

            (k) Sellers and the Acquired Companies have complied with the provisions of Section 4980B of the Code and Sections 601 to 608 of ERISA, Title III of the Public Health Service Act and the applicable provisions of the Social Security Act since the effective date of those provisions to the applicable group health plans maintained, sponsored or contributed to by the Acquired Companies.

            (l) No payment made to any officer, director or employee or agent of the Acquired Companies pursuant to any employment or severance Contract or other arrangement will be non-deductible to the Companies because of the applicability of Sections 280G and 4999 of the Code, nor will the Companies be required to "gross up" or otherwise compensate any recipient because of the imposition of any excise tax (including any interest or penalties related thereto) because of the applicability of Sections 2806 and 4999 to the payment.

            (m) Sellers and the Acquired Companies have provided Buyer with their estimate of the liability created for providing retiree life and medical benefits coverage to the Companies' active and retired employees together with the assumptions used in estimating that liability. The Companies have the right to modify and to terminate benefits to retirees (other than pensions) with respect to both retired and active employees.

      3.14 COMPLIANCE WITH LEGAL REQUIREMENTS; GOVERNMENTAL AUTHORIZATIONS.

            (a) Except as set forth in Section 3.14 of the Disclosure Letter:

            (i) each Acquired Company is, and at all times has been, in full compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its business or the ownership or use of any of its assets, except where such failure to comply could not result in a Material Adverse Effect;

            (ii) no event has occurred, and no condition or circumstance exists, that might (with or without notice or lapse of time) constitute or result directly or indirectly in a violation by any Acquired Company of, or a failure on the part of any Acquired Company to comply with, any Legal Requirement, except where such violation or failure could not result in a Material Adverse Effect; and

            (iii) no Acquired Company has received any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Governmental Authorization or (B) any actual, alleged, possible or potential revocation on the part of any Acquired Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

            (b)  Section  3.14  of  the  Disclosure   Letter   identifies   each
Governmental Authorization that is held by any Acquired Company or that otherwise relates to the business of, or to any of the assets owned or used by, any Acquired Company. Each Governmental Authorization identified or required to be identified in Section 3.14 of the Disclosure Letter is valid and in full force and effect. Except as set forth in Section 3.14 of the Disclosure Letter:

            (i) each Acquired Company is, and at all times, has been in full compliance with all of the terms and requirements of each Governmental Authorization identified or required to be identified in Section 3.14 of the Disclosure Letter;

            (ii) no event has occurred, and no condition or circumstance exists, that might (with or without notice or lapse of time) (A) constitute or result directly or indirectly in a violation of or a failure to comply with any term or requirement of any Governmental Authorization identified or required to be identified in Section 3.14 of the Disclosure Letter or
      (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation or termination of, or any modification to, any Governmental Authorization identified or required to be identified in
      Section 3.14 of the Disclosure Letter;

            (iii) no Acquired Company has received any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible or potential violation of or failure to comply with any term or requirement of any Governmental Authorization or (B) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation or termination of, or modification to, any Governmental Authorization which, with respect to (A) and (B) could result in a Material Adverse Effect; and

            (iv) all applications required to have been filed for the renewal of the Governmental Authorizations required to be identified in Section 3.14 of the Disclosure Letter have been duly filed on a timely basis with the appropriate Governmental Bodies, and all other filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Bodies, except where such failure could not result in a Material Adverse Effect.

The Governmental Authorizations identified in Section 3.14 of the Disclosure Letter collectively constitute all of the Governmental Authorizations necessary to permit the Acquired Companies to conduct and operate their businesses in the manner in which such businesses are currently conducted and operated and to permit the Companies to own and use their assets in the manner in which such assets are currently owned and used.

      3.15 LEGAL PROCEEDINGS; ORDERS.

      (a) Except as set forth in Section 3.15 of the Disclosure Letter, there is no pending Proceeding:

            (i) that has been commenced by or against any Acquired Company or that otherwise relates to or might affect the business of, or any of the assets owned or used by, any Acquired Company; or

            (ii) that challenges, or that might have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Contemplated Transactions.

To the Knowledge of each Seller and the Acquired Companies, (1) no such Proceeding has been Threatened and (2) no event has occurred, and no condition or circumstance exists, that might give rise to or serve as a basis for the commencement of any such Proceeding. Sellers have made available to Buyer copies of all pleadings, correspondence and other documents relating to each Proceeding identified in Section 3.15 of the Disclosure Letter. The Proceedings identified in Section 3.15 of the Disclosure Letter will not have a Material Adverse Effect.

      (b) Except as set forth in Section 3.15 of the Disclosure Letter:

            (i) there is no Order to which any of the Acquired Companies, or any of the assets owned or used by any of the Acquired Companies, is subject;

            (ii) neither Seller is subject to any Order that relates to the business of, or to any of the assets owned or used by, any Acquired Company; and

            (iii) no officer, director or employee of any Acquired Company is subject to any Order that prohibits such officer, director or employee from engaging in or continuing any conduct, activity or practice relating to the business of any of the Companies.

      (c) Except as set forth in Section 3.15 of the Disclosure Letter:

            (i) each Acquired Company is, and at all times has been, in full compliance with all of the terms and requirements of each Order to which it, or any of the assets owned or used by it, is or has been subject, except where such failure to comply could not result in a Material Adverse Effect;

            (ii) no event has occurred, and no condition or circumstance exists, that might (with or without notice or lapse of time) constitute or result directly or indirectly in a violation of or a failure to comply with any term or requirement of any Order to which any Acquired Company, or any of the assets owned or used by any Acquired Company, is subject, except where such violation or failure could not result in a Material Adverse Effect; and

            (iii) no Acquired Company has received any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Order to which any Acquired Company, or any of the assets owned or used by any Acquired Company, is or has been subject.

      3.16  ABSENCE OF CERTAIN  CHANGES AND  EVENTS.  (a) Except as set forth in
Section 3.16 of the Disclosure Letter, since the Audit Date, the Acquired Companies have conducted their businesses only in the Ordinary Course of Business and there has not been any:

            (i) change in any Acquired  Company's  authorized or issued  capital stock; grant of any stock option or right to purchase shares of capital stock of any Acquired Company; issuance of any security convertible into such capital stock; grant of any registration rights; purchase, redemption, retirement or other acquisition by any Acquired Company of any shares of any such capital stock; or declaration or payment of any dividend or other distribution or payment in respect of shares of capital stock;

            (ii) amendment to the Organizational Documents of any Acquired Company;

            (iii) payment or increase by any Acquired Company of any bonuses, salaries, or other compensation to any director, officer, employee, or stockholder (except to directors, officers, employees, or stockholders in the Ordinary Course of Business) or entry into any employment, severance, or similar Contract with any director, officer, or employee;

            (iv) adoption of, or increase in, any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement, or other employee benefit plan for or with any employees of any Acquired Company;

            (v) damage, destruction, or loss to any asset or property of any Acquired Company, whether or not covered by insurance, affecting materially and adversely the properties, assets, business, financial condition, or prospects of the Acquired Company, taken as a whole;

            (vi) entry into, termination, or receipt of notice of termination of
      (a) any license, distributorship, dealer, sales representative, joint venture, credit, or similar agreement, or (b) any Contract or transaction involving a total remaining commitment by any Acquired Company of at least $25,000;

            (vii) sale (other than sales of inventory in the Ordinary Course of Business), lease, or other disposition of any asset or property of any Acquired Company or mortgage, pledge, or imposition of any lien or other encumbrance on any material asset or property of any Acquired Company, including, without limitation, the sale, lease, or other disposition of any Intellectual Property Assets;

            (viii) cancellation or waiver of any claims or rights with a value to any Acquired Company in excess of $25,000;

            (ix) conduct of business or entering into any transaction, other than in the Ordinary Course of Business of the Acquired Companies;

            (x) material change in the accounting methods followed by any Acquired Company; and

            (xi) agreement, whether or not in writing, to do any of the foregoing by any Acquired Company.

      3.17 CONTRACTS; NO DEFAULTS. (a) Except as set forth in Section 3.17 of the Disclosure Letter, Sellers have delivered to Buyer copies of all Contracts described in (i) through (xv) below to which any Acquired Company is a party or by which any Acquired Company is bound. Section 3.17 of the Disclosure Letter also sets forth reasonably complete details concerning such Contracts, including, among other things, the parties to the Contracts, the amount of the remaining commitment of the Acquired Companies thereunder, and the Acquired Companies' office where details relating to the Contract are located.

            (i) Each Contract that involves performance of services or delivery of goods and/or materials by any of the Acquired Companies of an amount or value in excess of $25,000;

            (ii) Each Contract that involves performance of services or delivery of goods and/or materials to any Acquired Company of an amount or value in excess of $25,000;

            (iii) Each Contract not in the Ordinary Course of Business involving expenditures or receipts of the Acquired Companies in excess of $25,000;

            (iv) Each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $25,000 and with terms of less than one year);

            (v) Each licensing agreement or other Contract with respect to patents, trademarks, copyrights, or other intellectual property, including agreements with current or former employees, consultants, or contractors regarding the appropriation or the non-disclosure of Intellectual Property Assets;

            (vi) Each Contract to which any employee, consultant, or contractor of any Acquired Company is bound which in any manner purports to (A) restrict such employee's, consultant's, or contractor's freedom to engage in any line of business or to compete with any other Person, or (B) assign to any other Person such employee's, consultant's, or contractor's rights to any invention, improvement, or discovery;

            (vii) Each collective bargaining agreement or other Contract to or with any labor union or other employee representative of a group of employees relating to wages, hours, and other conditions of employment;

            (viii) Each joint venture, partnership or other Contract (however named) involving a sharing of profits, losses, costs, or liabilities by any Acquired Company with any other Person;

            (ix) Each Contract containing covenants which in any way purport to restrict any Acquired Company's business activity or purport to limit the freedom of any Acquired Company to engage in any line of business or to compete with any Person;

            (x) Each Contract providing for payments to or by any Person based on sales, purchases or profits, other than direct payments for goods;

            (xi) Each power of attorney which is currently effective and outstanding;

            (xii) Each Contract entered into other than in the Ordinary Course of Business which contains or provides for an express undertaking by any Acquired Company to be responsible for consequential damages;

            (xiii) Each Contract for capital expenditures in excess of $25,000;

            (xiv) Each written warranty, guaranty or other similar undertaking with respect to contractual performance extended by any Acquired Company other than in the Ordinary Course of Business; and

            (xv) Each amendment, supplement, and modification (whether written or oral) in respect of any of the foregoing.

      (b) Except as set forth in Section 3.17 of the Disclosure Letter, all of the Contracts listed in the Disclosure Letter pursuant to paragraph (a) hereof are in full force and effect, are valid and enforceable in accordance with their terms, and no condition exists or event has occurred which, with notice or lapse of time or both, would constitute a default or a basis for force majeure or other claim of excusable delay or non-performance thereunder, other than that which could not cause a Material Adverse Effect. The terms and conditions of all such Contracts are reasonable and customary in the industries and trades in which the Acquired Companies operate, and there are no extraordinary terms contained therein.

      (c) There are no renegotiations of, or attempts to renegotiate, or outstanding rights to renegotiate, any material amounts paid or payable to any Acquired Company under current or completed Contracts with any Person having the contractual or statutory right to demand or require such renegotiation. No such Person has made written demand for such renegotiation.

      (d) The Contracts relating to the sale, design, manufacture, or provision of products or services by the Companies have been entered into in the Ordinary Course of Business and have been entered into without the commission of any act alone or in concert with another Person, or any consideration having been paid or promised, which is or would be in violation of any Legal Requirement.

      3.18 INSURANCE. (a) Section 3.18(a) of the Disclosure Letter contains an accurate and complete description of all policies of property, fire and casualty, product liability, workers compensation, and other forms of insurance owned or held by any Acquired Company. Such description provides reasonably complete details concerning such policies, identifying among other things, (i) the issuer of each such policy, (ii) the amount of coverage still available and outstanding under each such policy, (iii) whether each such policy is a "claims made" or an "occurrences" policy, and (iv) any provision for reimbursement to the insurer or retrospective premium adjustments. Copies of such policies have been made available to Buyer or are attached to the Disclosure Letter.

      (b) Except as set forth in Section 3.18(b) of the Disclosure Letter, all policies described in paragraph (a) hereof (i) are issued by insurance companies reasonably believed by the Acquired Companies to be financially sound and reputable, (ii) are sufficient for material compliance with all Legal Requirements and Contracts to which any Acquired Company is a party or by which any of them is bound, (iii) are valid, outstanding, and enforceable policies,
(iv) provide adequate insurance coverage for the assets and the operations of the Acquired Companies for all material risks normally insured against by a Person carrying on the same business or businesses as the Acquired Companies, and (v) will not in any way be affected by, terminate, or lapse by reason of, the Contemplated Transactions.

      (c) Except as set forth in Section 3.18(c) of the Disclosure Letter, neither Sellers nor any Acquired Company has received, (i) any notice of cancellation of any policy described in paragraph (a) hereof or refusal of coverage thereunder, (ii) any notice that any issuer of such policy has filed for protection under applicable bankruptcy laws or is otherwise in the process of liquidating or has been liquidated, or (iii) any other indication that such policies are no longer in full force or effect or that the issuer of any such policy is no longer willing or able to perform its obligations thereunder.

      3.19 ENVIRONMENTAL MATTERS. Except as disclosed in Schedule 3.19 of the Disclosure Letter:

            (a) Neither the Sellers nor any Acquired Company, nor any other Person for whose conduct they are or may be held responsible, has, or has any basis to expect, any Environmental, Health and Safety Liabilities with respect to the Facilities or with respect to any other properties and assets (real, personal and mixed, tangible and intangible) in which Sellers or any Acquired Company (or any predecessor), has or had an interest.

            (b) Set forth in Section 3.19(b) of the Disclosure Letter are all the consents, licenses, permits, approvals, and certificates held by the Acquired Companies on the date hereof which constitute all of the consents, licenses, permits, approvals, and certificates required under Environmental Laws for the Acquired Companies to lawfully own, operate, use, and maintain their assets and to conduct their businesses. Sellers and the Acquired Companies have, at all times prior to Closing, maintained the assets and conducted the businesses of the Acquired Companies in full compliance with the terms and conditions of all such consents, licenses, permits, approvals, and certificates, and all required filings and all required applications with respect to and for renewal thereof have been timely made and filed. All such consents, licenses, permits, approvals, and certificates are in full force and effect and there are no proceedings pending or, to the Knowledge of each Seller or of the Acquired Companies, threatened that seek the revocation, cancellation, suspension, or adverse modification thereof.

            (c) (i) There are no Hazardous Materials on or in the Facilities; and (ii) neither the Sellers nor any Acquired Company, nor any other Person for whose conduct they are or may be held responsible, has generated, manufactured, refined, transported, treated, stored, handled, disposed, transferred, produced, imported, used or processed any Hazardous Materials.

            (d) There has been no Release or Threat of Release, of any Hazardous Materials at or from the Facilities or at any other locations where any Hazardous Materials were generated, manufactured, refined, transferred, produced, imported, used or processed from or by the Facilities, or from or by any other properties and assets (real, personal and mixed, tangible and intangible) in which Sellers or any Acquired Company has or had an interest, whether by the Sellers, any Acquired Company or by any other Person for whose conduct they are or may be held responsible.

            (e) There are no claims, liens, encumbrances, or any other restrictions of any nature whatsoever, resulting from any Environmental, Health or Safety Liabilities or arising under or pursuant to any Environmental Law, with respect to or affecting any of the Facilities or any other properties and assets (real, personal and mixed, tangible and intangible) in which Sellers or any Acquired Company has an interest.

      3.20 EMPLOYEES. Section 3.20 of the Disclosure Letter contains a current list setting forth the following information for each employee or director of the Acquired Companies, including, without limitation, each employee on leave of absence or layoff status: employer; name; job title; current compensation paid or payable and showing any change in compensation since the Audit Date; vacation accrued and service credited for purposes of vesting and eligibility to participate under the Acquired Companies' pension, retirement, profit-sharing, thrift-savings, deferred compensation, stock bonus, stock option, cash bonus, employee stock ownership (including, without limitation, investment credit or payroll stock ownership) severance pay, insurance, medical, welfare and vacation plans, other or any director plan. To the Knowledge of each Seller, no former or current employee or current or former director of the Acquired Companies is a party to, or is otherwise bound by, any agreement or arrangement, including, without limitation, any confidentiality, non-competition or proprietary rights agreement between such employee or director and any other entity or person ("Proprietary Rights Agreement") which in any way adversely affected, affects or will affect (i) the performance of his duties as an employee or director of the Acquired Companies or (ii) the Acquired Companies' ability to conduct the Acquired Companies' business, including, without limitation, any Proprietary Rights Agreement with Sellers or the Acquired Companies by any such employee or director. At Buyer's request, Sellers shall assign to Buyer or, at Buyer's request, Sellers shall use their Best Efforts to enforce, at Sellers' expense, any or all of their rights under any Proprietary Rights Agreements against Sellers' former and current employees or former or current directors with respect to the Acquired Companies' business. To each Seller's Knowledge, no director, officer or other key employee of the Acquired Companies intends to terminate his employment with the Acquired Companies. At Buyer's request, Sellers shall (and prior to the Closing Date shall cause the Acquired Companies to) use their Best Efforts in order that Buyer may enjoy to the extent permitted by law the Acquired Companies' record rating and benefits under the worker's compensation laws and unemployment compensation laws of the states and countries in which there is coverage of employees of the Acquired Companies, any of whom may be employees of the Acquired Companies after the Closing Date.

      Sellers have set forth in Section 3.20 of the Disclosure Letter a current list setting forth the following for each retired employee or director or their dependents of the Acquired Companies receiving benefits or scheduled to receive benefits in the future: name, pension benefit, pension option election, retiree medical insurance coverage, retiree life insurance coverage, and other benefits.

      3.21 LABOR DISPUTES; COMPLIANCE. None of the Acquired Companies has been, or is a party to any collective bargaining or other labor Contract. There has not been, and there is not presently pending or existing, any strike, slowdown, picketing, work stoppage, labor arbitration or proceeding in respect of the grievance of any employee, an application or complaint filed by an employee or union with the National Labor Relations Board or any comparable Governmental Body, organizational activity or other labor dispute against or affecting the Acquired Companies or the premises of any of them, or to the best of Sellers' Knowledge threatened, and no application for certification of a collective bargaining agent is pending, or to the best of Sellers' Knowledge threatened. No facts or circumstances exist which could provide the basis for any work stoppage or other labor dispute. There is no lockout of any employees by the Acquired Companies, nor is any such action contemplated by any of them. The Acquired Companies have complied in all respects with all Legal Requirements relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining, the payment of social security and similar taxes, occupational safety and health and plant closing. None of the Acquired Companies is liable for the payment of taxes, fines, penalties or other amounts, however designated, for failure to comply with any of the foregoing Legal Requirements.

      3.22 INTELLECTUAL PROPERTY. (a) Intellectual Property Assets: The term "Intellectual Property Assets" shall include each Acquired Company's name, all fictitious business names, trade names, registered and unregistered trademarks, service marks and applications (collectively "Marks"), all patents and patent applications (collectively "Patents"), all copyrights in both published works and unpublished works which are material to the business ("Copyrights"), all rights in mask works (collectively "Rights in Mask Works"), and all know-how, trade secrets, confidential information, software, technical information, process technology, plans, drawings and blue prints ("Trade Secrets") owned, used or licensed by any Acquired Company as licensee or licensor.

      (b) Agreements: Except for any license implied by the sale of a product and common software programs with a value of less than $25,000, Section 3.22 of the Disclosure Letter is an accurate and complete listing and summary description, including any royalties paid or received by the Acquired Companies, of all agreements relating to the Intellectual Property Assets to which any Acquired Company is a party. There are no outstanding and, to the Knowledge of each Seller, no threatened disputes or disagreements with respect to any such agreement.

      (c) Know-How Necessary for the Business:

            (i) The Intellectual Property Assets are all those necessary for the operation of the Acquired Companies' business as it is currently conducted. The Acquired Companies are the owners of all right, title and interest in and to each of the Intellectual Property Assets free and clear of all liens, security interests, charges, encumbrances, equities and other adverse claims and has the right to use without payment to a third party all the Intellectual Property Assets.

            (ii) All employees of any Acquired Company have executed written agreements with one or more of the Acquired Companies which assign to one or more of the Acquired Companies all rights to any inventions, improvements, discoveries or information which relate to the business of the Acquired Companies. No employee of any Acquired Company has entered into any agreement which restricts or limits in any way the scope or type of work in which the employee may be engaged or requires the employee to transfer, assign or disclose information concerning his work to anyone other than one or more of the Acquired Companies.

      (d) Patents:

            (i) Section 3.22 of the Disclosure Letter is an accurate and complete listing and summary description of all Patents. One or more of the Acquired Companies is the owner of all right, title and interest in and to each of the Patents free and clear of all liens, security interests, charges, encumbrances, equities and other adverse claims.

            (ii) All the Patents are currently in compliance with formal legal requirements (including payment of filing, examination and maintenance fees and proofs of working or use), are valid and enforceable, and are not subject to any maintenance fees or taxes or actions falling due within 90 days after the date of Closing.

            (iii) No Patent has been or is now involved in any interference, reissue, re-examination or opposition proceeding. Seller is not aware of any potentially interfering patent or patent application of any third party.

            (iv) No Patent is infringed, or to each Seller's Knowledge, has been challenged or threatened in any way. None of the products manufactured and sold, nor any processes or know-how used, by Seller infringe or to each Seller's Knowledge, are alleged to infringe any patent or other proprietary right of any other Person.

      (e) Trademarks:

            (i) Section 3.22 of the Disclosure Letter is an accurate and complete listing and summary of all Marks. Seller is the owner of all right, title and interest in and to each of the Marks free and clear of all liens, security interests, charges, encumbrances, equities and other adverse claims.

            (ii) All the Marks have been registered and are currently in compliance with formal legal requirements (including the payment of filing, examination and maintenance fees and proofs of working or use), are valid and enforceable and are not subject to any maintenance fees or taxes or actions falling due within 90 days after the date of Closing.

            (iii) No Mark has been or is now involved in any opposition, invalidation or cancellation proceeding nor, to each Seller's Knowledge, is any such action threatened with respect to any of the Marks.

            (iv) Seller is not aware of any potentially interfering trademark or trademark application of any third party.

            (v) No Mark is infringed or, to each Seller's Knowledge, has been challenged or threatened in any way. None of the Marks used by Seller infringe or to each Seller's Knowledge, are alleged to infringe any trade name, trademark or service mark of any third party.

      (f) Copyrights:

            (i) Section 3.22 of the Disclosure Letter is an accurate and complete listing and summary description of all Copyrights. One or more of the Acquired Companies is the owner of all right, title and interest in and to each of the Copyrights free and clear of all liens, security interests, charges, encumbrances, equities and other adverse claims.

            (ii) All the Copyrights have been registered and are currently in compliance with formal legal requirements (including the payment of filing, examination and maintenance fees and proofs of working or use), are valid and enforceable and are not subject to any maintenance fees or taxes or actions falling due within 90 days after the date of Closing.

            (iii) No Copyright is infringed or, to each Seller's Knowledge, has been challenged or threatened in any way. None of the Copyrights infringe or to each Seller's Knowledge, are alleged to infringe any copyright of any third party.

      (g) Trade Secrets:

            (i) With respect to each Trade Secret the documentation relating to such Trade Secret is current, accurate and sufficient in detail and content to identify and explain it, and to allow its full and proper use without reliance on the special knowledge or memory of others.

            (ii) Sellers and the Acquired Companies have taken all reasonable precautions to protect the secrecy, confidentiality and value of its Trade Secrets.

            (iii) One or more of the Acquired Companies has good title and an absolute (although not necessarily exclusive) right to use the Trade Secrets. The Trade Secrets are not part of the public knowledge or literature, nor to the best knowledge of Seller have they been used, divulged, or appropriated for the benefit of any Person other than one or more of the Acquired Companies or to the detriment of the Acquired Companies. No Trade Secret is subject to any adverse claim nor has any Trade Secret been challenged or threatened in any way.

      3.23 CERTAIN PAYMENTS. Neither the Acquired Companies nor any director, officer, agent or employee of the Acquired Companies has and no other Person associated with or acting for or on behalf of the Acquired Companies has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff influence payment, kickback or other payment to any Person, private or public, regardless of form whether in money, property or services (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured or (iii) to obtain special concessions or for special concessions already obtained for or in respect of the Acquired Companies or any Affiliate of the Acquired Companies or (b) established or maintained any fund or asset which has not been recorded in the books of the Acquired Companies.

      3.24 RELATIONSHIPS WITH RELATED PERSONS. Sellers do not have, and no Related Person of Sellers or the Acquired Companies has, (nor since January 1, 2002 had) any interest in any property, real or personal, tangible or intangible, used in or pertaining to the business of the Acquired Companies. Since January 1, 2002, neither Sellers nor any Related Person of Sellers or the Acquired Companies, individually or collectively, has, or owns or has owned of record or as a beneficial owner an equity interest or any other financial or profit interest in any Person which has, (i) had business dealings or a material financial interest in any transaction with the Acquired Companies, or (ii) engaged in competition with the Acquired Companies with respect to any line of the products or services of the Acquired Companies (a "Competing Business") in any market presently served by the Acquired Companies, except for less than one percent of the outstanding capital stock of any Competing Business that is publicly traded on any recognized exchange or in the over-the-counter market. None of the Sellers is party to any Contract with, or has any claim or right against, any Acquired Company, except as set forth in Section 3.24 of the Disclosure Letter.

      3.25 BROKERS OR FLNDERS. Sellers and their agents have incurred no obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other like payment in connection with this Agreement and will indemnify and hold Buyer harmless from any such payment alleged to be due by or through Sellers as a result of the action of Sellers or its agents.

      3.26 NEVADA STATUTES. Provided that Buyer does not amend the Company's Organizational Documents for at least eleven (11) days after the Closing, Sellers have caused the Company to take all action necessary to render Sections
78.378 to 78.3793 and Sections 78.411 to 78.444 of the General Corporation Law of Nevada (the "Nevada Statutes") inapplicable to the Company. The Nevada Statutes will not apply to the Contemplated Transactions.

      3.27 DISCLOSURE.

            (a) No representation or warranty of Sellers contained in this Agreement or statement in the Disclosure Letter contains any untrue statement. No representation or warranty of Sellers contained in this Agreement or statement in the Disclosure Letter omits to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.

            (b) No notice given pursuant to Section 7.5 will contain any untrue statement or will omit to state a material fact necessary in order to make the statements therein or in this Agreement, in light of the circumstances under which they were made, not misleading.

            (c) There is no fact known to any Seller which has specific application to any Seller or the Acquired Companies (other than general economic or industry conditions) and which materially adversely affects or, so far as any Seller can reasonably foresee, materially threatens, the assets, business, prospects, financial condition or results of operations of the Acquired Companies considered as a whole which has not been set forth in this Agreement or the Disclosure Letter.

            (d) The disclosures in the Disclosure Letter, and those in any supplement thereto, shall relate only to the representations and warranties in the Section of the Agreement to which they expressly relate and to no other representation or warranty in this Agreement.

            (e) In the event of any inconsistency between the statements in the body of this Agreement and those in the Disclosure Letter (other than an exception expressly set forth as such is in the Disclosure Letter in relation to a specifically identified representation or warranty), those in this Agreement shall control.

                                   ARTICLE IV

                     REPRESENTATIONS AND WARRANTIES BY BUYER

                  Buyer hereby represents and warrants to Sellers as follows:

      4.1 ORGANIZATION AND GOOD STANDING. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida.

      4.2 AUTHORITY; NO CONFLICT. Buyer has full corporate power and authority to execute and deliver this Agreement, the Promissory Notes, the Indemnity Agreement, and the Pledge Agreement and to perform its obligations hereunder and thereunder and each of Buyer and Encompass Group Affiliates, Inc. has full corporate power and authority to execute and deliver the Employment Agreements and to perform its obligations thereunder. This Agreement has been, and the Promissory Notes, the Indemnity Agreement, the Pledge Agreement and the Employment Agreements will be, duly authorized, executed, and delivered by Buyer, and Encompass with respect to the Employment Agreements, and constitute, or will constitute, as the case may be, the legal, valid and binding obligation of Buyer enforceable against Buyer, and Encompass with respect to the Employment Agreements, in accordance with their respective terms. Neither the execution and delivery of this Agreement, the Promissory Notes, the Indemnity Agreement, the Pledge Agreement and the Employment Agreements by Buyer, and Encompass with respect to the Employment Agreements, nor the consummation of the Contemplated Transactions will:

            (a) violate or conflict with any provision of the Organizational Documents of Buyer or its Subsidiaries;

            (b) violate or conflict with any provision of any Legal Requirement binding upon Buyer and its Subsidiaries, except that which could not have a Buyer Material Adverse Effect; or

            (c) result in a breach of, or constitute a default under (or with notice or lapse of time or both result in a breach of or constitute a default under) or otherwise give any Person the right to terminate, any Contract to which Buyer or its Subsidiaries is a party or by which it is bound, except that which could not have a Buyer Material Adverse Effect.

Buyer and its Subsidiaries are not required to give prior notice to, or obtain any Consent of, any Person in connection with Buyer's execution and delivery of this Agreement, the Promissory Notes, the Indemnity Agreement, the Pledge Agreement and the Employment Agreements or the consummation of the Contemplated Transactions.

      4.3 INVESTMENT INTENT. Buyer is acquiring the Shares for its own account, and not with a view to their distribution within the meaning of Section 2.11 of the Securities Act. Buyer is an "accredited investor," as such term is defined in Rule 501(a) promulgated pursuant to the Securities Act.

      4.4 BROKERS OR FINDERS. Except as contemplated by that certain Advisory Agreement, dated April 1, 2004, between Buyer and Maximum Ventures, Inc., Buyer and its officers and agents have incurred no obligation or liability, contingent or otherwise, for brokerage or flinders' fees or agents' commissions or other like payment in connection with this Agreement and will indemnify and hold sellers harmless from any such payment alleged to be due by or through Buyer as a result of the action of Buyer, its officers and agents.

      4.5 CAPITALIZATION. The authorized capital stock of Buyer consists of (i) 5,000,000,000 shares of Common Stock, no par value per share (the "Buyer Common Stock"), of which 2,016,247,731 shares were issued and outstanding and no shares were held in treasury as of the close of business on December 1, 2004, and (ii) 25,000 shares of preferred stock, par value $.01 per share (the "Buyer Preferred Shares") of which (A) 4,200 Buyer Preferred Shares designated Series A and (B) 300 Buyer Preferred Shares designated Series B were issued and outstanding on December 1, 2004. All of the outstanding shares of Buyer Common Stock and Buyer Preferred Shares have been duly authorized and are validly issued, fully paid and nonassessable. Except as set forth in Section 4.5 of Buyer's Disclosure Letter, Buyer has no shares of Buyer Common Stock or Buyer Preferred Shares reserved for or subject to issuance. Except as set forth in Section 4.5 of Buyer's Disclosure Letter, as of December 1, 2004, Buyer was not obligated to issue any shares of Buyer Common Stock pursuant to any stock ownership plan, stock incentive plan, stock option plan or any other qualified retirement plan (the "Buyer Stock Plans"). Each of the outstanding shares of capital stock of each of Buyer's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by Buyer or a direct or indirect wholly-owned subsidiary of Buyer, free and clear of any lien, pledge, security interest, claim or other encumbrance. Except as set forth in Section 4.5 of Buyer's Disclosure Letter, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments to issue or to sell any shares of capital stock or other securities of Buyer or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Buyer or any of its Subsidiaries, and no securities or obligation evidencing such rights are authorized, issued or outstanding. Buyer does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Buyer on any matter.

      4.6 REPORTS; FINANCIAL STATEMENTS. Buyer has made available to each Seller, each registration statement, report, proxy statement or information statement prepared by it since June 30, 2004 (the "Buyer Audit Date"), including its Annual Report on Form 10-K for the year ended June 30, 2004, in the form
(including exhibits, annexes and any amendments thereto) filed with the SEC (collectively, including any such reports filed subsequent to the date hereof, the "Buyer Reports"). As of their respective dates, to the Knowledge of Buyer, the Buyer Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of the consolidated balance sheets included in or incorporated by reference into the Buyer Reports (including the related notes and schedules) fairly presents the consolidated financial position of Buyer and its Subsidiaries as of its date and each of the consolidated statements of income and of cash flows included in or incorporated by reference into the Buyer Reports (including any related notes and schedules) fairly presents the consolidated results of operations, retained earnings and cash flows, as the case may be, of it and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with consistently applied during the periods involved, except as may be noted therein. Since the Buyer Audit Date, Buyer and each of its Subsidiaries required to make filings under any Legal Requirement has filed with the applicable Governmental Bodies all material forms, statements, reports and documents (including exhibits, annexes and any amendments thereto) required to be filed by them, and each such filing complied in all material respects with all applicable laws, rules and regulations, other than such failures to file and non-compliance that could not have a Buyer Material Adverse Effect. Except as set forth in applicable filings with the SEC, to Buyer's Knowledge, as of the date hereof, no Person or "group" "beneficially owns" 5% or more of its outstanding voting securities, with the terms "beneficially owns" and "group" having the meanings ascribed to them under Rule 13d-3 and Rule 13d-5 under the Exchange Act.

                                    ARTICLE V

                CONDITIONS PRECEDENT TO THE OBLIGATIONS OF BUYER.

      The obligations of Buyer to effect the transactions contemplated under this Agreement at the Closing are subject to the fulfillment on or prior to the Closing Date of the following conditions, any one or more of which may be waived in whole or in part by Buyer in writing:

      5.1 REPRESENTATION AND WARRANTIES TRUE AT THE CLOSING DATE. The representations and warranties of Sellers contained in this Agreement and the Disclosure Letter (without giving effect to any updating or corrective information provided pursuant to Article VII or otherwise) shall have been true and correct in all material respects (except for those representations and warranties qualified as to materiality, which shall be true and correct in all respects) when made and as of the Closing Date, and Sellers shall have delivered to Buyer a certificate, executed by each Seller and dated the Closing Date, to the foregoing effect.

      5.2 NO MATERIAL ADVERSE CHANGE. During the period from the date of the Interim Balance Sheet to the Closing Date, there shall not have been any material adverse change in the financial condition, results of operations, business or prospects of any Acquired Company, individually or taken as a whole, nor any material loss or damage to its assets, whether or not insured, which materially affects the ability of any Acquired Company, individually or taken as a whole, to conduct its business; Sellers shall have delivered to Buyer a certificate, executed by each Seller and dated the Closing Date, to the foregoing effect.

      5.3 SELLERS' PERFORMANCE. Each of the Sellers shall have performed and complied with all covenants and agreements required by this Agreement and each other agreement entered into in connection herewith to be performed or complied with by that Sellers on or before the Closing Date. At the Closing, each Seller shall have delivered to Buyer a certificate, dated the Closing Date, to the foregoing effect.

      5.4 OPINION OF SELLERS' COUNSEL. Sellers shall have delivered to Buyer an opinion of counsel to Sellers, dated the Closing Date, in a form reasonably acceptable to Buyer's counsel.

      5.5 OWNERSHIP OF SHARES. Sellers shall have transferred all the Shares to Buyer, free and clear of all Encumbrances. No claim shall have been filed, made or threatened by any Person asserting that such Person is entitled to any part of the Purchase Price paid for the Shares. The parties agree that Buyer's purchase of the Shares pursuant to the terms and conditions of this Agreement will not trigger any transfer taxes.

      5.6 NO PROHIBITION OF TRANSACTION. No Proceeding or regulation or legislation shall have been instituted, threatened or proposed before, nor any Order issued by, any Governmental Body to enjoin, restrain, prohibit or obtain substantial damage (a) in respect of, or which is related to, or arises out of, this Agreement or the consummation of the Contemplated Transactions, or (b) which, in the reasonable judgment of the Buyer, could have a Material Adverse Effect.

      5.7 COMPLIANCE WITH LAW. There shall have been obtained any and all permits, approvals and consents of any Governmental Body which counsel for Buyer may reasonably deem necessary or appropriate so that consummation of the Contemplated Transactions will be in compliance with applicable Legal Requirements.

      5.8 DOCUMENTATION AND CONSENTS. Sellers shall have made all deliveries required pursuant to Section 2.4 (a) of this Agreement. In addition, Sellers shall have delivered all assignments, consents, approvals and other documents, certificates and instruments as the Buyer may reasonably request for the purpose of (a) enabling its counsel to provide the opinion required under this Agreement, (b) evidencing the accuracy and completeness of any representations or warranties, the performance of any covenants and agreements of the Sellers, or the satisfaction any conditions, all as contained or referred to in this Agreement or (c) effectuating or confirming the conveyance and transfer of the Shares to Buyer.

      5.9 EMPLOYMENT AGREEMENTS. Each of Li and Lee shall have executed and delivered to Buyer employment agreements (the "Employment Agreements") in the forms of Exhibits 5.9(a) and 5.9(b), respectively.

      5.10 CONSENTS TO ASSIGNMENTS. On or prior to the Closing Date, Sellers shall have furnished Buyer with evidence of consents as Sellers shall know or Buyer shall determine to be required to enable Buyer to continue to enjoy the benefit of any Contract or Governmental Authorization to or of which any Acquired Company is a party or a beneficiary and which can, by its terms (with consent) and consistent with applicable Legal Requirements, be so enjoyed after the transfer of the Shares to the Buyer. If there is in existence any Governmental Authorization that by its terms or applicable Legal Requirements, expires, terminates, or is otherwise rendered invalid upon the transfer of the Shares to the Buyer acquired Company to continue to be conducted following the transfer of the Shares, Buyer shall have obtained or been furnished by Sellers an equivalent of that license or permit, effective as of and after the Closing Date.

      5.11 RESIGNATIONS. Buyer shall have received the resignation of Li as Chief Executive Officer of the Company, the resignation of Lee as a director of the Company and the resignations of all other individuals who are officers or directors of any Acquired Company immediately prior to the Closing that Buyer deems appropriate.

      5.12 SELLERS' RELEASE.  Buyer shall have received a release in the form of
Exhibit 5.12 executed by each of the Sellers and such other employees of any Acquired Company as Buyer may designate (the "Sellers' Release").

      5.13 DUE DILIGENCE. Buyer shall have been satisfied, in its sole and absolute discretion, with its due diligence investigation and review of the financial condition, business and operations of the Company, including, without limitation, Buyer's review of the Company's medical plans; provided, however, that Buyer's due diligence investigation with respect to (i) Encumbrances on or against the personal property of the Company existing prior to the date hereof and (ii) judgments against the Company existing prior to the date hereof shall be limited to searches through the website of LexisNexis, www.lexis.com; provided further, however, that the foregoing shall in no way limit Sellers' obligation hereunder to disclose to Buyer information of which either Seller becomes aware related to (i) and (ii) above.

      5.14 INVENTORY FACILITY. The Company's $3,500,000 inventory financing facility, including the $1,000,000 standby letter of credit facility (the "Textron Facility"), provided by Textron Financial Corporation ("Textron"), shall remain in full force and effect with the consent of Textron, or the Textron Facility shall have been refinanced by a third party on terms and conditions satisfactory to Buyer, in its sole discretion.

      5.15 SERIES A PREFERRED STOCK. The closing of the transaction contemplated by that certain agreement entered into, or to be entered into, by and among the Company and the holders of the shares of Series A Preferred Stock shall have occurred simultaneously with the Closing (the "Series A Transaction").

      5.16 CONSENT. Buyer shall have received the consent of KPMG, the Company's independent auditors, to the inclusion of the Company's financials in any Form 8-K filed to disclose the Contemplated Transactions and any other reports required to be filed by the Company, Buyer or any of their affiliates on or after the Closing.

      5.17 RECORDS. The Acquired Companies shall retain possession of all corporate, accounting, business and tax records of each such Acquired Company.

      5.18 OPINION OF NEVADA COUNSEL. Sellers shall have delivered to Buyer an opinion of counsel, authorized to practice law in the State of Nevada, that the Nevada Statutes will not apply to the Contemplated Transactions.

      5.19 OTHER DOCUMENTS AND ASPECTS OF THE TRANSACTION. Buyer shall have received such other documents, instruments, certificates and opinions as may be required by this Agreement or as may be reasonably requested by Buyer.

      5.20 ACTIONS SATISFACTORY. All certificates, opinions and other documents to be delivered by Sellers and all other matters to be accomplished prior to or at the Closing shall be satisfactory in the reasonable judgment of Buyer and its counsel.

      5.21 SHARES. The Shares shall continue to be eligible for trading on the Over-The-Counter Bulletin Board or NASDAQ.

      5.22 UCC FINANCING STATEMENTS. Except for Micro Technology Concept, Inc., Textron Financial Corporation and Wells Fargo Bank National Association, Sellers shall have (i) filed, or shall have obtained authorizations from the applicable creditors to file, in the proper filing offices, UCC-3 Financing Statements terminating all UCC-1 Financing Statements, and amendments thereto, set forth in
Section 3.8 of the Disclosure Letter, or (ii) demonstrated that the obligation underlying the UCC-1 has been satisfied to the reasonable satisfaction of Buyer.

                                   ARTICLE VI

               CONDITIONS PRECEDENT TO THE OBLIGATIONS OF SELLERS

      The obligations of Sellers to effect the transactions contemplated under this Agreement at the Closing are subject to the fulfillment on or prior to the Closing Date of the following conditions, any one or more of which may be waived in whole or in part by Sellers in writing:

      6.1 REPRESENTATIONS AND WARRANTIES TRUE AT THE CLOSING DATE. The representations and warranties of Sellers contained in Section 4 of this Agreement shall have been true and correct when made and as of the Closing Date, and Buyer shall have delivered to Sellers a certificate, executed by an executive officer of Buyer and at the Closing Date, to the foregoing effect.

      6.2 INDEMNITY AGREEMENT. Buyer shall have delivered to Sellers the Indemnity Agreement.

      6.3 PLEDGE AGREEMENT. Buyer shall have delivered to Quarles the Pledge Agreement and the certificates representing the Shares.

      6.4 BUYER'S PERFORMANCE. Buyer shall have performed and complied with all covenants and agreements required by this Agreement to be performed or complied with by Buyer on or before the Closing Date. At the Closing, Buyer shall have delivered to Sellers a certificate, signed by an executive officer of Buyer and dated the Closing Date, to the foregoing effect.

      6.5 OPINION OF BUYER'S COUNSEL. Buyer shall have delivered to Sellers an opinion of counsel to Buyer, dated the Closing Date, in a form reasonably acceptable to Sellers' counsel.

      6.6  REVOLVING  LINE  OF  CREDIT.   Buyer  shall  have  used  commercially
reasonable efforts to obtain a $1,000,000 to $2,000,000 revolving line of credit for bulk wholesale purchases and resales for the Company.

      6.7 CONTINUED LISTING. Buyer's Common Stock shall continue to be eligible for trading on the Over-The-Counter Bulletin Board or NASDAQ.

                                   ARTICLE VII

                   COVENANTS OF SELLERS PRIOR TO CLOSING DATE

      7.1 ACCESS AND INVESTIGATION. During the period from the date of this Agreement to the Closing Date, Sellers shall, and shall cause each Acquired Company and its officers, employees, agents and representatives to, afford Buyer and its representatives (including legal counsel, financial and other advisors, consultants and independent accountants) full and free access to each Acquired Company's personnel, properties, contracts, books and records and other documents and data, including tax returns, and shall furnish Buyer with copies of all documents and with such additional financial and operating data and other information as Buyer shall, from time to time, reasonably request for the purpose of enabling Buyer to investigate the affairs of each Acquired Company and the accuracy of the representations and warranties of Sellers made in this Agreement. During such investigation, Buyer and its representatives shall have the right to make copies of such contracts, books and records, tax returns and other documents and data as it may deem advisable. The furnishing of such information to Buyer any such investigation by Buyer shall not affect Buyer's right to rely on any of the representations and warranties made in this Agreement.

      7.2 OPERATION OF THE BUSINESSES OF THE ACQUIRED COMPANIES. During the period the date of this Agreement to the Closing Date, Sellers shall cause each Acquired Company to conduct its business only in the ordinary course and in a manner consistent with the past practices of such Acquired Company; use its Best Efforts to preserve intact its current business organization, keep available the services of its current officers, employees and agents, and maintain its relations and good will with suppliers, customers, landlords, creditors, employees, agents and others having business relationships with it; confer with Buyer concerning operational matters of material nature; and report periodically to Buyer concerning the status of the business, operations and finances of the Acquired Companies.

      7.3 NEGATIVE COVENANT. Except as otherwise expressly permitted by this Agreement, Sellers shall not, without the prior consent of Buyer, take any action described in Section 3.16 of this Agreement.

      7.4 APPROVALS OF GOVERNMENTAL BODIES. Between the date of this Agreement the Closing Date, Sellers will use their Best Efforts, and will cooperate with Buyer in taking all steps necessary, promptly to (i) make any filing and (ii) obtain any consent, approval or authorization of any Governmental Body, in each case required by Legal Requirements to allow the consummation of this Agreement and the Contemplated Transactions.

      7.5 NOTIFICATION. Between the date of this Agreement and the Closing Date, each Seller will promptly notify Buyer in writing if such Seller or any Acquired Company becomes aware of any fact or condition which makes untrue any representation or breaches any warranty made by Sellers in this Agreement or if he, she or any Acquired Company becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) make untrue any such representation or breach any such warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. Should any such fact or condition require any change in the Disclosure Letter if such Disclosure Letter were dated the date of the occurrence or discovery of any such fact or condition, Sellers shall deliver to Buyer a Supplement to the Disclosure Letter specifying such change. Delivery of such Supplements shall be for information purposes only and shall not modify in any such respect any representation, warranty, covenant or condition contained herein. During the same period, each Seller will promptly notify Buyer of the occurrence of any breach of any covenant of Sellers set forth in this Section 7 or of the occurrence of any event that may make the satisfaction of the conditions set forth in Section 5 impossible or unlikely.

      7.6 PAYMENT OF INDEBTEDNESS BY RELATED PERSONS. Except as expressly provided herein, Sellers shall cause all indebtedness of any Related Person to any Acquired Company to be paid in full prior to Closing.

      7.7 NO NEGOTIATION. Until such time, if any, as this Agreement is terminated pursuant to Section 12.1, Sellers shall not, and shall cause each of the Acquired Companies not to, solicit or entertain offers from, negotiate with, or in any manner discuss, encourage, recommend or agree to any proposal of, any other potential buyer or buyers of the assets or stock of any of the Acquired Companies.

      7.8 SEC REPORTS. After the date hereof, Sellers shall file, and cause the Company to file, with the SEC all reports and/or statements required to be filed by them or it under applicable Legal Requirements, including, without limitation, such reports and statements required to be filed as a result of each Seller's execution of this Agreement, and such reports and/or statements shall be filed within the time periods provided for under such Legal Requirements.

      7.9 SERIES A PREFERRED STOCK. Each Seller shall use his or her Best Efforts to assist Buyer and the Company with closing the Series A Transaction.

      7.10 BEST EFFORTS. Between the date of this Agreement and the Closing Date, Sellers will use their Best Efforts to cause the conditions specified in
Article V to be satisfied.

                                  ARTICLE VIII

                    COVENANTS OF BUYER PRIOR TO CLOSING DATE.

      8.1 APPROVALS OF GOVERNMENTAL BODIES. Between the date of this Agreement and the Closing Date, Buyer will use its Best Efforts, and will cooperate with Sellers in taking all steps necessary, promptly to (i) make any filing and (ii) obtain any consent, approval or authorization of any Governmental Body, in each case required by Legal Requirements to allow the consummation of this Agreement and the Contemplated Transactions, provided that nothing herein shall require Buyer to dispose of, or make any change in, any portion of its business or to incur any other burden in order to obtain any consent, approval or authorization.

      8.2 NOTIFICATION. Between the date of this Agreement and the Closing Date, Buyer will promptly notify Sellers in writing if it becomes aware of any fact or condition which makes untrue any representation or breaches any warranty made by Buyer in this Agreement or if it becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) make untrue any such representation or breach any such warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition.

      8.3 BEST EFFORTS. Between the date of this Agreement and the Closing Date, Buyer will use its Best Efforts to cause the condition specified in Article VI hereof to be satisfied.

                                   ARTICLE IX

         COVENANTS OF SELLERS AND BUYER SUBSEQUENT TO THE CLOSING DATE.

      9.1 FURTHER ASSURANCES. Sellers will, upon request of Buyer from time to time after the Closing, execute and deliver, and use their Best Efforts to cause other Persons to execute and deliver, to Buyer all such further documents and instruments, and will do or use their Best Efforts to cause to be done such other acts, as Buyer may reasonably request more completely to consummate and make effective the Contemplated Transactions.

      9.2 FURTHER CONSENTS. If the transfer of the Shares to the Buyer at the Closing without the consent or approval of a third Person would constitute a breach of any Contract to which the Company is a party or by which it or any of its properties are bound or create in any third Person the right to declare a default in respect of, or to cancel or terminate, any such Contract or any Governmental Authorization of the Company and if such consent or approval (or an effective waiver thereof) is not obtained prior to the Closing, then Buyer shall have the right by an instrument executed in writing and delivered to the Sellers at the Closing to cause the transfer of the Shares not to carry with it an assignment of the item or items that necessitate such consent or approval until such consent or approval (or an effective waiver thereof) shall have been obtained. In such an event, the Sellers will continue after Closing to use their Best Efforts promptly to obtain such consents and approvals, or effective waivers thereof, and will cooperate with Buyer in any reasonable arrangement designed to provide Buyer with the benefit of the Company's rights thereunder.

      9.3 SEC REPORTS. On and after the Closing Date, Sellers shall timely file, and cause Sellers' counsel to timely file on behalf of the Company, with the SEC, such reports and/or statements required to be filed by them or it in connection with the consummation of the Contemplated Transactions.

      9.4 SEC REPORTS. On and after the Closing Date, Buyer shall timely file, or cause to be timely filed, with the SEC, such reports and/or statements required to be filed by it in connection with the consummation of the Contemplated Transactions.

      9.5 TEXTRON FACILITY. In the event that on or prior to the Closing Date, each of Li's and Lee's personal guarantee of the Textron Facility shall not have been terminated, or the Textron Facility shall not have been refinanced by the Company with a third party not requiring the personal guarantees of Li and Lee, not later than the date which is 300 days after the Closing Date, Buyer shall cause the personal guarantee of each of Li and Lee to be terminated.

                                    ARTICLE X

                                MUTUAL COVENANTS

      10.1 EXPENSES. Except as expressly otherwise provided herein, each party to this Agreement shall bear its respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the Contemplated Transactions, including all fees and expenses of agents, representatives, counsel and accountants. In the case of termination of this Agreement, the obligation of each party to pay its own expenses shall be subject to any rights of such party arising from a breach of this Agreement by another party.

      10.2 PUBLIC ANNOUNCEMENTS. Any public announcement or similar publicity, including any reports or statements required to be filed with the SEC with respect to this Agreement or the Contemplated Transactions shall be issued, if at all, at such time and in such manner as Buyer and Sellers shall mutually determine; provided that the parties agree that (i) a press release announcing the signing of this Agreement shall be issued and filed by each of the Company and Buyer within 24 hours of execution of this Agreement by Buyer and Sellers and (ii) a Form 8-K shall be filed by each of the Buyer and the Company and a
Schedule 13D, as deemed necessary to comply with Rule 13d-1 promulgated under the Exchange Act, shall be filed by each of Buyer and each Seller, within the time frames provided under the applicable rules and regulation of the Securities and Exchange Commission. Unless consented to by the Buyer in advance or required by Legal Requirements, prior to the Closing, Sellers shall, and shall cause the Acquired Companies to, keep the provisions of this Agreement strictly confidential and make no disclosure thereof to any Person. Sellers and Buyer will consult with each other concerning the means by which the Company's employees, customers and suppliers and others having dealings with the Company will be informed of the Contemplated Transactions, and Buyer shall have the right to be present for any such communication.

      10.3 CONFIDENTIALITY. Between the date of this Agreement and the Closing Date, each party will maintain in confidence, and cause its directors, officers, employees, agents and advisors to maintain in confidence, and not use to the detriment of another party or the Company any written, oral or other information obtained in confidence from another party or the Company in connection with this Agreement or the Contemplated Transactions unless such information is already known to such party or to others not bound by a duty of confidentiality or unless such information becomes publicly available through no fault of such party, unless the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the Contemplated Transactions or unless the furnishing or use of such information is required by or necessary or appropriate in connection with legal proceedings.

      If the transactions contemplated by this Agreement are not consummated, each party will return or destroy as much of such written information as may reasonably be requested. Whether or not the Closing takes place, Sellers waive, and will upon request cause the Company to waive, any cause of action, right or claim arising out of the access of Buyer or its representatives to any trade secrets or other confidential information of the Company except for the intentional competitive misuse by the Buyer of such trade secrets or confidential information.

                                   ARTICLE XI

                            INDEMNIFICATION; REMEDIES

      11.1 SURVIVAL. All representations, warranties and agreements contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Closing notwithstanding any investigation conducted with respect thereto or any knowledge acquired as to the accuracy or inaccuracy of any such representation or warranty.

      11.2 TIME LIMITATIONS. If the Closing occurs, Sellers shall have no liability (for indemnification or otherwise) with respect to any representation or warranty, or agreement to be performed and complied with prior to the Closing Date, unless on or before the date that is eighteen (18) months after the Closing Date Sellers are given notice asserting a claim with respect thereto and specifying the factual basis of that claim in reasonable detail to the extent then known by Buyer; provided, however, a claim with respect to Sections 3.3, 3.11, 3.13 and 3.19, or a claim for indemnification not based upon any representation or warranty or agreement to be performed and complied with prior to the Closing Date, may be made at any time. If the Closing occurs, Buyer shall have no liability (for indemnification or otherwise) with respect to any representation or warranty, or agreement to be performed and complied with prior to the Closing Date, unless on or before the date that is eighteen (18) months after the Closing Date Buyer is given notice of a claim with respect thereto and specifying the factual basis of that claim in reasonable detail to the extent then known by Sellers.

      11.3 INDEMNIFICATION BY SELLERS. Sellers, jointly and severally, shall indemnify and hold harmless Buyer, the Acquired Companies and their respective agents, representatives, employees, officers, directors, stockholders, controlling persons and affiliates (collectively, the "Indemnified Persons"), and shall reimburse the Indemnified Persons for, any loss, liability, claim, damage, expense (including, but not limited to, costs of investigation and defense and reasonable attorneys fees) or diminution of value, whether or not involving a third-party claim (collectively, "Damages") arising from or in connection with (a) any inaccuracy in any of the representations and warranties of Sellers in this Agreement or in any certificate delivered by Sellers pursuant to this agreement (for this purpose, the qualification as to materiality in the certificate delivered pursuant to Section 5.1 shall be disregarded), or any actions, omissions or state of facts inconsistent with any such representation or warranty, (b) any failure by Sellers to perform or comply with any agreement in this Agreement, or (c) any claim by any Person for brokerage or finder's fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such Person with either Seller or any Acquired Company (or any Person acting on their behalf) in connection with any of the Contemplated Transactions. Notwithstanding the foregoing, the aggregate liability of Sellers to the Indemnified Persons under this Article XI shall not exceed $1,000,000.

      11.4 INDEMNIFICATION BY BUYER. Buyer shall indemnify and hold harmless Sellers, and shall reimburse Sellers for, any Damages arising from or in connection with (a) any inaccuracy in any of the representations and warranties of Buyer in this Agreement or in any certificate delivered by Buyer pursuant to this Agreement, or any actions, omissions or state of facts inconsistent with any such representation or warranty, (b) any failure by Buyer to perform or comply with any agreement in this Agreement, or (c) any claim by any Person for brokerage or finder's fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by such Person with Buyer (or any Person acting on its behalf) in connection with any of the Contemplated Transactions. Notwithstanding the foregoing, the aggregate liability of Buyer to Sellers under this Article XI shall not exceed $1,000,000.

      11.5 PROCEDURE FOR INDEMNIFICATION -- THIRD PARTY CLAIMS. Promptly after receipt by an indemnified party under Section 11.3 or 11.4 of notice of the commencement of any Proceeding against it, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party under such Section, give notice to the indemnifying party of the commencement thereof, but the failure so to notify the indemnifying party shall not relieve it of any liability that it may have to any indemnified party except to the extent the indemnifying party demonstrates that the defense of such action is prejudiced thereby. In case any such Proceeding shall be brought against an indemnified party and it shall give notice to the indemnifying party of the commencement thereof, the indemnifying party shall, unless the claim involves Taxes, be entitled to participate therein and, to the extent that it shall wish (unless
(i) the indemnifying party is also a party to such Proceeding and the indemnified party determines in good faith that joint representations would be inappropriate or (ii) the indemnifying party fails to provide reasonable assurance to the indemnified party of its financial capacity to defend such Proceeding and provide indemnification with respect thereto), to assume the defense thereof with counsel satisfactory to such indemnified party and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such Section for any fees of other counsel or any other expenses with respect to the defense of such Proceeding, in each case subsequently incurred by such indemnified party in connection with the defense thereof, other than reasonable costs of investigation. If an indemnifying party assumes the defense of such a Proceeding, (a) no compromise or settlement thereof may be effected by the indemnified party without the indemnified party's consent unless (i) there is no finding or admission of any violation of Legal Requirements or any violation of the rights of any Person and no effect on any other claims that may be made against the indemnified party and (ii) the sole relief provided is monetary damages that are paid in full by the indemnifying party and (b) the indemnifying party shall have no liability with respect to any compromise or settlement thereof effected without its consent. If notice is given to an indemnifying party of the commencement of any Proceeding and it does not, within ten days after the indemnified party's notice is given, give notice to the indemnified party of its election to assume the defense thereof, the indemnifying party shall be bound by any determination made in such action or any compromise or settlement thereof effected by the indemnified party.

Notwithstanding the foregoing, if an indemnified party determines in good faith that there is a reasonable probability that a Proceeding may adversely affect it or its affiliates other than as a result of monetary damages, such indemnified party may, by notice to the indemnifying party, assume the exclusive right to defend, compromise or settle such Proceeding, but the indemnifying party shall not be bound by any determination of a Proceeding so defended or any compromise or settlement thereof effected without its consent (which shall not be unreasonably withheld).

                                   ARTICLE XII

                                   TERMINATION

      12.1 TERMINATION EVENTS. Subject to the provisions of Section 12.2, this Agreement may, by written notice given at or prior to the Closing in the manner hereinafter provided, be terminated:

            (a) by either Buyer or Sellers if a default or breach shall be made by the other party hereto with respect to the due and timely performance of any of its covenants and agreements contained herein, or with respect to the due compliance with any of its representations, warranties or covenants, and such default cannot be cured and has not been waived;

            (b) (i) by Buyer if all of the conditions set forth in Article V shall not have been satisfied at the time the Closing would otherwise occur or if satisfaction of such a condition is or becomes impossible, other than through failure of Buyer to fully comply with its obligations hereunder, and shall not have been waived by Buyer on or before such date; or

                  (ii) by Sellers, if all of the conditions set forth in article
            VI shall not have been satisfied at the time the Closing would otherwise occur or if satisfaction of such a condition is or becomes impossible, other than through failure of Sellers to fully comply with its obligations hereunder, and shall not have been waived by Sellers on or before such date;

      (c) by mutual consent of Buyer and Sellers; or

      (d) by either Buyer or Sellers if the Closing shall not have occurred, other than through failure of any such party to fulfill its obligations hereunder, on or before January 10, 2005 or such later date as may be agreed upon in writing by the parties. Each party's right of termination hereunder is in addition to any other rights it may have hereunder or otherwise and the exercise of a right of termination shall not be an election of remedies.

      12.2 EFFECT OF TERMINATION. In the event this Agreement is terminated pursuant to Section 12.1, all further obligations of the parties hereunder shall terminate, except that the obligations set forth in Sections 10.1 and 10.3 shall survive; provided that, if this Agreement is so terminated by a party because one or more of the conditions to such party's obligations hereunder is not satisfied as a result of the other party's willful failure to comply with its obligations under this Agreement, the terminating party's right to pursue all legal remedies for breach of contract or otherwise, including, without limitation, damages relating thereto, shall also survive such termination unimpaired.

                                  ARTICLE XIII

                                  MISCELLANEOUS

      13.1 NOTICES. Notices. Notices, requests, instructions or other documents to be in given under this Agreement shall be in writing and shall be deemed given and received, (i) when sent if sent by facsimile, provided that the fax is promptly confirmed by telephone confirmation thereof, (ii) when delivered, if delivered personally to the intended recipient, and (iii) one business day later, if sent by overnight delivery via a national courier service, and in each case, addressed to a party at the following address for such party:

           if to Buyer:

                   Advanced Communications Technologies, Inc.
                   420 Lexington Avenue, Suite 2739
                   New York, NY  10170
                   Attention:  Wayne Danson, Chief Executive Officer
                   Facsimile:  646.227.1666

           With a copy to:

                   Eckert Seamans Cherin & Mellott, LLC
                   1515 Market Street - 9th Floor
                   Philadelphia, PA  19102
                   Attention:  Gary A. Miller, Esquire
                   Facsimile:  215.851.8383

           if to any Shareholder:

                   to the address set forth below such Seller's name on the signature pages hereto with copies to:

                   Quarles & Brady Streich Lang LLP
                   Renaissance One
                   Two N. Central Avenue
                   Phoenix, Arizona  85004-2391
                   Attention:  Christian J. Hoffmann, III, Esquire
                   Fax:  602-420-5008

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

      13.2 GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.

            (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the jurisdiction of the Federal courts of the United States of America and the state courts located in the State of New York solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Federal or state court. The parties hereby consent to and grant any such court jurisdiction over the Person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 13.1 or in such other manner as may be permitted by law, shall be valid and sufficient service thereof.

            (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.2.

      13.3 FURTHER ASSURANCES. The parties hereto agree (i) to furnish upon request to each other such further information, (ii) to execute and deliver to each other such other documents, and (iii) to do such other acts and things, all as the other party hereto may at any time reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to herein.

      13.4 WAIVER. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay on the part of any party in exercising any right, power or privilege under this Agreement or the documents referred to herein shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law, (i) no claim or right arising out of this Agreement or the documents referred to herein can be discharged by one party hereto, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party hereto; (ii) no waiver which may be given by a party hereto shall be applicable except in the specific instance for which it is given; and (iii) no notice to or demand on one party hereto shall be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to herein.

      13.5 ENTIRE AGREEMENT AND MODIFICATION. This Agreement supersedes all prior agreements among the parties with respect to its subject matter (including, but not limited to, any letter of intent among Buyer and Sellers and is intended (with the documents referred to herein) as a complete and exclusive statement of the terms of the agreement among the parties with respect thereto. This Agreement may not be changed or terminated, except by a written agreement executed by Buyer and Sellers.

      13.6 ASSIGNMENTS, SUCCESSORS AND NO THIRD-PARTY RIGHTS. This Agreement shall apply to and be binding in all respects upon, and shall inure to the benefit of, the successors and assigns of the parties hereto. Nothing expressed or referred to in this Agreement is intended or shall be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement, or any provision hereof, it being the intention of the parties hereto that this Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement, their successors and assigns, and for the benefit of no other Person.

      13.7 SEVERABILITY. In the event any provisions of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent no held invalid or unenforceable.

      13.8 SECTION HEADINGS, CONSTRUCTION. The headings of Sections contained in this Agreement are provided for convenience only. They form no part of this Agreement and shall not affect its construction or interpretation. All references to Sections in this Agreement refer to the corresponding Sections of this Agreement. All words used herein shall be construed to be of such gender or number as the circumstances require. Unless otherwise specifically noted, the words "herein," "hereof," "hereby," "hereinabove," "hereinbelow," "hereunder," and words of similar import, refer to this Agreement as a whole and not to any particular Section, subsection, paragraph, clause or other subdivision hereof.

      13.9 TIME OF ESSENCE. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

      13.10 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original copy of this Agreement, and all of which, when taken together, shall be deemed to constitute but one and the same agreement.

                            [SIGNATURE PAGE FOLLOWS]

      IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.



                          ------------------------------------------------
                          THEODORE S. LI

                          Address:


                          ------------------------------------------------
                          HUI CYNTHIA LEE

                          Address:




                          ADVANCED COMMUNICATIONS TECHNOLOGIES, INC.


                          By:
                             ---------------------------------------------------
                             Name:
                             Title:

                       CONSENT OF SPOUSE OF THEODORE S. LI

      The undersigned, the spouse of Theodore S. Li, consents to the transactions contemplated hereby and acknowledges that the Purchase Price being paid for Mr. Li's Shares hereunder is adequate, and after the Closing the undersigned shall have no interest in Mr. Li's Shares.




                                                   -----------------------------

                      CONSENT OF SPOUSE OF HUI CYNTHIA LEE

      The undersigned, the spouse of Hui Cynthia Lee, consents to the transactions contemplated hereby and acknowledges that the Purchase Price being paid for Ms. Lee's Shares hereunder is adequate, and after the Closing the undersigned shall have no interest in Ms. Lee's Shares:



                                                   -----------------------------

                                   EXHIBIT B

THIS SECURED CONVERTIBLE PROMISSORY NOTE, AND THE SECURITIES INTO WHICH IT IS CONVERTIBLE (COLLECTIVELY, THE "SECURITIES"), HAVE NOT BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE. THE SECURITIES ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SECTION 4(2) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND REGULATION D THEREUNDER. THE SECURITIES ARE "RESTRICTED" AND MAY NOT BE OFFERED OR SOLD UNLESS THE SECURITIES ARE REGISTERED UNDER THE ACT AND APPLICABLE STATE LAW OR PURSUANT TO AVAILABLE EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS THEREOF AND THE COMPANY IS PROVIDED WITH AN OPINION OF COUNSEL OR OTHER SUCH INFORMATION AS IT MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH EXEMPTIONS ARE AVAILABLE.

                       SECURED CONVERTIBLE PROMISSORY NOTE

                   ADVANCED COMMUNICATIONS TECHNOLOGIES, INC.

                     6% SECURED CONVERTIBLE PROMISSORY NOTE

                              DUE JANUARY __, 2006

No.  ___                                                             $166,889.00

      This Secured Convertible Promissory Note (this "Note") is issued by ADVANCED COMMUNICATIONS TECHNOLOGIES, INC., a Florida corporation (the
"Company"), to THEODORE S. LI (together with his permitted successors and assigns, the "Holder") pursuant to exemptions from registration under the Securities Act of 1933, as amended. Capitalized terms not otherwise defined herein shall have the meanings given such terms in that certain Stock Purchase Agreement of even date herewith by and between the Company, the initial Holder and the other parties named therein (the "Purchase Agreement").

                                   ARTICLE I.

      Section 1.01 PRINCIPAL AND INTEREST. For value received on January __, 2005 (the "Issue Date"), the Company hereby promises to pay on January __, 2006 (the "Maturity Date") to the order of the Holder in lawful money of the United States of America and in immediately available funds the principal sum of One Hundred Sixty-Six Thousand Eight Hundred Eight-Nine Dollars (US $166,889.00), together with accrued and unpaid interest on the unpaid principal of this Note at the annual simple rate of six percent (6%) (computed on the basis of a 365/6-day year and the actual days elapsed) from the Issue Date until all amounts due and owing hereunder by the Company to the Holder have been paid in full. Upon the occurrence and during the continuance of an Event of Default (as defined below) interest on the unpaid principal amount of this Note shall accrue at the annual simple rate of ten percent (10%) (computed on the basis of a 365/6-day year and the actual days elapsed).

      Section 1.02 OPTIONAL CONVERSION. On or after the Issue Date, the Holder shall be entitled, at its option, to convert, at any time and from time to time, until payment in full of all amounts due and owing under this Note, all or any part of the unpaid principal amount of the Note, into shares (the "Conversion Shares") of the Company's common stock, no par value per share, ("Common Stock"), at a price per share (the "Conversion Price") equal to $0.01, subject to adjustment for stock splits, reverse stock splits and other recapitalizations effected by the Company. To convert this Note, the Holder shall deliver written notice thereof, substantially in the form of Exhibit "A" to this Note, with appropriate insertions (the "Conversion Notice"), to the Company in accordance with Section 6.01 hereof. The date set forth in the Conversion Notice shall be deemed to be the date upon which the conversion shall be effective (the "Conversion Date").

      Section 1.03 RIGHT OF REPURCHASE/REDEMPTION. At any time on or prior to the Maturity Date, the Company shall, at its option, have the right to redeem, upon three (3) business days prior written notice to the Holder (the "Redemption Notice"), a portion or all of the outstanding amount due and owing under this Note (the "Redemption Right"). The redemption price shall be one hundred ten percent (110%) of the principal amount redeemed. Upon redemption, the Company shall also pay all accrued and unpaid interest thereon. The third business day after the Holder's receipt of the Redemption Notice shall be referred to herein as the "Redemption Date." Once the Company has issued to the Holder a Redemption Notice, the Holder may continue to execute conversions at any time, and from time to time, on or prior to the business day immediately preceding the Redemption Date. Notwithstanding the foregoing, payment by the Company on or after the Maturity Date of all amounts due and owing hereunder shall not be deemed an exercise by the Company of its Redemption Right.

                                  ARTICLE II.

      Section 2.01 AMENDMENTS AND WAIVER OF DEFAULT. This Note may be amended solely with the written consent of the Holder and the Company.

                                  ARTICLE III.

      Section 3.01 EVENTS OF DEFAULT. An Event of Default is defined as follows: the Company shall (i) make a general assignment for the benefit of creditors;
(ii) be adjudicated as bankrupt or insolvent; (iii) file a voluntary petition in bankruptcy; (iv) have a petition or proceeding filed against it under any bankruptcy or insolvency law or statute of the United States of America or any state or jurisdiction thereof, which petition or proceeding is not dismissed within ninety (90) days from the date of commencement thereof; or (v) have a receiver, trustee, custodian, conservator or other person appointed by any court to take charge of the Company's affairs, assets or business and such appointment is not vacated or discharged within ninety (90) days thereafter.

      Section 3.02 REMEDY. Upon the occurrence of an Event of Default, the Holder may declare the principal amount hereof, and all accrued and unpaid interest, to be forthwith due and payable whereupon the same shall immediately become due and payable.

                                  ARTICLE IV.

      Section 4.01 RE-ISSUANCE OF NOTE. If and whenever the Holder elects to convert a part of the Note pursuant to Section 1.02 hereof, the Company shall reissue a new Note in the same form as this Note to reflect the new principal amount.

      Section 4.02 TERMINATION OF CONVERSION RIGHTS. The Holder's right to convert all or any portion of the unpaid principal amount under this Note into Conversion Shares in accordance with Section 1.02 hereof shall terminate on the date that all amounts due and owing hereunder are paid in full.

                                   ARTICLE V.

      Section 5.01 SECURITY INTEREST. To secure the Company's payment obligations hereunder, the Company hereby grants to the Holder a security interest in and to those Shares delivered by the Holder pursuant to the Purchase Agreement and the Pledge Agreement. Such security interest will be a first priority lien provided there are no Encumbrances on the Shares on the Closing Date.

                                  ARTICLE VI.

      Section 6.01 NOTICES. Any notices, consents, waivers, or other communications required or permitted to be given under the terms of this Note must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally; (ii) upon confirmation of receipt, when sent by facsimile; (iii) three (3) business days after being sent by U.S. certified mail, return receipt requested; or (iv) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

             if to the Company:

                      Advanced Communications Technologies, Inc.
                      420 Lexington Avenue, Suite 2739
                      New York, NY  10170
                      Attention: Wayne Danson, Chief Executive Officer
                      Facsimile:  646.227.1666

             With a copy to:

                      Eckert Seamans Cherin & Mellott, LLC
                      1515 Market Street - 9th Floor
                      Philadelphia, PA  19102
                      Attention:  Gary A. Miller, Esquire
                      Facsimile:  215.851.8383
             if to the Holder:

                      Theodore S. Li
                      [Address]

             with a copy to:

                      Quarles & Brady Streich Lang LLP
                      Renaissance One
                      Two N. Central Avenue
                      Phoenix, Arizona  85004-2391
                      Attention:  Christian J. Hoffmann, III, Esquire
                      Fax:  602-420-5008

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

      Section 6.02 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of choice of law or conflicts of laws that would defer to the substantive law of another jurisdiction. The Company and the Holder irrevocably consent to the jurisdiction of the United States federal courts and the state courts located in the State of New York in any suit or proceeding based on or arising under this Note and irrevocably agree that any and all claims arising out of this Note or related to the transactions contemplated by this Note shall be determined exclusively in such courts. The Company and the Holder irrevocably waive the defense of an inconvenient forum to the maintenance of such suit or proceeding. The Company and the Holder further agree that service of process mailed by first class mail shall be deemed in every respect effective service of process in any such suit or proceeding. Nothing herein shall affect the right of either the Company or the Holder to serve process in any other manner permitted by law. The Company and the Holder agree that a final non-appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on such judgment or in any other lawful manner.

      Section 6.03 SEVERABILITY. The invalidity of any of the provisions of this Note shall not invalidate or otherwise affect any of the other provisions of this Note, which shall remain in full force and effect.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

      IN WITNESS WHEREOF, with the intent to be legally bound hereby, the Company has executed this Note as of the date first written above.

                                      ADVANCED COMMUNICATIONS TECHNOLOGIES, INC.

                                      By: /s/ Wayne I. Danson
                                          ------------------------------------
                                          Wayne I. Danson
                                          President and Chief Financial
                                          Officer

                                   EXHIBIT "A"

                              NOTICE OF CONVERSION

           (TO BE EXECUTED BY THE HOLDER IN ORDER TO CONVERT THE NOTE)

TO:

      The undersigned hereby irrevocably elects to convert $_________________ of the principal amount of the above Note into Shares of Common Stock of ADVANCED COMMUNICATIONS TECHNOLOGIES, INC., according to the conditions stated therein, as of the Conversion Date written below.

CONVERSION DATE:
                               -------------------------------------------------
APPLICABLE CONVERSION PRICE:
                               -------------------------------------------------
SIGNATURE:
                               -------------------------------------------------
NAME:
                               -------------------------------------------------
ADDRESS:
                               -------------------------------------------------
AMOUNT TO BE CONVERTED:  $
                               -------------------------------------------------
AMOUNT OF NOTE
UNCONVERTED: $
                               -------------------------------------------------
CONVERSION PRICE PER SHARE: $
                               -------------------------------------------------
NUMBER OF SHARES OF
COMMON STOCK TO BE ISSUED:
                               -------------------------------------------------

                                   EXHIBIT C

THIS SECURED CONVERTIBLE PROMISSORY NOTE, AND THE SECURITIES INTO WHICH IT IS CONVERTIBLE (COLLECTIVELY, THE "SECURITIES"), HAVE NOT BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE. THE SECURITIES ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SECTION 4(2) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND REGULATION D THEREUNDER. THE SECURITIES ARE "RESTRICTED" AND MAY NOT BE OFFERED OR SOLD UNLESS THE SECURITIES ARE REGISTERED UNDER THE ACT AND APPLICABLE STATE LAW OR PURSUANT TO AVAILABLE EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS THEREOF AND THE COMPANY IS PROVIDED WITH AN OPINION OF COUNSEL OR OTHER SUCH INFORMATION AS IT MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH EXEMPTIONS ARE AVAILABLE.

                       SECURED CONVERTIBLE PROMISSORY NOTE

                   ADVANCED COMMUNICATIONS TECHNOLOGIES, INC.

                     6% SECURED CONVERTIBLE PROMISSORY NOTE

                              DUE JANUARY __, 2006

No. ___                                                              $333,111.00

      This Secured Convertible Promissory Note (this "Note") is issued by ADVANCED COMMUNICATIONS TECHNOLOGIES, INC., a Florida corporation (the
"Company"), to HUI CYNTHIA LEE (together with her permitted successors and assigns, the "Holder") pursuant to exemptions from registration under the Securities Act of 1933, as amended. Capitalized terms not otherwise defined herein shall have the meanings given such terms in that certain Stock Purchase Agreement of even date herewith by and between the Company, the initial Holder and the other parties named therein (the "Purchase Agreement").

                                   ARTICLE I.

      Section 1.01 PRINCIPAL AND INTEREST. For value received on January __, 2005 (the "Issue Date"), the Company hereby promises to pay on January __, 2006 (the "Maturity Date") to the order of the Holder in lawful money of the United States of America and in immediately available funds the principal sum of Three Hundred Thirty Three Thousand One Hundred Eleven Dollars (US $333,111.00), together with accrued and unpaid interest on the unpaid principal of this Note at the annual simple rate of six percent (6%) (computed on the basis of a 365/6-day year and the actual days elapsed) from the Issue Date until all amounts due and owing hereunder by the Company to the Holder have been paid in full. Upon the occurrence and during the continuance of an Event of Default (as defined below) interest on the unpaid principal amount of this Note shall accrue at the annual simple rate of ten percent (10%) (computed on the basis of a 365/6-day year and the actual days elapsed).

      Section 1.02 OPTIONAL CONVERSION. On or after the Issue Date, the Holder shall be entitled, at its option, to convert, at any time and from time to time, until payment in full of all amounts due and owing under this Note, all or any part of the unpaid principal amount of the Note, into shares (the "Conversion Shares") of the Company's common stock, no par value per share, ("Common Stock"), at a price per share (the "Conversion Price") equal to $0.01, subject to adjustment for stock splits, reverse stock splits and other recapitalizations effected by the Company. To convert this Note, the Holder shall deliver written notice thereof, substantially in the form of Exhibit "A" to this Note, with appropriate insertions (the "Conversion Notice"), to the Company in accordance with Section 6.01 hereof. The date set forth in the Conversion Notice shall be deemed to be the date upon which the conversion shall be effective (the "Conversion Date").

      Section 1.03 RIGHT OF REPURCHASE/REDEMPTION. At any time on or prior to the Maturity Date, the Company shall, at its option, have the right to redeem, upon three (3) business days prior written notice to the Holder (the "Redemption Notice"), a portion or all of the outstanding amount due and owing under this Note (the "Redemption Right"). In the event the Company exercises its Redemption Right on or prior to July __, 2005, the redemption price shall be one hundred five percent (105%) of the principal amount redeemed, thereafter the redemption price shall be one hundred ten percent (110%) of the principal amount redeemed. Upon redemption, the Company shall also pay all accrued and unpaid interest thereon. The third business day after the Holder's receipt of the Redemption Notice shall be referred to herein as the "Redemption Date." Once the Company has issued to the Holder a Redemption Notice, the Holder may continue to execute conversions at any time, and from time to time, on or prior to the business day immediately preceding the Redemption Date. Notwithstanding the foregoing, payment by the Company on or after the Maturity Date of all amounts due and owing hereunder shall not be deemed an exercise by the Company of its Redemption Right.

                                  ARTICLE II.

      Section 2.01 AMENDMENTS AND WAIVER OF DEFAULT. This Note may be amended solely with the written consent of the Holder and the Company.

                                  ARTICLE III.

      Section 3.01 EVENTS OF DEFAULT. An Event of Default is defined as follows: the Company shall (i) make a general assignment for the benefit of creditors;
(ii) be adjudicated as bankrupt or insolvent; (iii) file a voluntary petition in bankruptcy; (iv) have a petition or proceeding filed against it under any bankruptcy or insolvency law or statute of the United States of America or any state or jurisdiction thereof, which petition or proceeding is not dismissed within ninety (90) days from the date of commencement thereof; or (v) have a receiver, trustee, custodian, conservator or other person appointed by any court to take charge of the Company's affairs, assets or business and such appointment is not vacated or discharged within ninety (90) days thereafter.

      Section 3.02 REMEDY. Upon the occurrence of an Event of Default, the Holder may declare the principal amount hereof, and all accrued and unpaid interest, to be forthwith due and payable whereupon the same shall immediately become due and payable.

                                  ARTICLE IV.

      Section 4.01 RE-ISSUANCE OF NOTE. If and whenever the Holder elects to convert a part of the Note pursuant to Section 1.02 hereof, the Company shall reissue a new Note in the same form as this Note to reflect the new principal amount.

      Section 4.02 TERMINATION OF CONVERSION RIGHTS. The Holder's right to convert all or any portion of the unpaid principal amount under this Note into Conversion Shares in accordance with Section 1.02 hereof shall terminate on the date that all amounts due and owing hereunder are paid in full.

                                   ARTICLE V.

      Section 5.01 SECURITY INTEREST. To secure the Company's payment obligations hereunder, the Company hereby grants to the Holder a security interest in and to those Shares delivered by the Holder pursuant to the Purchase Agreement and the Pledge Agreement. Such security interest will be a first priority lien provided there are no Encumbrances on the Shares on the Closing Date. ARTICLE VI.

      Section 6.01 NOTICES. Any notices, consents, waivers, or other communications required or permitted to be given under the terms of this Note must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally; (ii) upon confirmation of receipt, when sent by facsimile; (iii) three (3) business days after being sent by U.S. certified mail, return receipt requested; or (iv) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

                      if to the Company:

                               Advanced Communications Technologies, Inc.
                               420 Lexington Avenue, Suite 2739
                               New York, NY  10170
                               Attention:  Wayne Danson, Chief Executive Officer
                               Facsimile:  646.227.1666

                      With a copy to:

                               Eckert Seamans Cherin & Mellott, LLC
                               1515 Market Street - 9th Floor
                               Philadelphia, PA  19102
                               Attention:  Gary A. Miller, Esquire
                               Facsimile:  215.851.8383
                      if to the Holder:

                               Hui Cynthia Lee
                               [Address]

                      with a copy to:

                               Quarles & Brady Streich Lang LLP
                               Renaissance One
                               Two N. Central Avenue
                               Phoenix, Arizona  85004-2391
                               Attention:  Christian J. Hoffmann, III, Esquire
                               Fax:  602-420-5008

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

      Section 6.02 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of choice of law or conflicts of laws that would defer to the substantive law of another jurisdiction. The Company and the Holder irrevocably consent to the jurisdiction of the United States federal courts and the state courts located in the State of New York in any suit or proceeding based on or arising under this Note and irrevocably agree that any and all claims arising out of this Note or related to the transactions contemplated by this Note shall be determined exclusively in such courts. The Company and the Holder irrevocably waive the defense of an inconvenient forum to the maintenance of such suit or proceeding. The Company and the Holder further agree that service of process mailed by first class mail shall be deemed in every respect effective service of process in any such suit or proceeding. Nothing herein shall affect the right of either the Company or the Holder to serve process in any other manner permitted by law. The Company and the Holder agree that a final non-appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on such judgment or in any other lawful manner.

      Section 6.03 SEVERABILITY. The invalidity of any of the provisions of this Note shall not invalidate or otherwise affect any of the other provisions of this Note, which shall remain in full force and effect.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

      IN WITNESS WHEREOF, with the intent to be legally bound hereby, the Company has executed this Note as of the date first written above.

                                      ADVANCED COMMUNICATIONS TECHNOLOGIES, INC.

                                      By: /s/ Wayne I. Danson
                                          --------------------------------------
                                          Wayne I. Danson
                                          President and Chief Financial Officer

                                   EXHIBIT "A"

                              NOTICE OF CONVERSION

           (TO BE EXECUTED BY THE HOLDER IN ORDER TO CONVERT THE NOTE)

TO:

         The undersigned hereby irrevocably elects to convert $ of the principal amount of the above Note into Shares of Common Stock of ADVANCED COMMUNICATIONS TECHNOLOGIES, INC., according to the conditions stated therein, as of the Conversion Date written below.

CONVERSION DATE:
                               -------------------------------------------------
APPLICABLE CONVERSION PRICE:
                               -------------------------------------------------
SIGNATURE:
                               -------------------------------------------------
NAME:
                               -------------------------------------------------
ADDRESS:
                               -------------------------------------------------
AMOUNT TO BE CONVERTED:  $
                               -------------------------------------------------
AMOUNT OF NOTE
UNCONVERTED: $
                               -------------------------------------------------
CONVERSION PRICE PER SHARE: $
                               -------------------------------------------------
NUMBER OF SHARES OF
COMMON STOCK TO BE ISSUED:
                               -------------------------------------------------

                                   EXHIBIT D

                      CUSTODIAL AND STOCK PLEDGE AGREEMENT


         THIS CUSTODIAL AND STOCK PLEDGE AGREEMENT ("Agreement"), dated as of January __, 2005, is by and among ADVANCED COMMUNICATIONS TECHNOLOGIES, INC. (referred to as the "Pledgor"), THEODORE S. LI and HUI CYNTHIA LEE (together, the "Pledgees") and QUARLES & BRADY STREICH LANG LLP ("Custodian").

         NOW, THEREFORE, in consideration of the premises and the mutual promises herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

         1.       BACKGROUND.

                  Pledgor and Pledgees are parties to that certain Stock Purchase Agreement, dated December ___, 2004 (the "Purchase Agreement"), pursuant to which Pledgees agreed to sell to Pledgor, and Pledgor agreed to purchase from Pledgees, all of the outstanding shares of common stock of Pacific Magtron International Corp. (the "Company") owned by Pledgees (the "Pledged Shares"). In exchange for the Pledged Shares, Pledgor issued to Sellers promissory notes in aggregate principal amount of $500,000 (each a "Note" and together the "Notes"). To secure the payment obligations of Pledgor under the Notes (the "Obligations"), Pledgor has agreed to grant to Pledgees a security interest in and to the Pledged Shares. Pledgor and Pledgees agree that until such time all amounts due and owing under the Notes are paid in full or until their earlier release in accordance with the terms hereof, as the case may be, the certificates representing the Pledged Shares shall be held in escrow by Custodian in accordance with the terms hereof.

         2.       PLEDGE OF PLEDGED SHARES.

                  2.1 As security for the full and prompt payment of the Notes, Pledgor hereby pledges to Pledgees all of the Pledged Shares and grants to Pledgees a lien upon and a continuing security interest in the Pledged Shares, subject to the terms and conditions of this Agreement. Such security interest will be a first priority lien provided there are no Encumbrances on the Shares on the Closing Date. Pledgor will execute and file a UCC-1 Financing Statements respecting the Shares. Upon payment of each Note the applicable Pledgee hereby authorizes the Pldgor to file a UCC-3 Financing Statement terminating the applicable UCC-1 Financing Statement.

                  2.2 If Pledgor shall become entitled to receive or shall receive with respect to the Pledged Shares (i) any additional shares of capital stock of the Company; or (ii) any stock certificate, including without limitation, any certificate representing a stock dividend or in connection with any increase or reduction of capital, reclassification, merger, consolidation, sale of assets, combination of shares, stock split or other recapitalization; or
(iii) any option, warrant or right, whether as an addition to, in substitution of or in exchange for any of the Pledged Shares, or otherwise; or (iv) any dividend or other distribution payable in property, or securities issued by a person other than the Company; then, in any such event, Pledgor shall receive and accept the same, in trust, as trustee for Pledgees, and shall deliver them immediately to Custodian, together with all necessary or appropriate endorsements of Pledgor. Any cash distributions received by Pledgor in respect of the Pledged Shares may be applied to reduce such of the Obligations as Pledgor may determine in its sole discretion.

         3.       DELIVERY OF SHARES TO CUSTODIAN.

                  Concurrently with the execution and delivery of this Agreement, Pledgor hereby authorizes Pledgees to deliver, on behalf of Pledgor, to Custodian for the account of Sellers, the certificates representing all of the Pledged Shares, together with duly executed Stock Powers to Pledgees, in the form attached hereto as Exhibit "A", with signature guaranteed, permitting transfer of the Pledged Shares to Pledgees or its assignee, receipt of which is hereby acknowledged by the Custodian, to be held and released in accordance with the terms of this Agreement. Concurrently with the execution and delivery of this Agreement, Pledgor is also delivering to Pledgees letters addressed to the transfer agent of the Company (the "Transfer Agent"), informing the Transfer Agent of the pledge of the Pledged Shares, instructing the Transfer Agent to honor the Stock Powers delivered to Pledgees, and informing the Transfer Agent that Pledgor's address on the records of the transfer agent, during the term of this Agreement, shall be c/o Quarles & Brady Streich Lang LLP. Pledgor shall thereafter deliver to Custodian (a) any other certificates for the Pledged Shares as required by the terms of this Agreement, together with duly executed stock powers relating to such certificates, with signatures guaranteed; and (b) any documents or other evidence received of Pledgor's interest in any securities issued as a dividend, stock split or otherwise because of or with respect to the Pledged Shares or in exchange for the Pledged Shares, promptly after receiving such evidence, accompanied by duly executed stock powers or other appropriate instrument of transfer, with signatures guaranteed covering the same.

         4.       RIGHTS OF PLEDGOR IN THE PLEDGED SHARES.

                  Unless and until an Event of Default (as that term is defined herein) shall have occurred, Pledgor shall be entitled to exercise all voting and other corporate rights in respect of the Pledged Shares (except for the right to receive dividends and distributions payable in kind, which shall be delivered to the Custodian), including, without limitation, all rights and privileges of conversion, exchange and subscription, as though Pledgor were the absolute owner of the Pledged Shares, subject to the pledge herein contained. Notwithstanding the foregoing, Pledgor covenants and agrees that it shall not vote any of the Pledged Shares in any way inconsistent with the provisions or intent of this Agreement. All rights of Pledgor to vote and give consents, waivers and ratifications, and to convert, exchange or subscribe (collectively referred to as the "Corporate Rights"), shall cease if an Event of Default hereunder shall occur. If an Event of Default shall occur, whether or not the Pledged Shares shall have been registered in Pledgees' name, Pledgee then shall have the right to exercise all Corporate Rights with respect to the Pledged Shares.

         5.       REPRESENTATIONS AND WARRANTIES.

                  Pledgor represents and warrants to Pledgees that:

                  (a) this Agreement has been duly authorized, executed and delivered by Pledgor;

                  (b) the execution, delivery and performance by Pledgor of Pledgor's obligations under this Agreement does not and will not violate any provision of law or any judgment, order or regulation of any court or of any public or governmental agency or authority applicable to Pledgor or of the Articles of Incorporation or Bylaws of the Pledgor;

                  (c) the execution, delivery and performance by Pledgor of Pledgor's obligations under this Agreement does not and will not conflict with or constitute a breach of or a default under any agreement, indenture or instrument to which Pledgor is a party or by which Pledgor or any of Pledgor's property is bound; and

                  (d) this Agreement constitutes the legal, valid and binding obligation of Pledgor enforceable in accordance with its terms.

         6.       COVENANTS.

                  Pledgor covenants that until all of the Obligations have been satisfied in full it shall not sell, convey or otherwise dispose of any of the Pledged Shares or any interest in the Pledged Shares, or create, incur or permit to exist any pledge, mortgage, lien, charge or encumbrance or any security interest whatsoever in or with respect to any of the Pledged Shares, other than that created by this Agreement, nor attempt to do any of the foregoing.

         7.       RELEASE OF PLEDGED SHARES.

                  7.1 Custodian shall disburse the Pledged Shares at any time pursuant to the joint written instructions of Pledgees and Pledgor (which may be executed and/or transmitted in counterparts).

                  7.2 If, within ten (10) business days after a Maturity Date (as defined in the respective Notes), Custodian shall not have received a notice from the applicable Pledgee(s) that the Obligations to such Pledgee(s) have not been satisfied in full and that such Pledgee(s) disputes Pledgor's right to receive any Pledged Shares, Custodian shall deliver to Pledgor the Pro Rata Shares (as defined below) of the Pledgee(s) to which the Maturity Date relates. In the event Custodian receives such notice from the applicable Pledgee(s), Custodian shall release the Pledged Shares solely in accordance with Section 9.2 below.

                  7.3 Upon delivery of all Pledged Shares by Custodian in accordance with the terms hereof, this Agreement shall terminate and be of no further force or effect.

         8.       EVENTS OF DEFAULT.

                  Any Event of Default under the Note shall be deemed an Event of Default hereunder.

         9.       PLEDGEES' REMEDIES UPON DEFAULT.

                  9.1 At any time after the occurrence of an Event of Default, any Pledgee may, at its option, deliver a certificate to the Custodian and Pledgor specifying the nature of the Event of Default. If, within ten business days (10) after its receipt of such certificate, the Custodian shall not have received written notice from Pledgor that it disputes the occurrence of such Event of Default then the Custodian shall release to such Pledgee(s) a certificate or certificates representing a percentage of the Pledged Shares equal to the ratio of the original principal amount of such Pledgee's Note to the aggregate original principal amount of all the Notes (with respect to any Pledgee, the "Pro Rata Shares"). In the event that Pledgor does deliver a timely notice to the Custodian that it disputes such determination, then Custodian shall release the Pledged Shares solely in accordance with Section 9.2 below.

                  9.2 In the event any dispute arises between Pledgor and any Pledgee, Custodian shall release such Pledgee's Pro Rata Shares solely (i) upon its receipt of the joint written instructions of the applicable Pledgee(s) and Pledgor (which may be executed and/or transmitted in counterparts) or (ii) in accordance with a final judgment or final court order from a court of competent jurisdiction directing disposition of the applicable Pledged Shares (a "Court Order"). A judgment or order under any provision of this Agreement shall not be deemed to be final until the time within which an appeal may be taken therefrom has expired and no appeal has been taken, or until the entry of a judgment or order from which no appeal may be taken. Custodian shall be entitled to receive and may conclusively rely on an opinion of counsel to the presenting party to the effect that a Court Order as referred to in this Section is final and nonappealable and from a court of competent jurisdiction.

         10.      CUSTODIAN

                  10.1 Custodian undertakes to perform only such duties as are expressly set forth herein.

                  10.2 Custodian may rely and shall be protected in acting or refraining from acting upon any notice, instruction or request furnished to it in writing hereunder and reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties.

                  10.3 Custodian shall not be liable for any action taken by it in good faith without gross negligence, and may consult with counsel of its own choice and shall have full and complete authorization and protection for any reasonable action taken or suffered by it hereunder in good faith and in accordance with the written opinion of such counsel.

                  10.4 Custodian may resign and be discharged from its duties or obligations hereunder by giving notice in writing of such resignation specifying a date (not less than thirty (30) days after the giving of such notice) when such resignation shall take effect, and by transferring all funds then held by it pursuant to this Agreement to the successor custodian. Promptly after such notice, Pledgor and Pledgees shall by mutual agreement appoint a successor custodian, such custodian to hold the Pledged Shares upon the resignation date specified in such notice. If a successor custodian is not appointed within thirty (30) days, Custodian shall have the right to petition any court of competent jurisdiction for the appointment of a successor custodian. Pledgor and

Pledgees may by mutual agreement at any time substitute a new custodian by giving fifteen (15) days' notice thereof to the Custodian then acting. Custodian shall continue to serve until its successor accepts the responsibility of Custodian and receives delivery of the Pledged Shares.

                  10.5 Pledgor and Pledgees agree, jointly and severally, to indemnify Custodian for, and to hold it harmless against, any loss, liability or expense incurred by it, arising out of or in connection with its entering into this Agreement and carrying out its duties hereunder, including the costs and expenses of defending itself against any claim of liability in the premises, other than as incurred by reason of its willful or reckless misconduct or bad faith. The provisions of this section shall survive the resignation or removal of Custodian and the termination of this Agreement.

                  10.6 Custodian's duties hereunder may be altered, amended, modified or revoked only by a writing signed by Pledgor, Pledgees and Custodians.

                  10.7 Custodian is hereby expressly authorized to disregard any and all warnings given by any of the parties hereto or by any other person or corporation, excepting only orders or process of courts of law and is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court. In case Custodian obeys or complies with any such order, judgment or decree, Custodian shall not be liable to any of the parties hereto or to any other person, firm or corporation by reason of such decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

                  10.8 CUSTODIAN HAS ACTED AS LEGAL COUNSEL FOR PLEDGEES, AND MAY CONTINUE TO ACT AS LEGAL COUNSEL FOR PLEDGEES, FROM TIME TO TIME, NOTWITHSTANDING ITS DUTIES AS CUSTODIAN HEREUNDER. PLEDGOR CONSENTS TO CUSTODIAN ACTING IN SUCH CAPACITY AS LEGAL COUNSEL FOR PLEDGEES AND WAIVES ANY CLAIM THAT SUCH REPRESENTATION REPRESENTS A CONFLICT OF INTEREST ON THE PART OF CUSTODIAN. PLEDGOR UNDERSTANDS THAT PLEDGEES AND CUSTODIAN ARE RELYING EXPLICITLY ON THE FOREGOING PROVISION IN ENTERING INTO THIS AGREEMENT. NOTWITHSTANDING THE FOREGOING, CUSTODIAN SHALL NOT REPRESENT PLEDGEES IN ANY PROCEEDING RESULTING FROM CUSTODIAN DELIVERY OF THE PLEDGED SECURITIES INTO COURT AS CONTEMPLATED IN
SECTION 9.2 HEREOF.

                  10.9 Pledgees shall pay the fees and costs of the Custodian under this Agreement.

         11.      NOTICES.

         Notices, requests, instructions or other documents to be in given under this Agreement shall be in writing and shall be deemed given and received, (i) when sent if sent by facsimile, provided that the fax is promptly confirmed by telephone confirmation thereof, (ii) when delivered, if delivered personally to the intended recipient, and (iii) one business day later, if sent by overnight delivery via a national courier service, and in each case, addressed to a party at the following address for such party:

                    if to Pledgor:

                             Advanced Communications Technologies, Inc.
                             420 Lexington Avenue, Suite 2739
                             New York, NY  10170
                             Attention:  Wayne Danson, Chief Executive Officer
                             Facsimile:  646.227.1666

                    With a copy to:

                             Eckert Seamans Cherin & Mellott, LLC
                             1515 Market Street - 9th Floor
                             Philadelphia, PA  19102
                             Attention:  Gary A. Miller, Esquire
                             Facsimile:  215.851.8383

                    if to any Pledgee:

                             to the address set forth below such Pledgee's name on the signature pages hereto with copies to:

                             Quarles & Brady Streich Lang LLP
                             Renaissance One
                             Two N. Central Avenue
                             Phoenix, Arizona  85004-2391
                             Attention:  Christian J. Hoffmann, III, Esquire
                             Fax:  602-420-5008

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

         12.      MISCELLANEOUS.

                  12.1 No course of dealing between Pledgor and Pledgees, nor any failure or delay in exercising any right, power or privilege hereunder shall operate as a waiver of such right, power or privileges.

                  12.2 THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, AND THE PARTIES AGREE AND CONSENT TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL AND STATE COURTS LOCATED IN NEW YORK COUNTY, NEW YORK IN ANY ACTION OR PROCEEDING HEREUNDER, AND TO SERVICE OF PROCESS BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED (WHICH SHALL CONSTITUTE "PERSONAL SERVICE"). THE PARTIES HERETO HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

                  12.3 This Agreement shall inure to the benefit of the successors and assigns of each Pledgee. This Agreement shall be binding upon each of the successors and assigns of Pledgor.

                  12.4 This Agreement contains or refers to the entire agreement of the parties with respect to its subject matter, and supersedes any prior arrangements or understandings between the parties with respect thereto. Any waiver, modification, discharge or termination of this Agreement must be in writing and signed by the parties necessary to the enforcement thereof.

                  IN WITNESS WHEREOF, and intending to be legally bound by this Agreement, each of the parties hereto has caused this Agreement to be executed and delivered as of December ___, 2005.
                                    PLEDGOR:

ATTEST:                               ADVANCED COMMUNICATIONS TECHNOLOGIES, INC.


                                      By:
-----------------------------------      ---------------------------------------
                                                 (Authorized Signature)

                                      Name:
                                           -------------------------------------
                                                   (Printed or Typed)
                                      Title:
                                            ------------------------------------
                                      Date:
                                           -------------------------------------


State of _____________________   :
                                  ss
County of ___________________    :

                  On this _____ day of ______________2005, before me the
subscriber, a Notary Public in and for the State and County aforesaid personally appeared ___________________________, known or satisfactory identified to me, who acknowledged that he/she was the ______________[title of office] of Advanced Communications Technologies, Inc. and had executed the foregoing instrument in such capacity in the name of and on behalf of such corporation for/ the purposes stated therein.

                  Witness my hand and seal the day and year aforesaid. [Notarial Seal]



                                                                   Notary Public


                        SIGNATURES CONTINUE ON NEXT PAGE

                                    PLEDGEES:

ATTEST:

-----------------------------    -----------------------------------------------
                                 Theodore S. Li


                                 Address:




                                 -----------------------------------------------
                                 Hui Cynthia Lee


                                 Address:

State of _____________________   :
                                   ss
County of ___________________    :


                  On this _____ day of ____________2005, before me the subscriber, a Notary Public in and for the State and County aforesaid personally appeared THEODORE S. LI known or satisfactory identified to me, who acknowledged that he had executed the foregoing instrument for the purposes stated therein.

                  Witness my hand and seal the day and year aforesaid.

[Notarial Seal]
                                             -----------------------------------
                                             Notary Public

State of _____________________   :
                                     ss
County of ___________________    :

                  On this _____ day of ____________2005, before me the subscriber, a Notary Public in and for the State and County aforesaid personally appeared HUI CYNTHIA LEE known or satisfactory identified to me, who acknowledged that she had executed the foregoing instrument for the purposes stated therein.

                  Witness my hand and seal the day and year aforesaid.

[Notarial Seal]

                                             -----------------------------------
                                             Notary Public

                             IRREVOCABLE STOCK POWER


    FOR VALUE RECEIVED, ADVANCED COMMUNICATIONS TECHNOLOGIES, INC. does hereby sell, assign and transfer to __________ , ______________________________________
shares of the common stock of PACIFIC MAGTRON INTERNATIONAL CORP., a ___________ corporation, represented by Certificate(s) No(s) _________________ inclusive, standing in the name of ADVANCED COMMUNICATIONS TECHNOLOGIES, INC. on the books of PACIFIC MAGTRON INTERNATIONAL CORP. ADVANCED COMMUNICATIONS TECHNOLOGIES, INC. does hereby irrevocably constitute and appoint _______________________ attorney to transfer the said stock or bond(s) as the case may be, on the books of PACIFIC MAGTRON INTERNATIONAL CORP., with full power of substitution in the premises.

                                           ADVANCED COMMUNICATIONS
                                              TECHNOLOGIES, INC.


                                           By:                            (SEAL)
                                              ----------------------------------

                                           Dated:                         , 2005
                                                 -------------------------


Witness:


                                   (SEAL)
-----------------------------------

SIGNATURE GUARANTEED BY:


-----------------------------------
[Signature must be guaranteed by a
National Bank or Member of the
National Association of Securities
Dealers, Inc.]

                                   EXHIBIT E

                              EMPLOYMENT AGREEMENT



         EMPLOYMENT AGREEMENT (this "Agreement"), dated as of this ___ day of January 2005 ("Effective Date"), by and among Pacific Magtron International Corp., a Nevada corporation ("PMIC"), Encompass Group Affiliates, Inc., a Delaware corporation ("Encompass"), Advanced Communication Technologies, Inc., a Florida corporation ("ACT"), and Theodore S. Li, an individual whose address is ________________________________ ("Executive"). For purposes hereof, the terms
PMIC, Encompass and ACT shall include each of their respective subsidiaries and PMIC, Encompass and ACT shall be referred to collectively herein as the "Company."

                                   WITNESSETH

         WHEREAS, Executive presently serves as a Director and as President, Chief Executive Officer, Chief Financial Officer and Treasurer of PMIC;

         WHEREAS, ACT, Executive and certain other shareholders of PMIC have entered into a Stock Purchase Agreement, pursuant to which ACT will purchase all of the shares of common stock of PMIC owned by Executive and each such other shareholder (the "Stock Purchase"); and

         WHEREAS, it is a condition to the Stock Purchase that Executive enter into this Agreement with the Company effective as of the Effective Date.

         NOW, THEREFORE, in consideration of the mutual covenants and promises herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. EMPLOYMENT. PMIC hereby employs Executive, and Executive hereby accepts employment with PMIC, as Chief Financial Officer and Chief Operating Officer, or such other senior executive position as may be determined by the Board of Directors of PMIC (the "Board") from time to time during the Employment Period (as defined below). For purposes of this Agreement, "senior executive position" shall mean a position of Vice President or a more senior position. In addition to his duties set forth in this Section 1 and Section 3 below, Executive shall at the request of the PMIC CEO (as defined below) or the Board serve as an officer or director of PMIC or any subsidiary of PMIC, without additional compensation and subject to any policy of the Compensation Committee of the Board (the "PMIC Compensation Committee") with regard to directors' fees.

2. TERM; RENEWAL. The term of this Agreement shall commence on the Effective Date and expire on the third anniversary thereof (the "Employment Period"), unless earlier terminated in accordance with its terms; provided, however, that the Employment Period may, by written agreement between the parties hereto, be extended for an additional one-year period.

3.  EMPLOYMENT AND DUTIES.

    3.1   Duties and Responsibilities.

          (a) Executive's area of responsibility during the Employment Period shall be that of Chief Financial Officer and Chief Operating Officer of PMIC. Executive shall directly report to the Chief Executive Officer of PMIC (the "PMIC CEO"), or such other senior executive officer of Encompass or ACT, as determined from time to time by the Company. The services to be rendered by Executive pursuant to this Agreement shall consist of such services as defined and directed by the Board or the PMIC CEO.

          (b) During the Employment Period, Executive shall serve the Company faithfully and to the best of his ability; shall devote his entire working time, attention, energy and skill to his employment and the benefit and business of the Company; and shall use his best efforts, skills and ability to promote the Company's interests and to perform such duties as from time to time may be reasonably assigned to him and are consistent with his titles and positions with the Company.

          (c) During the Employment Period, in addition to any other duties or responsibilities the Company may give to Executive consistent with Section 1, Executive shall, subject to Section 3.2 herein, be required to sign, and shall sign, all certifications and such other documents or instruments requested by the Board, the Chief Executive Officer of ACT, or the PMIC CEO in connection with PMIC's and/or ACT's obligations under or to (i) the Securities and Exchange Commission, (ii) any exchange or association on which the Company's shares of capital stock are listed, (iii) any federal, state or local authority, and/or
(iv) any other governmental, quasi-governmental or non-governmental entity or organization (foreign or domestic) that regulates or has authority over PMIC and/or ACT. In addition, in the event Executive, in his current position or in any position Executive accepts in the future, becomes obligated to sign certifications and such other documents or instruments as may be required by the rules and regulations promulgated by any of (i) through (iv) above, Executive shall, subject to Section 3.2 herein, sign all such certifications and other documents or instruments as required thereby.

    3.2 Observance of Rules and Regulations. Executive agrees to observe and comply with all applicable laws and regulations, as well as the rules and regulations of the Company with respect to the performance of his duties.

4.  COMPENSATION; BENEFITS AND EXPENSES.

    4.1 Base Salary. As compensation for the services to be rendered hereunder, during the Employment Period, the Company shall pay to Executive a minimum annual base salary (the "Base Salary") of $120,000.00. The Base Salary shall be payable in accordance with usual payroll practices of the Company. Executive's Base Salary shall be reviewed annually by the PMIC Compensation Committee during the Employment Period and may be increased, but not decreased, from time to time by the PMIC Compensation Committee in its sole discretion.

    4.2   Bonus.

          (a) Within thirty (30) days after the Effective Date, Executive shall receive a signing bonus in the amount of $225,000.

          (b) Immediately following each fiscal year, the Company shall set aside for the payment of PMIC executive bonuses, an amount equal to ten percent (10%) of net income of PMIC during such fiscal year (the "PMIC Bonus Pool"). For each fiscal year or portion thereof after the Effective Date and during the Employment Period, the Company shall pay to Executive an annual performance bonus, in cash, equal to a portion of the PMIC Bonus Pool, as determined by the PMIC Compensation Committee, in its sole discretion (the "PMIC Performance Bonus").

For purposes hereof, "net income" shall mean, with respect to PMIC, for any fiscal year, the net income (loss) of PMIC for such fiscal year, determined in accordance with generally accepted accounting principles, consistently applied; provided, however, that there shall be excluded from net income (a) the net income (loss) of any person in which PMIC has a joint interest with a third party, except to the extent such net income is actually paid to PMIC by dividend or other distribution during such fiscal year, (b) the net income (or loss) of any person accrued prior to the date it becomes a subsidiary of PMIC or is merged into or becomes consolidated with PMIC or its assets are purchased by PMIC, and (c) the net income (if positive) of any subsidiary of PMIC to the extent that the declaration or payment of dividends or similar distributions of such net income by such subsidiary (i) is not at that time permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order statute, rule or governmental regulation or (ii) would be subject to any taxes payable on such dividends or distributions.

          (c) In addition to the PMIC Performance Bonus, Executive may receive, and ACT may grant to Executive, restricted shares of common stock of ACT, with a vesting schedule and other terms established by the Compensation Committee of the Board of Directors of ACT (the "ACT Compensation Committee"), in its sole discretion (the "Incentive Bonus").

          (d) Executive acknowledges that the amount of the PMIC Performance Bonus and the amount of the Incentive Bonus shall at all times be determined by the PMIC Compensation Committee and the ACT Compensation Committee, respectively, in their respective sole discretion. The Company shall pay each of the Performance Bonus and the Incentive Bonus to Executive within thirty (30) days after the Company's audited results for the applicable fiscal year are delivered to the Company.

    4.3   Earn-Out.

          (a) Earn-Out Shares. In the event Pacific Magtron, Inc. ("PMI"), Pacific Magtron (GA), Inc. ("PMI-GA"), and LiveWarehouse, Inc. ("LW") achieve the Milestones (as defined in Section 4.3(b) below) for any year during the three (3) year period commencing January 1, 2005 and expiring December 31, 2007, Executive shall have the right to receive on March 31 of the immediately following calendar year, the applicable ratable portion of 66,666,666 shares of restricted common stock of ACT (priced at $.01 per share, or $666,666 in the aggregate), to be earned at the end of each such year at the rate of 25% for each of the first and second years and 50% for the third year (the "Shares"); provided, that in the event the Milestones are not achieved in any year, except as provided below, such ratable portion of Shares shall be forfeited entirely, without any ability to re-earn such Shares in a future year; provided further, that in the event Executive's employment with the Company is terminated for "cause" by the Company (as contemplated by Section 6.1 of this Agreement) prior to the expiration of the initial Employment Period, all of the Shares earned or to be earned by Executive shall be forfeited. In the event that Executive's employment with the Company is terminated prior to the expiration of the initial Employment Period for any reason other than "cause," Executive shall be permitted to receive the Shares earned by him prior to such termination, but shall in no event be entitled to receive Shares to be earned after the Termination Date (as defined in Section 6.1 below). Notwithstanding the foregoing, the number of Shares and the price per Share shall be adjusted accordingly for stock splits, reverse stock splits and other recapitalizations effected by ACT, so that Executive retains the right, after accounting for such adjustment, to receive the same percentage of ACT's outstanding shares of Common Stock as Executive would have had the right to receive had such adjustment not been so effected.

Upon earning the Shares at the end of each year, if applicable, the Shares will be placed in escrow with a mutually agreeable escrow agent to be held and released in accordance with the terms of an escrow agreement in substantially the form of Exhibit "A" hereto; provided, however, that in the event that the employment of Executive is terminated by the Company prior to the expiration of the initial Employment Period without cause (as contemplated by Section 6.2 of this Agreement), Executive terminates this Agreement for Good Reason (as contemplated by Section 6.3 of this Agreement), or this Agreement is terminated due to Executive's death or Disability (as defined below), Executive shall receive any Shares earned by him no later than the later of (a) the immediately following March 31 or (b) thirty (30) days after the Termination Date. Upon release from escrow, the Shares will include piggyback registration rights, subject to customary underwriters' cutbacks.

Upon receipt of the Shares, Executive will acquire the Shares for his own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act of 1933, as amended. Executive is an "accredited investor," as such term is defined in Rule 501(a) promulgated pursuant to the Securities Act of 1933, as amended. Executive acknowledges that Executive has had the opportunity to ask questions of and receive answers from, or obtain additional information from, the executive officers of the Company concerning the financial and other affairs of the Company, and to the extent deemed necessary in light of such personal knowledge of the Company's affairs, Executive has asked such questions and received answers to the full satisfaction of Executive. Executive understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Shares or the fairness of suitability of the investment in the Shares nor have such authorities passed upon or endorsed the merits of the offering of the Shares.

Notwithstanding the foregoing, in the event that the Milestones are not achieved in a given year, the Board of Directors of ACT shall have the right, in its sole and absolute discretion, to grant to Executive all or a portion of the Shares that could have been earned by Executive during such year.

          (b) Milestones. Revenue and EBITDA (earnings before interest, taxes, depreciation and amortization) herein shall be defined according to generally accepted accounting principles and no allocation from PMIC, ACT or Encompass overhead shall be included in the calculation of EBITDA. The Milestones for the combined Revenues and EBITDA of PMI, PMI-GA and LW are:

                Calendar Year End         Revenues      EBITDA
                -----------------         --------      ------
                December 31, 2005         $70,000,000   $490,000
                December 31, 2006         $82,000,000   $738,000
                December 31, 2007         $95,000,000   $950,000

         Notwithstanding anything contained herein to the contrary, the determination of the Milestones shall be based on unaudited pro forma financial statements of PMI, PMI-GA and LW, prepared by the management of PMIC and approved by Executive, the Chief Executive Officer of ACT and the ACT Compensation Committee.

    4.4 Other Benefits. Executive shall also be eligible to participate in any life and health insurance programs and any incentive, savings and retirement plans that the Company makes available to all of its executives of similar seniority. Executive shall also be eligible to receive discretionary performance based bonuses as approved and authorized by the ACT Compensation Committee, including any incentive stock programs approved by ACT's shareholders.

    4.5 Business Expenses. Executive will be reimbursed, in accordance with the Company's expense reimbursement policy, for business expenses that have been pre-approved by the Board or the PMIC CEO upon presentation of vouchers or other documents reasonably necessary to verify the expenditures and sufficient, in form and substance, to satisfy Internal Revenue Service requirements for such expenses.

    4.6 Vacation. Executive shall be entitled to take up to four (4) weeks of vacation per calendar year, which shall be taken in accordance with the Company's vacation policy in effect from time to time for executives of comparable seniority.

5.  NO COMPETITIVE ACTIVITIES; CONFIDENTIALITY; INVENTION

    5.1 General Restriction. During the Employment Period and for a period of two (2) years thereafter (the "Restricted Period"), Executive covenants and agrees that, except on behalf of the Company, he will not, directly or indirectly:

          (a) Competing Business. Own, manage, operate, control, participate in the ownership, management, operation or control of, be employed by, or provide services as a consultant to, any individual or business that is involved in business activities that are the same as, similar to or in competition with, directly or indirectly, any business activities conducted, or actively being planned, by Encompass and/or PMIC during the Restricted Period and anywhere in the United States and Canada (it being acknowledged that Encompass' and/or PMIC's businesses are international in scope). The ownership of less than one percent (1%) of the outstanding stock of any public corporation shall not be deemed a violation of this provision.

          (b) Soliciting Customers. Attempt in any manner to contact or solicit any individual, firm, corporation or other entity (i) that is or has been, a customer of Encompass and/or PMIC at any time during the Restricted Period, (ii) to which a proposal has been made by Encompass and/or PMIC during the Restricted Period or (iii) appearing Encompass' and/or PMIC's new business target list on the date of Executive's termination (as such list has been prepared and maintained in accordance with Encompass' and/or PMIC's past practice), for the purpose of providing services or products similar to the services and products provided by Encompass and/or PMIC, or engaging in any activity which could be, directly or indirectly, competitive with the business of Encompass and/or PMIC.

          (c) Interfering with Other Relations. Persuade or attempt to persuade any supplier, vendor, licensor or other entity or individual doing business with Encompass and/or PMIC to discontinue or reduce its business with Encompass and/or PMIC or otherwise interfere in any way with the business relationships and activities of Encompass and/or PMIC.

          (d) Employees. Attempt in any manner to solicit any individual, who is at the time of such attempted solicitation, or was at any time during the one
(1) year period preceding the termination of Executive's employment, an employee or consultant of Encompass and/or PMIC, to terminate his or her employment or relationship with Encompass and/or PMIC, or engage such individual, as an employee or consultant. Cooperate with any other person in persuading, enticing or aiding, or attempting to persuade, entice or aid, any employee of or consultant to Encompass and/or PMIC to terminate his or her employment or business relationship with Encompass and/or PMIC, or to become employed as an employee or retained as a consultant by any person other than Encompass and/or PMIC.

In the event of a voluntary or involuntary filing under Chapter 7 of the United States Bankruptcy Code by PMIC and Encompass that is not dismissed within ninety
(90) days, Executive shall no longer be bound by the restrictions contained in this Section 5.1.

    5.2 Confidentiality Agreement. Executive shall not, either during the Employment Period or at any time thereafter, use or disclose to any third person any Confidential Information (as defined below) of the Company, other than at the direction of the Company, or pursuant to a court order or subpoena, provided that Executive will give notice of such court order or subpoena to the Company prior to such disclosure. Upon the termination of Executive's employment with the Company for any reason, Executive shall return any notes, records, charts, formulae or other materials (whether in hard copy or computer readable form) containing Confidential Information (as defined below), and will not make or retain any copies of such materials. Without limiting the generality of the foregoing, the parties acknowledge that the Company from time to time may be subject to agreements with its customers, suppliers or licensors to maintain the confidence of such other persons' confidential information. The terms of such agreements may require that the Company's employees, including Executive, be bound by such agreements, and Executive shall be deemed so bound upon notice to him of the terms of such agreements. The term "Confidential Information" as used herein shall mean any confidential or proprietary information of the Company whether of a technical, engineering, operational, financial or economic nature, including, without limitation, all prices, discounts, terms and conditions of sale, trade secrets, know-how, customers, inventions, business affairs or practices, systems, products, product specifications, designs, plans, manufacturing and other processes, data, ideas, details and other information of the Company. Confidential Information shall not include information which can be proven by Executive to have been developed by his own work as of the Effective Date completely independent of its disclosure by the Company or which is in the public domain, provided such information did not become available to the general public as a result of Executive's breach of this Section 5.2.

    5.3 Disclosure of Innovations. Executive shall make prompt and full written disclosure to the Company and solely the Company of all writings, inventions, processes, methods, plans, developments, improvements, procedures, techniques and other innovations of any kind that Executive may make, develop or reduce to practice, alone or jointly with others, at any time during the Employment Period, whether during working hours or at any other time and whether at the request or upon the suggestion of the Company or otherwise, and whether or not they are eligible for patent, copyright, trademark, trade secret or other legal protection (collectively, "Innovations"). Examples of Innovations shall include, but are not limited to, discoveries, research, formulas, tools, know-how, marketing plans, new product plans, production processes, advertising, packaging and marketing techniques and improvements to computer hardware or software. The written disclosures provided for herein shall be made to the PMIC CEO or the Board.

    5.4 Assignment of Ownership of Innovations. All Innovations shall be the sole and exclusive property of the Company. Executive hereby assigns all rights, title or interest in and to the Innovations to the Company. At the Company's request and expense, during the Employment Period and at any time thereafter, Executive will assist and cooperate with the Company in all respects and will execute documents and give testimony to obtain, maintain, perfect and enforce for the Company any and all patent, copyright, trademark, trade secret and other legal protections for the Innovations.

    5.5 Remedies. Executive acknowledges that the restrictions contained in the foregoing Sections 5.1 through 5.4, in view of the nature of the business in which the Company is engaged, are reasonable and necessary in order to protect the legitimate interests of the Company, and that the legal remedies for a breach of any of the provisions of this Section 5 will be inadequate and that such provisions may be enforced by restraining order, injunction, specific performance or other equitable relief. Such equitable remedies shall be cumulative and in addition to any other remedies which the injured party or parties may have under applicable law, equity, this Agreement or otherwise. Executive shall not, in any action or proceeding to enforce any of the provisions of this Section 5, assert the claim or defense that an adequate remedy at law exists. The prevailing party shall be entitled to recover its legal fees and expenses in any action or proceeding for breach of this Section 5.

    5.6 Company Property. All Confidential Information; all Innovations; and all correspondence, files, documents, advertising, sales, manufacturers' and other materials or articles or other information of any kind, in any media, form or format furnished to Executive by the Company, which may not deemed confidential, shall be and remain the sole property of the Company ("Company

Property"). Upon termination of Executive's employment or at the Company's request, whichever is earlier, Executive shall immediately deliver to the Company all such Company Property.

    5.7 Public Policy/Severability. The parties do not wish to impose any undue or unnecessary hardship upon Executive following his departure from employment with PMIC and/or Encompass, as the case may be. The parties have attempted to limit the provisions of this Section 5 to achieve such a result, and the parties expressly intend that all provisions of this Section 5 be construed to achieve such result. If, contrary to the effort and intent of the parties, any covenant or other obligation contained in this Section 5 shall be found not to be reasonably necessary for the protection of the Company, to be unreasonable as to duration, scope or nature of restrictions, or to impose an undue hardship on Executive, then it is the desire of the parties that such covenant or obligation not be rendered invalid thereby, but rather that the duration, scope or nature of the restrictions be deemed reduced or modified, with retroactive effect, to render such covenant or obligation reasonable, valid and enforceable. The parties further agree that in the event a court, despite the efforts and intent of the parties, declares any portion of the covenants or obligations in this Section 5 invalid, the remaining provisions of this Section 5 shall nonetheless remain valid and enforceable.

6.  TERMINATION.

    6.1 Termination For Cause. Notwithstanding anything to the contrary contained herein, this Agreement may be terminated immediately for "cause," at which time the Company shall have no further obligations or liabilities to Executive whether under this Agreement or otherwise and Executive's right to further compensation and benefits hereunder (including, but not limited to, unearned Shares) shall immediately cease, other than payment to Executive of Base Salary accrued, and reimbursement of expenses incurred in accordance with
Section 4.5, prior to the effective date of termination of this Agreement (the "Termination Date"). As used herein and throughout this Agreement, the term "cause" shall mean (i) any act or omission by Executive that constitutes malfeasance or misfeasance in the course of Executive's duties hereunder, or in the objectively reasonable judgment of the Chief Executive Officer of ACT, the Board of Directors of ACT, the Board or the PMIC CEO, Executive has been grossly negligent (including habitual neglect of duties), or insubordinate in carrying out his duties hereunder, (ii) a material breach of this Agreement by Executive that is not cured within twenty (20) days of receipt of written notice thereof,
(iii) Executive's breach of a fiduciary duty owed to the Company or its affiliates, or (iv) Executive's conviction of, or pleading nolo contendere to, a criminal offense or crime constituting a misdemeanor or felony, or conviction in respect to any act involving fraud, dishonesty or moral turpitude (other than minor traffic infractions or similar minor offenses).

    6.2   Termination without Cause.

          (a) Without Cause. This Agreement may be terminated by the Company without cause and for any reason or no reason prior to the expiration of the Employment Period upon thirty (30) days' prior written notice from the Company to the Executive.

          (b) Severance. In the event that the Company terminates Executive's employment without cause, the Company shall pay to Executive (i) Base Salary accrued, Shares earned in accordance with Section 4.3, and expenses incurred in accordance with Section 4.5, prior to the Termination Date, (ii) any unpaid bonus owed to Executive for a prior fiscal year, (iii) other benefits earned by Executive in accordance with Section 4.4 ((i), (ii) and (iii), collectively, the "Accrued Payments"), which Accrued Payments shall be paid to Executive in accordance with Section 4.1, Section 4.2, Section 4.3 and Section 4.5, as applicable, (iv) any accrued vacation under Section 4.6, and (v) an additional amount of Base Salary which would have been payable to Executive during the six
(6) month period immediately following the Termination Date (the "Severance Payment"), which Severance Payment shall be payable in cash to Executive in equal monthly installments on the first business day of each calendar month during the six (6) month period immediately following the Termination Date. Except as provided in the preceding sentence, the Company shall have no further obligations or liabilities to Executive whether under this Agreement or otherwise and Executive's right to further compensation and benefits hereunder (including, but not limited to, unearned Shares) shall immediately cease.

    6.3   Termination for Good Reason.

          (a) Good Reason. Executive may terminate this Agreement for Good Reason at any time within ninety (90) days after the Executive first has actual knowledge of the occurrence of such Good Reason. For purposes of this Agreement, the term "Good Reason" shall mean any of the following: (i) the assignment to Executive of any duties that are not consistent with the duties set forth in Sections 1 and 3 of this Agreement or any other action by the Company that results in a material diminution in any of the Executive's positions with the Company or in the Executive's authority, duties or responsibilities and to which Executive has not consented (excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company within ten (10) days after receipt of notice thereof given by Executive); (ii) any failure by the Company to comply with any of the provisions of Section 4 of this Agreement provided such failure is for an amount in excess of $10,000 and not cured within five (5) days after receipt of notice thereof given by Executive or is an isolated, insubstantial and inadvertent failure which is not remedied by the Company within ten (10) days after receipt of notice thereof given by the Executive; (iii) the Company's requiring Executive, without Executive's consent and full agreement, to be based at any office other than at PMIC's headquarters located in Milpitas, California; and
(iv) any failure by the Company to require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of Encompass, ACT or PMIC to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.

          (b) Severance. In the event that Executive terminates this Agreement for Good Reason, the Company shall pay to Executive the Severance Payment in accordance with Section 6.2(b) of this Agreement. Except as provided in the preceding sentence, the Company shall have no further obligations or liabilities to Executive whether under this Agreement or otherwise and Executive's right to further compensation and benefits hereunder (including, but not limited to, unearned Shares) shall immediately cease.

    6.4 Termination of Other Positions. Upon the Termination Date, Executive hereby resigns as Chief Financial Officer and Chief Operating Officer of PMIC and from any and all other positions as officer and/or director Executive may then hold with the Company, and as fiduciary of any benefit plan of the Company. Executive shall promptly execute any further reasonable documentation as requested by the Company and, if Executive is to receive any payments from the Company, execution of such further documentation shall be a condition thereof.

7.  DISABILITY OR DEATH.

    7.1 Disability. If, during the Employment Period, Executive becomes disabled or incapacitated as determined under the Company's Long Term Disability Policy ("Permanently Disabled"), the Company shall have the right at any time thereafter (but in no event less than 120 days after the event causing such disability or incapacity), so long as Executive is then still Permanently Disabled, to terminate this Agreement upon thirty (30) days' prior written notice to Executive. In the event the Company does not have a Long Term Disability Policy at the time of the event causing the Executive to become Permanently Disabled, "Permanently Disabled" shall mean Executive's inability to fully perform his duties and responsibilities hereunder to the full extent required by the Company by reason of illness, injury or incapacity for 120 consecutive days or for more than six (6) months during any twelve (12) month period. If the Company elects to terminate this Agreement in the event that Executive becomes Permanently Disabled, the Company shall have no further obligations or liabilities to Executive, whether under this Agreement or otherwise (including, but not limited to, unearned Shares), other than payment to Executive of the Accrued Payments, which Accrued Payments shall be paid to Executive in accordance with Section 4.1, Section 4.2, Section 4.4 and Section 4.5, as applicable.

    7.2 Death. If Executive dies during the Employment Period, this Agreement shall automatically terminate as of the date of Executive's death, and the Company shall have no further obligations or liabilities to Executive, whether under this Agreement or otherwise (including, but not limited to, unearned Shares), other than payment to Executive's estate of the Accrued Payments, which Accrued Payments shall be paid to Executive in accordance with Section 4.1,
Section 4.2, Section 4.3 and Section 4.5, as applicable.

8. DISPUTE RESOLUTION. If there shall be any dispute between the Company and Executive (i) in the event of any termination of Executive's employment by the Company, or (ii) otherwise arising out of this Agreement, such dispute shall be resolved in accordance with the dispute resolution procedures set forth in Exhibit B attached to this Agreement, the provisions of which are incorporated as a part of this Agreement, and the parties of this Agreement agree that such dispute resolution procedures will be the exclusive method for resolution of disputes under this Agreement; provided, however, that (a) the Company or Executive may seek preliminary judicial relief if, in such party's judgment, such action is necessary to avoid irreparable injury during the pendency of such procedures, and (b) nothing in Exhibit B will prevent either party from exercising the rights of termination set forth in this Agreement. IT IS EXPRESSLY UNDERSTOOD THAT BY SIGNING THIS AGREEMENT, WHICH INCORPORATES BINDING ARBITRATION, THE COMPANY AND EXECUTIVE AGREE TO WAIVE COURT OR JURY TRIAL

9. INDEMNIFICATION. Each of the Company and Executive shall indemnify the other for any losses, damages, liabilities, judgments, claims, costs, penalties and expenses incurred by such other party (including, without limitation, costs and reasonable attorneys' fees and costs), resulting from the indemnifying party's failure to perform any of their respective obligations contained in this Agreement.

10. GOVERNING LAW. This Agreement shall be governed by the internal laws of the State of Delaware, without regard to its or any other jurisdiction's conflict of laws principles. Any action to enforce any term hereof shall be brought exclusively within the state or federal courts of Delaware to which jurisdiction and venue all parties hereby submit themselves.

11. BINDING EFFECT. Except as otherwise herein expressly provided, this Agreement shall be binding upon, and shall inure to the benefit of the parties hereto, their respective heirs, legal representatives, successors and assigns.

12. ASSIGNMENT. Any assignee of the Company shall have the right to enforce the restrictive covenants set forth in this Agreement, and the Company shall have the right to assign this Agreement, including the right to enforce such covenants to any successor or assign of the Company. Executive shall not assign this Agreement or his rights and obligations hereunder.

13. NOTICES. All notices, designations, consents, offers, acceptances, waivers or any other communication provided for herein, or required hereunder, shall be sufficient if in writing and if sent by registered or certified mail, return receipt requested, overnight courier, or delivered by hand or confirmed facsimile transmission to (i) Executive at his last known address on the books of the Company or (ii) the Company at its principal place of business.

14. ADDITIONAL DOCUMENTS. Each of the parties hereto agrees to execute and deliver, without cost or expense to any other party, any and all such further instruments or documents and to take any and all such further action reasonably requested by such other of the parties hereto as may be necessary or convenient in order to effectuate this Agreement and the intents and purposes thereof.

15. COUNTERPARTS. This Agreement may be executed simultaneously in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and such counterparts may be delivered by facsimile transmission, which facsimile copies shall be deemed originals.

16. ENTIRE AGREEMENT. This Agreement contains the sole and entire agreement and understanding of the parties and supersedes any and all prior agreements, discussions, negotiations, commitments and understandings among the parties hereto with respect to the subject matter hereof, including, without limitation, that certain expired Letter of Intent, dated May 18, 2004, by and among Executive, the Company and the other parties named therein. There are no representations, agreements, arrangements or understandings, oral or written, between or among the parties concerning the subject matter hereto, which are not fully expressed herein or in any supplemental written agreements of even or subsequent date hereof.

17. SEVERABILITY. If any provision of this Agreement, or the application thereof to any person or circumstances, shall, for any reason and to any extent, be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby, but rather shall be enforced to the greatest extent permitted by law.

18. MODIFICATION. This Agreement cannot be changed, modified or discharged orally, but only if consented to in writing by both parties.

19. CONTRACT HEADINGS. All headings of the Sections of this Agreement have been inserted for convenience of reference only, are not to be considered a part of this Agreement, and shall in no way affect the interpretation of any of the provisions of this Agreement.

20. WAIVER. Failure to insist upon strict compliance with any of the terms, covenants, or conditions hereof shall not be deemed a waiver of such term, covenant, or condition, nor shall any waiver or relinquishment of any right or power hereunder at any one time or more times be deemed a waiver or relinquishment of such right or power at any other time or times.

21. REPRESENTATION OF EXECUTIVE. Executive, with the full knowledge that the Company is relying thereon, represents and warrants that he has not made any commitment inconsistent with the provisions hereof and that he is not under any disability which would prevent him from entering into this Agreement and performing all of his obligations hereunder.

22. JOINT PARTICIPATION IN DRAFTING. Each party to this Agreement participated in the drafting of this Agreement. As such, the language used herein shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party to this Agreement.





                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

                                            PACIFIC MAGTRON INTERNATIONAL CORP.,
                                            a Nevada corporation


                                            By:
                                               --------------------------------
                                               Name:
                                               Title:


                                            ENCOMPASS GROUP AFFILIATES, INC., a
                                            Delaware corporation


                                            By:
                                               --------------------------------
                                               Name:
                                               Title:


                                            ADVANCED COMMUNICATIONS
                                            TECHNOLOGIES, INC., a Florida
                                            corporation


                                            By:
                                               --------------------------------
                                               Name:
                                               Title:


                                            EXECUTIVE:


                                            -----------------------------------
                                            THEODORE S. LI

                                    EXHIBIT A

                          DISPUTE RESOLUTION PROCEDURES


    1. If a controversy arises that is covered by Section 8 of the Agreement, then not later than twelve (12) months from the date of the event that is the subject of dispute Executive or the Company may serve on the other a written notice specifying the existence of such controversy and setting forth in reasonably specific detail the grounds of the notice ("Notice of Controversy"); provided that, in any event, the other party will have at least thirty (30) days from and after the date of the Notice of Controversy to serve a written notice of any counterclaim ("Notice of Counterclaim"). The Notice of Counterclaim will specify the claim or claims in reasonably specific detail. If the Notice of Controversy or the Notice of Counterclaim, as the case may be, is not served within the applicable period, the claim set forth therein will be deemed to have been waived, abandoned and rendered unenforceable.

    2. For a three (3) week period following receipt of the Notice of Controversy or the Notice of Counterclaim, as the case may be, the parties will make a good faith effort to resolve the dispute through negotiation ("Period of Negotiation"). Neither party will take any action during the Period of Negotiation to initiate arbitration proceedings.

    3. If the parties agree during the Period of Negotiation to mediate the dispute, then the Period of Negotiation will be extended by an amount of time to be agreed upon by the parties to permit such mediation. In no event, however, may the Period of Negotiation be extended by more than five weeks or, stated differently, in no event may the Period of Negotiation be extended to encompass more than a total of eight weeks.

    4. If the parties agree to mediate the dispute but are thereafter unable to agree within a week on the format and procedures for the mediation, then the effort to mediate will cease, and the period of Negotiation will terminate four weeks from the Notice of Controversy or the Notice of Counterclaim, as the case may be.

    5. Following the termination of the Period of Negotiation, the dispute, including the main claim and counterclaim, if any, will be settled by arbitration, governed by the Federal Arbitration Act, 9 U.S.C. ss.1 et seq. ("FAA"), and judgment upon the award may be entered in any court having jurisdiction. The format and procedures of the arbitration are set forth below (referred to below as the "Arbitration Agreement").

    6. A notice of intention to arbitrate ("Notice of Arbitration") will be served within forty-five (45) days of the termination of the Period of Negotiation. If the Notice of Arbitration is not served within this period, the claim set forth in the Notice of Controversy or the Notice of Counterclaim, as the case may be, will be deemed to have been waived, abandoned and rendered unenforceable.

    7. The arbitration, including the Notice of Arbitration, will be governed by the Commercial Rules of the American Arbitration Association ("AAA") in effect on the date of the Notice of Arbitration, except that the terms of this Arbitration Agreement will control in the event of any difference or conflict between such Rules and the terms of this Arbitration Agreement.

    8. The arbitrator will reach a decision on the merits on the basis of applicable legal principles as embodied in the law of the State of Delaware. The arbitration hearing will take place in Delaware.

    9. There will be one arbitrator, regardless of the amount in controversy. The arbitrator selected, in order to be eligible to serve, will be a lawyer in Delaware with at least fifteen (15) years experience specializing in either general commercial litigation or general corporate and commercial matters. In the event the parties cannot agree on a mutually acceptable single arbitrator from the list submitted by the AAA, the AAA will appoint the arbitrator who will meet the foregoing criteria.

    10. At the time of appointment and as a condition of the appointment, the arbitrator will be apprised of the time limitations and other provisions of this Arbitration Agreement and will indicate such dispute resolver's agreement to the Tribunal Administrator to comply with such provisions and time limitations.

    11. During the thirty (30) day period following appointment of the arbitrator, either party may serve on the other a request for limited numbers of documents directly related to the dispute. Such documents will be produced within seven (7) days of the request.

    12. Following the thirty-day period of document production, there will be a forty-five (45) day period during which limited depositions will be permissible. Neither party will take more than five (5) depositions, and no deposition will exceed three (3) hours of direct testimony.

    13. Disputes as to discovery or prehearing matters of a procedural nature will be promptly submitted to the arbitrator pursuant to telephone conference call or otherwise. The arbitrator will make every effort to render a ruling on such interim matters at the time of the hearing (or conference call) or within five (5) business days thereafter.

    14. Following the period of depositions, the arbitration hearing will promptly commence. The arbitrator will make every effort to commence the hearing within thirty (30) days of the conclusion of the deposition period and, in addition, will make every effort to conduct the hearing on consecutive business days to conclusion.

    15. An award will be rendered, at the latest, within nine (9) months of the date of the Notice of Arbitration and within thirty (30) days of the close of the arbitration hearing. The award will set forth the grounds for the decision (findings of fact and conclusions of law) in reasonably specific detail. The award will be final and nonappealable except as provided in the FAA and except that a court of competent jurisdiction will have the power to review whether, as a matter of law, based upon the findings of fact by the arbitrator, the award should be confirmed or should be modified or vacated in order to correct any errors of law made by the arbitrator. Such judicial review will be limited to issues of law, and the parties agree that the findings of fact made by the arbitrator will be final and binding on the parties and will serve as the facts to be relied upon by the court in determining the extent to which the award should be confirmed, modified or vacated.

         Except for consequential damages arising from Executive's breach of
Section 5 of the Agreement, which shall not be limited, the award may only be made for compensatory damages, and if any other damages (whether exemplary, punitive, consequential, statutory or other) are included, the award will be vacated and remanded, or modified or corrected, as appropriate to promote this damage limitation.


         Notwithstanding the foregoing, nothing contained herein shall limit the Company's ability to seek a permanent injunction for Executive's breach of
Section 5 of the Agreement.

                                   EXHIBIT F

                              EMPLOYMENT AGREEMENT





         EMPLOYMENT AGREEMENT (this "Agreement"), dated as of this ____ day of January 2005 ("Effective Date"), by and among Pacific Magtron International Corp., a Nevada corporation ("PMIC"), Encompass Group Affiliates, Inc., a Delaware corporation ("Encompass"), and Advanced Communications Technologies, Inc., a Florida corporation ("ACT"), and Hui Cynthia Lee, an individual whose address is _______________________________ ("Executive"). For purposes hereof, the terms PMIC, Encompass and ACT shall include each of their respective subsidiaries and PMIC, Encompass and ACT shall be referred to collectively herein as the ("Company").

                                   WITNESSETH

         WHEREAS, Executive presently serves as a Director and as Secretary of PMIC and is a shareholder of PMIC;

         WHEREAS, ACT, Executive and certain other shareholders of PMIC have entered into a Stock Purchase Agreement, pursuant to which ACT will purchase all of the shares of common stock of PMIC owned by Executive and each such other shareholder (the "Stock Purchase"); and

         WHEREAS, it is a condition to the Stock Purchase that Executive enter into this Agreement with the Company effective as of the Effective Date.

         NOW, THEREFORE, in consideration of the mutual covenants and promises herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

    1. EMPLOYMENT. PMIC hereby employs Executive, and Executive hereby accepts employment with PMIC, as Senior Vice President, or such other senior executive position as may be determined by the Board of Directors of PMIC (the "Board") from time to time during the Employment Period (as defined below). For purposes of this Agreement, "senior executive position" shall mean a position of Vice President or a more senior position.

    2. TERM; RENEWAL. The term of this Agreement shall commence on the Effective Date and expire on the second anniversary thereof (the "Employment Period"), unless earlier terminated in accordance with its terms; provided, however, that the Employment Period may, by written agreement between the parties hereto, be extended for an additional one-year period.

    3.    EMPLOYMENT AND DUTIES.

          3.1  Duties and Responsibilities.

               (a) Executive's area of responsibility during the Employment Period shall be that of Senior Vice President of PMIC. Executive shall directly report to the Chief Executive Officer of PMIC (the "PMIC CEO"), or such other senior executive officer of ACT or Encompass, as determined from time to time by the Board or the PMIC CEO. The services to be rendered by Executive pursuant to this Agreement shall consist of such services as defined and directed by the Board or the PMIC CEO.

               (b) During the Employment Period, Executive shall serve the Company faithfully and to the best of her ability; shall devote her entire working time, attention, energy and skill to her employment and the benefit and business of the Company; and shall use her best efforts, skills and ability to promote the Company's interests and to perform such duties as from time to time may be reasonably assigned to her and are consistent with her titles and positions with the Company.

               (c) During the Employment Period, in addition to any other duties or responsibilities the Company may give to Executive consistent with Section 1, Executive shall subject to Section 3.2 below be required to sign, and shall sign, all certifications and such other documents or instruments requested by the Board, the Chief Executive Officer of ACT, the Chief Executive Officer of Encompass, or the PMIC CEO in connection with PMIC's and/or ACT's obligations under or to (i) the Securities and Exchange Commission, (ii) any exchange or association on which the Company's shares of capital stock are listed, (iii) any federal, state or local authority, and/or (iv) any other governmental, quasi-governmental or non-governmental entity or organization (foreign or domestic) that regulates or has authority over PMIC and/or ACT. In addition, in the event Executive, in her current position or in any position Executive accepts in the future, becomes obligated to sign certifications and such other documents or instruments as may be required by the rules and regulations promulgated by any of (i) through (iv) above, Executive shall, subject to
Section 3.2 below, sign all such certifications and other documents or instruments as required thereby.

          3.2 Observance of Rules and Regulations. Executive agrees to observe and comply with all applicable laws and regulations, as well as the rules and regulations of the Company with respect to the performance of her duties.

    4.    COMPENSATION; BENEFITS AND EXPENSES.

          4.1 Base Salary. As compensation for the services to be rendered hereunder, during the Employment Period, the Company shall pay to Executive a minimum annual base salary (the "Base Salary") of $120,000.00. The Base Salary shall be payable in accordance with usual payroll practices of the Company. Executive's Base Salary shall be reviewed annually by the Compensation Committee of the Board (the "PMIC Compensation Committee") during the Employment Period and may be increased, but not decreased, from time to time by the PMIC Compensation Committee in its sole discretion.

          4.2  Bonus.

               (a) Within thirty (30) days after the Effective Date, Executive shall receive a signing bonus in the amount of $225,000.

               (b) Immediately following each fiscal year, PMIC shall set aside for the payment of PMIC executive bonuses, an amount equal to ten percent (10%) of net income of PMIC during such fiscal year (the "PMIC Bonus Pool"). For each fiscal year or portion thereof after the Effective Date and during the Employment Period, PMIC shall pay to Executive an annual performance bonus, in cash, equal to a portion of the PMIC Bonus Pool, as determined by the PMIC Compensation Committee, in its sole discretion (the "PMIC Performance Bonus").

For purposes hereof, "net income" shall mean, with respect to PMIC, for any fiscal year, the net income (loss) of PMIC for such fiscal year, determined in accordance with generally accepted accounting principles, consistently applied; provided, however, that there shall be excluded from net income (a) the net income (loss) of any person in which PMIC has a joint interest with a third party, except to the extent such net income is actually paid to PMIC by dividend or other distribution during such fiscal year, (b) the net income (or loss) of any person accrued prior to the date it becomes a subsidiary of PMIC or is merged into or becomes consolidated with PMIC or its assets are purchased by PMIC, and (c) the net income (if positive) of any subsidiary of PMIC to the extent that the declaration or payment of dividends or similar distributions of such net income by such subsidiary (i) is not at that time permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order statute, rule or governmental regulation or (ii) would be subject to any taxes payable on such dividends or distributions.

               (c) In addition to the PMIC Performance Bonus, Executive may receive, and ACT may grant to Executive, restricted shares of common stock of ACT, with a vesting schedule and other terms established by the Compensation Committee of the Board of Directors of ACT (the "ACT Compensation Committee"), in its sole discretion (the "Incentive Bonus").

               (d) Executive acknowledges that the amount of the PMIC Performance Bonus and the amount of the Incentive Bonus shall at all times be determined by the PMIC Compensation Committee and the ACT Compensation Committee, respectively, in their respective sole discretion. PMIC shall pay each of the Performance Bonus and the Incentive Bonus to Executive within thirty
(30) days after the Company's audited results for the applicable fiscal year are delivered to the Company.

          4.3  Earn-Out.

               (a) Earn-Out Shares. In the event Pacific Magtron, Inc. ("PMI"), Pacific Magtron (GA), Inc. ("PMI-GA"), and LiveWarehouse, Inc. ("LW") achieve the Milestones (as defined in Section 4.3 below) for any year during the two (2) year period commencing January 1, 2005 and expiring December 31, 2006, Executive shall have the right to receive on March 31 of the immediately following calendar year, the applicable ratable portion of 33,333,333 shares of restricted common stock of ACT (priced at $.01 per share, or $333,333 in the aggregate), to be earned at the end of each such year at the rate of 50% for each year (the "Shares"); provided, that in the event the Milestones are not achieved in any year, except as provided below, such ratable portion of Shares shall be forfeited entirely, without any ability to re-earn such Shares in a future year; provided further, that in the event Executive's employment with PMIC is terminated for "cause" by PMIC (as contemplated by Section 6.1 of this

Agreement) prior to the expiration of the initial Employment Period, all of the Shares earned or to be earned by Executive shall be forfeited. In the event that Executive's employment with PMIC is terminated prior to the expiration of the initial Employment Period for any reason other than "cause," Executive shall be permitted to receive the Shares earned by her prior to such termination, but shall in no event be entitled to receive Shares to be earned after the Termination Date (as defined in Section 6.1 below). Notwithstanding the foregoing, the number of Shares and the price per Share shall be adjusted accordingly for stock splits, reverse stock splits and other recapitalizations effected by ACT, so that Executive retains the right to receive, after accounting for such adjustment, the same percentage of ACT's outstanding shares of Common Stock as Executive would have had the right to receive had such adjustment not been so effected.

Upon earning the Shares at the end of each year, if applicable, the Shares will be placed in escrow with a mutually agreeable escrow agent to be held and released in accordance with the terms of an escrow agreement in substantially the form of Exhibit "A" hereto; provided, however, that in the event that the employment of Executive is terminated by PMIC prior to the expiration of the initial Employment Period without cause (as contemplated by Section 6.2 of this Agreement), Executive terminates this Agreement for Good Reason (as contemplated by Section 6.3 of this Agreement), or this Agreement is terminated due to Executive's death or Disability (as defined below), Executive shall receive any Shares earned by her no later than the later of (a) the immediately following March 31 or (b) thirty (30) days after the Termination Date. Upon release from escrow, the Shares will include piggyback registration rights, subject to customary underwriters' cutbacks.

Upon receipt of the Shares, Executive will acquire the Shares for her own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act of 1933, as amended. Executive is an "accredited investor," as such term is defined in Rule 501(a) promulgated pursuant to the Securities Act of 1933, as amended. Executive acknowledges that Executive has had the opportunity to ask questions of and receive answers from, or obtain additional information from, the executive officers of the Company concerning the financial and other affairs of the Company, and to the extent deemed necessary in light of such personal knowledge of the Company's affairs, Executive has asked such questions and received answers to the full satisfaction of Executive. Executive understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Shares or the fairness of suitability of the investment in the Shares nor have such authorities passed upon or endorsed the merits of the offering of the Shares.

Notwithstanding the foregoing, in the event that the Milestones are not achieved in a given year, the Board of Directors of ACT shall have the right, in its sole and absolute discretion, to grant to Executive all or a portion of the Shares that could have been earned by Executive during such year.

               (b) Milestones. Revenue and EBITDA (earnings before interest, depreciation, taxes and amortization) herein shall be defined according to generally accepted accounting principles and no allocation from PMIC, ACT or Encompass overhead shall be included in the calculation of EBITDA. The Milestones for the combined Revenues and EBITDA of PMI, PMI-GA and LW are:

                      Calendar Year End         Revenues      EBITDA
                      -----------------         --------      ------
                      December 31, 2005         $70,000,000   $490,000
                      December 31, 2006         $82,000,000   $738,000

         Notwithstanding anything contained herein to the contrary, the determination of the Milestones shall be based on unaudited pro forma financial statements of PMI, PMI-GA and LW, prepared by the management of PMIC and approved by Executive, the Chief Executive Officer of ACT and the ACT Compensation Committee.

          4.4 Other Benefits. Executive shall also be eligible to participate in any life and health insurance programs and any incentive, savings and retirement plans that the Company makes available to all of its executives of similar seniority. Executive shall also be eligible to receive discretionary performance based bonuses as approved and authorized by the ACT Compensation Committee, including any incentive stock programs approved by ACT's shareholders.

          4.5 Business Expenses. Executive will be reimbursed, in accordance with the Company's expense reimbursement policy, for business expenses that have been pre-approved by the Board or the PMIC CEO upon presentation of vouchers or other documents reasonably necessary to verify the expenditures and sufficient, in form and substance, to satisfy Internal Revenue Service requirements for such expenses.

          4.6 Vacation. Executive shall be entitled to take up to four (4) weeks of vacation per calendar year, which shall be taken in accordance with the Company's vacation policy in effect from time to time for executives of comparable seniority.

    5.    NO COMPETITIVE ACTIVITIES; CONFIDENTIALITY; INVENTION

          5.1 General Restriction. During the Employment Period and for a period of two (2) years thereafter (the "Restricted Period"), Executive covenants and agrees that, except on behalf of the Company, she will not, directly or indirectly:

               (a) Competing Business. Own, manage, operate, control, participate in the ownership, management, operation or control of, be employed by, or provide services as a consultant to, any individual or business that is involved in business activities that are the same as, similar to or in competition with, directly or indirectly, any business activities conducted, or actively being planned, by Encompass and/or PMIC during the Restricted Period anywhere in the United States and Canada (it being acknowledged that Encompass' and/or PMIC's businesses are international in scope). The ownership of less than one percent (1%) of the outstanding stock of any public corporation shall not be deemed a violation of this provision.

               (b) Soliciting Customers. Attempt in any manner to contact or solicit any individual, firm, corporation or other entity (i) that is or has been, a customer of Encompass and/or PMIC at any time during the Restricted Period, (ii) to which a proposal has been made by Encompass and/or PMIC during the Restricted Period or (iii) appearing on Encompass' and/or PMIC's new business target list on the date of Executive's termination (as such list has been prepared and maintained in accordance with Encompass' and/or PMIC's past practice), for the purpose of providing services or products similar to the services and products provided by Encompass and/or PMIC, or engaging in any activity which could be, directly or indirectly, competitive with the business of Encompass and/or PMIC.

               (c) Interfering with Other Relations. Persuade or attempt to persuade any supplier, vendor, licensor or other entity or individual doing business with Encompass and/or PMIC to discontinue or reduce its business with Encompass and/or PMIC or otherwise interfere in any way with the business relationships and activities of Encompass and/or PMIC.

               (d) Employees. Attempt in any manner to solicit any individual, who is at the time of such attempted solicitation, or was at any time during the one (1) year period preceding the termination of Executive's employment, an employee or consultant of Encompass and/or PMIC, to terminate his or her employment or relationship with Encompass and/or PMIC, or engage such individual, as an employee or consultant. Cooperate with any other person in persuading, enticing or aiding, or attempting to persuade, entice or aid, any employee of or consultant to Encompass and/or PMIC to terminate his or her employment or business relationship with Encompass and/or PMIC, or to become employed as an employee or retained as a consultant by any person other than Encompass and/or PMIC.

In the event of a voluntary or involuntary filing under Chapter 7 of the United States Bankruptcy Code by PMIC and Encompass that is not dismissed within ninety
(90) days, Executive shall no longer be bound by the restrictions contained in this Section 5.1.

          5.2 Confidentiality Agreement. Executive shall not, either during the Employment Period or at any time thereafter, use or disclose to any third person any Confidential Information (as defined below) of the Company, other than at the direction of the Company, or pursuant to a court order or subpoena, provided that Executive will give notice of such court order or subpoena to the Company prior to such disclosure. Upon the termination of Executive's employment with the Company for any reason, Executive shall return any notes, records, charts, formulae or other materials (whether in hard copy or computer readable form) containing Confidential Information (as defined below), and will not make or retain any copies of such materials. Without limiting the generality of the foregoing, the parties acknowledge that the Company from time to time may be subject to agreements with its customers, suppliers or licensors to maintain the confidence of such other persons' confidential information. The terms of such agreements may require that the Company's employees, including Executive, be bound by such agreements, and Executive shall be deemed so bound upon notice to her of the terms of such agreements. The term "Confidential Information" as used herein shall mean any confidential or proprietary information of the Company whether of a technical, engineering, operational, financial or economic nature, including, without limitation, all prices, discounts, terms and conditions of sale, trade secrets, know-how, customers, inventions, business affairs or practices, systems, products, product specifications, designs, plans, manufacturing and other processes, data, ideas, details and other information of the Company. Confidential Information shall not include information which can be proven by Executive to have been developed by her own work as of the Effective

Date completely independent of its disclosure by the Company or which is in the public domain, provided such information did not become available to the general public as a result of Executive's breach of this Section 5.2.

          5.3 Disclosure of Innovations. Executive shall make prompt and full written disclosure to the Company and solely the Company of all writings, inventions, processes, methods, plans, developments, improvements, procedures, techniques and other innovations of any kind that Executive may make, develop or reduce to practice, alone or jointly with others, at any time during the Employment Period, whether during working hours or at any other time and whether at the request or upon the suggestion of the Company or otherwise, and whether or not they are eligible for patent, copyright, trademark, trade secret or other legal protection (collectively, "Innovations"). Examples of Innovations shall include, but are not limited to, discoveries, research, formulas, tools, know-how, marketing plans, new product plans, production processes, advertising, packaging and marketing techniques and improvements to computer hardware or software. The written disclosures provided for herein shall be made to the PMIC CEO or the Board.

          5.4 Assignment of Ownership of Innovations. All Innovations shall be the sole and exclusive property of the Company. Executive hereby assigns all rights, title or interest in and to the Innovations to the Company. At the Company's request and expense, during the Employment Period and at any time thereafter, Executive will assist and cooperate with the Company in all respects and will execute documents and give testimony to obtain, maintain, perfect and enforce for the Company any and all patent, copyright, trademark, trade secret and other legal protections for the Innovations.

          5.5 Remedies. Executive acknowledges that the restrictions contained in the foregoing Sections 5.1 through 5.4, in view of the nature of the business in which the Company is engaged, are reasonable and necessary in order to protect the legitimate interests of the Company, and that the legal remedies for a breach of any of the provisions of this Section 5 will be inadequate and that such provisions may be enforced by restraining order, injunction, specific performance or other equitable relief. Such equitable remedies shall be cumulative and in addition to any other remedies which the injured party or parties may have under applicable law, equity, this Agreement or otherwise. Executive shall not, in any action or proceeding to enforce any of the provisions of this Section 5, assert the claim or defense that an adequate remedy at law exists. The prevailing party shall be entitled to recover its legal fees and expenses in any action or proceeding for breach of this Section 5.

          5.6 Company Property. All Confidential Information; all Innovations; and all correspondence, files, documents, advertising, sales, manufacturers' and other materials or articles or other information of any kind, in any media, form or format furnished to Executive by the Company, which may not deemed confidential, shall be and remain the sole property of the Company ("Company Property"). Upon termination of Executive's employment or at the Company's request, whichever is earlier, Executive shall immediately deliver to the Company all such Company Property.

          5.7 Public Policy/Severability. The parties do not wish to impose any undue or unnecessary hardship upon Executive following her departure from employment with PMIC and/or Encompass, as the case may be. The parties have attempted to limit the provisions of this Section 5 to achieve such a result, and the parties expressly intend that all provisions of this Section 5 be construed to achieve such result. If, contrary to the effort and intent of the parties, any covenant or other obligation contained in this Section 5 shall be found not to be reasonably necessary for the protection of the Company, to be unreasonable as to duration, scope or nature of restrictions, or to impose an undue hardship on Executive, then it is the desire of the parties that such covenant or obligation not be rendered invalid thereby, but rather that the duration, scope or nature of the restrictions be deemed reduced or modified, with retroactive effect, to render such covenant or obligation reasonable, valid and enforceable. The parties further agree that in the event a court, despite the efforts and intent of the parties, declares any portion of the covenants or obligations in this Section 5 invalid, the remaining provisions of this Section 5 shall nonetheless remain valid and enforceable.

    6.    TERMINATION.

          6.1 Termination For Cause. Notwithstanding anything to the contrary contained herein, this Agreement may be terminated immediately for "cause," at which time the Company shall have no further obligations or liabilities to Executive whether under this Agreement or otherwise and Executive's right to further compensation and benefits hereunder (including, but not limited to, unearned Shares) shall immediately cease, other than payment to Executive of Base Salary accrued, and reimbursement of expenses incurred in accordance with
Section 4.5, prior to the effective date of termination of this Agreement (the "Termination Date"). As used herein and throughout this Agreement, the term "cause" shall mean (i) any act or omission by Executive that constitutes malfeasance or misfeasance in the course of Executive's duties hereunder, or in the objectively reasonable judgment of the Chief Executive Officer of ACT, the Board of Directors of ACT, the Board or the PMIC CEO, Executive has been grossly negligent (including habitual neglect of duties), incompetent or insubordinate in carrying out her duties hereunder, (ii) a material breach of this Agreement by Executive that is not cured within twenty (20) days of receipt of written notice thereof, (iii) Executive's breach of a fiduciary duty owed to PMIC or its affiliates, or (iv) Executive's conviction of, or pleading nolo contendere to, a criminal offense or crime constituting a misdemeanor or felony, or conviction in respect to any act involving fraud, dishonesty or moral turpitude (other than minor traffic infractions or similar minor offenses).

          6.2  Termination without Cause.

               (a) Without Cause. This Agreement may be terminated by PMIC without cause and for any reason or no reason prior to the expiration of the Employment Period upon thirty (30) days' prior written notice from PMIC to the Executive.

               (b) Severance. In the event that PMIC terminates Executive's employment without cause, PMIC shall pay to Executive (i) Base Salary accrued, Shares earned in accordance with Section 4.3, and expenses incurred in accordance with Section 4.5, prior to the Termination Date, (ii) any unpaid bonus owed to Executive for a prior fiscal year, (iii) other benefits earned by Executive in accordance with Section 4.4 ((i), (ii) and (iii), collectively, the "Accrued Payments"), which Accrued Payments shall be paid to Executive in accordance with Section 4.1, Section 4.2, Section 4.3 and Section 4.5, as applicable, (iv) any accrued vacation under Section 4.6, and (v) an additional amount of Base Salary which would have been payable to Executive during the six
(6) month period immediately following the Termination Date (the "Severance Payment"), which Severance Payment shall be payable in cash to Executive in equal monthly installments on the first business day of each calendar month during the six (6) month period immediately following the Termination Date. Except as provided in the preceding sentence, the Company shall have no further obligations or liabilities to Executive whether under this Agreement or otherwise and Executive's right to further compensation and benefits hereunder (including, but not limited to, unearned Shares) shall immediately cease.

          6.3  Termination for Good Reason.

               (a) Good Reason. Executive may terminate this Agreement for Good Reason at any time within ninety (90) days after the Executive first has actual knowledge of the occurrence of such Good Reason. For purposes of this Agreement, the term "Good Reason" shall mean any of the following: (i) the assignment to Executive of any duties that are not consistent with the duties set forth in Sections 1 and 3 of this Agreement or any other action by the Company that results in a material diminution in any of the Executive's positions with the Company or in the Executive's authority, duties or responsibilities and to which Executive has not consented (excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company within ten (10) days after receipt of notice thereof given by Executive); (ii) any failure by the Company to comply with any of the provisions of Section 4 of this Agreement provided such failure is for an amount in excess of $10,000 and not cured within five (5) days after receipt of notice thereof given by Executive or is an isolated, insubstantial and inadvertent failure which is not remedied by the Company within ten (10) days after receipt of notice thereof given by the Executive; (iii) the Company's requiring Executive, without Executive's consent and full agreement, to be based at any office other than at PMIC's headquarters located in Milpitas, California; and
(iv) any failure by the Company to require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of Encompass, ACT or PMIC to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.

               (b) Severance. In the event that Executive terminates this Agreement for Good Reason, the Company shall pay to Executive the Severance Payment in accordance with Section 6.2(b) of this Agreement. Except as provided in the preceding sentence, the Company shall have no further obligations or liabilities to Executive whether under this Agreement or otherwise and Executive's right to further compensation and benefits hereunder (including, but not limited to, unearned Shares) shall immediately cease.


          6.4 Termination of Other Positions. Upon the Termination Date, Executive hereby resigns as Senior Vice President of PMIC and from any and all other positions as officer and/or director Executive may then hold with the Company, and as fiduciary of any benefit plan of the Company. Executive shall promptly execute any further documentation as requested by PMIC and, if Executive is to receive any payments from PMIC, execution of such further documentation shall be a condition thereof.

    7.    DISABILITY OR DEATH.

          7.1 Disability. If, during the Employment Period, Executive becomes disabled or incapacitated as determined under PMIC's Long Term Disability Policy ("Permanently Disabled"), the Company shall have the right at any time thereafter (but in no event less than 120 days after the event causing such disability or incapacity), so long as Executive is then still Permanently Disabled, to terminate this Agreement upon thirty (30) days' prior written notice to Executive. In the event PMIC does not have a Long Term Disability Policy at the time of the event causing the Executive to become Permanently Disabled, "Permanently Disabled" shall mean Executive's inability to fully perform her duties and responsibilities hereunder to the full extent required by PMIC by reason of illness, injury or incapacity for 120 consecutive days or for more than six (6) months during any twelve (12) month period. If PMIC elects to terminate this Agreement in the event that Executive becomes Permanently Disabled, the Company shall have no further obligations or liabilities to Executive, whether under this Agreement or otherwise (including, but not limited to, unearned Shares), other than payment to Executive of the Accrued Payments, which Accrued Payments shall be paid to Executive in accordance with Section 4.1, Section 4.2, Section 4.4 and Section 4.5, as applicable.

          7.2 Death. If Executive dies during the Employment Period, this Agreement shall automatically terminate as of the date of Executive's death, and the Company shall have no further obligations or liabilities to Executive, whether under this Agreement or otherwise (including, but not limited to, unearned Shares), other than payment by PMIC to Executive's estate of the Accrued Payments, which Accrued Payments shall be paid to Executive in accordance with Section 4.1, Section 4.2, Section 4.3 and Section 4.5, as applicable.

8. DISPUTE RESOLUTION. If there shall be any dispute between the Company and Executive (i) in the event of any termination of Executive's employment by the Company, or (ii) otherwise arising out of this Agreement, such dispute shall be resolved in accordance with the dispute resolution procedures set forth in Exhibit B attached to this Agreement, the provisions of which are incorporated as a part of this Agreement, and the parties of this Agreement agree that such dispute resolution procedures will be the exclusive method for resolution of disputes under this Agreement; provided, however, that (a) the Company or Executive may seek preliminary judicial relief if, in such party's judgment, such action is necessary to avoid irreparable injury during the pendency of such procedures, and (b) nothing in Exhibit B will prevent either party from exercising the rights of termination set forth in this Agreement. IT IS EXPRESSLY UNDERSTOOD THAT BY SIGNING THIS AGREEMENT, WHICH INCORPORATES BINDING ARBITRATION, THE COMPANY AND EXECUTIVE AGREE TO WAIVE COURT OR JURY TRIAL.

9. INDEMNIFICATION. Each of the Company and Executive shall indemnify the other for any losses, damages, liabilities, judgments, claims, costs, penalties and expenses incurred by such other party (including, without limitation, costs and reasonable attorneys' fees and costs), resulting from the indemnifying party's failure to perform any of their respective obligations contained in this Agreement.

    10. GOVERNING LAW. This Agreement shall be governed by the internal laws of the State of Delaware, without regard to its or any other jurisdiction's conflict of laws principles. Any action to enforce any term hereof shall be brought exclusively within the state or federal courts of Delaware to which jurisdiction and venue all parties hereby submit themselves.

    11. BINDING EFFECT. Except as otherwise herein expressly provided, this Agreement shall be binding upon, and shall inure to the benefit of the parties hereto, their respective heirs, legal representatives, successors and assigns.

    12. ASSIGNMENT. Any assignee of the Company shall have the right to enforce the restrictive covenants set forth in this Agreement, and the Company shall have the right to assign this Agreement, including the right to enforce such covenants to any successor or assign of the Company. Executive shall not assign this Agreement or her rights and respective obligations hereunder.

    13. NOTICES. All notices, designations, consents, offers, acceptances, waivers or any other communication provided for herein, or required hereunder, shall be sufficient if in writing and if sent by registered or certified mail, return receipt requested, overnight courier, or delivered by hand or confirmed facsimile transmission to (i) Executive at her last known address on the books of PMIC or (ii) PMIC at its principal place of business.

    14. ADDITIONAL DOCUMENTS. Each of the parties hereto agrees to execute and deliver, without cost or expense to any other party, any and all such further instruments or documents and to take any and all such further action reasonably requested by such other of the parties hereto as may be necessary or convenient in order to effectuate this Agreement and the intents and purposes thereof.

    15. COUNTERPARTS. This Agreement may be executed simultaneously in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and such counterparts may be delivered by facsimile transmission, which facsimile copies shall be deemed originals.

    16. ENTIRE AGREEMENT. This Agreement contains the sole and entire agreement and understanding of the parties and supersedes any and all prior agreements, discussions, negotiations, commitments and understandings among the parties hereto with respect to the subject matter hereof, including, without limitation, that certain expired Letter of Intent, dated May 18, 2004, by and among Executive, the Company and the other parties named therein. There are no representations, agreements, arrangements or understandings, oral or written, between or among the parties concerning the subject matter hereto, which are not fully expressed herein or in any supplemental written agreements of even or subsequent date hereof.

    17. SEVERABILITY. If any provision of this Agreement, or the application thereof to any person or circumstances, shall, for any reason and to any extent, be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby, but rather shall be enforced to the greatest extent permitted by law.

    18. MODIFICATION. This Agreement cannot be changed, modified or discharged orally, but only if consented to in writing by both parties.

    19. CONTRACT HEADINGS. All headings of the Sections of this Agreement have been inserted for convenience of reference only, are not to be considered a part of this Agreement, and shall in no way affect the interpretation of any of the provisions of this Agreement.

    20. WAIVER. Failure to insist upon strict compliance with any of the terms, covenants, or conditions hereof shall not be deemed a waiver of such term, covenant, or condition, nor shall any waiver or relinquishment of any right or power hereunder at any one time or more times be deemed a waiver or relinquishment of such right or power at any other time or times.

    21. REPRESENTATION OF EXECUTIVE. Executive, with the full knowledge that the Company is relying thereon, represents and warrants that she has not made any commitment inconsistent with the provisions hereof and that she is not under any disability which would prevent him from entering into this Agreement and performing all of her obligations hereunder.

    22. JOINT PARTICIPATION IN DRAFTING. Each party to this Agreement participated in the drafting of this Agreement. As such, the language used herein shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party to this Agreement.



                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

                                   PACIFIC MAGTRON INTERNATIONAL CORP.,
                                   a Nevada corporation


                                   By:
                                      ------------------------------------------
                                      Name:
                                      Title:

                                   ADVANCED COMMUNICATIONS TECHNOLOGIES, INC.

                                   By:
                                      ------------------------------------------
                                      Name:
                                      Title:

                                   ENCOMPASS GROUP AFFILIATES, INC., a
                                   Delaware corporation


                                   By:
                                      ---------------------------------
                                      Name:
                                      Title:


                                   EXECUTIVE:


                                   -----------------------------------
                                   HUI CYNTHIA LEE

                                    EXHIBIT A

                          DISPUTE RESOLUTION PROCEDURES


    1. If a controversy arises that is covered by Section 8 of the Agreement, then not later than twelve (12) months from the date of the event that is the subject of dispute Executive or the Company may serve on the other a written notice specifying the existence of such controversy and setting forth in reasonably specific detail the grounds of the notice ("Notice of Controversy"); provided that, in any event, the other party will have at least thirty (30) days from and after the date of the Notice of Controversy to serve a written notice of any counterclaim ("Notice of Counterclaim"). The Notice of Counterclaim will specify the claim or claims in reasonably specific detail. If the Notice of Controversy or the Notice of Counterclaim, as the case may be, is not served within the applicable period, the claim set forth therein will be deemed to have been waived, abandoned and rendered unenforceable.

    2. For a three (3) week period following receipt of the Notice of Controversy or the Notice of Counterclaim, as the case may be, the parties will make a good faith effort to resolve the dispute through negotiation ("Period of Negotiation"). Neither party will take any action during the Period of Negotiation to initiate arbitration proceedings.

    3. If the parties agree during the Period of Negotiation to mediate the dispute, then the Period of Negotiation will be extended by an amount of time to be agreed upon by the parties to permit such mediation. In no event, however, may the Period of Negotiation be extended by more than five weeks or, stated differently, in no event may the Period of Negotiation be extended to encompass more than a total of eight weeks.

    4. If the parties agree to mediate the dispute but are thereafter unable to agree within a week on the format and procedures for the mediation, then the effort to mediate will cease, and the period of Negotiation will terminate four weeks from the Notice of Controversy or the Notice of Counterclaim, as the case may be.

    5. Following the termination of the Period of Negotiation, the dispute, including the main claim and counterclaim, if any, will be settled by arbitration, governed by the Federal Arbitration Act, 9 U.S.C. ss.1 et seq. ("FAA"), and judgment upon the award may be entered in any court having jurisdiction. The format and procedures of the arbitration are set forth below (referred to below as the "Arbitration Agreement").

    6. A notice of intention to arbitrate ("Notice of Arbitration") will be served within forty-five (45) days of the termination of the Period of Negotiation. If the Notice of Arbitration is not served within this period, the claim set forth in the Notice of Controversy or the Notice of Counterclaim, as the case may be, will be deemed to have been waived, abandoned and rendered unenforceable.

    7. The arbitration, including the Notice of Arbitration, will be governed by the Commercial Rules of the American Arbitration Association ("AAA") in effect on the date of the Notice of Arbitration, except that the terms of this Arbitration Agreement will control in the event of any difference or conflict between such Rules and the terms of this Arbitration Agreement.

    8. The arbitrator will reach a decision on the merits on the basis of applicable legal principles as embodied in the law of the State of Delaware. The arbitration hearing will take place in Delaware.

    9. There will be one arbitrator, regardless of the amount in controversy. The arbitrator selected, in order to be eligible to serve, will be a lawyer in Delaware with at least fifteen (15) years experience specializing in either general commercial litigation or general corporate and commercial matters. In the event the parties cannot agree on a mutually acceptable single arbitrator from the list submitted by the AAA, the AAA will appoint the arbitrator who will meet the foregoing criteria.

    10. At the time of appointment and as a condition of the appointment, the arbitrator will be apprised of the time limitations and other provisions of this Arbitration Agreement and will indicate such dispute resolver's agreement to the Tribunal Administrator to comply with such provisions and time limitations.

    11. During the thirty (30) day period following appointment of the arbitrator, either party may serve on the other a request for limited numbers of documents directly related to the dispute. Such documents will be produced within seven (7) days of the request.

    12. Following the thirty-day period of document production, there will be a forty-five (45) day period during which limited depositions will be permissible. Neither party will take more than five (5) depositions, and no deposition will exceed three (3) hours of direct testimony.

    13. Disputes as to discovery or prehearing matters of a procedural nature will be promptly submitted to the arbitrator pursuant to telephone conference call or otherwise. The arbitrator will make every effort to render a ruling on such interim matters at the time of the hearing (or conference call) or within five (5) business days thereafter.

    14. Following the period of depositions, the arbitration hearing will promptly commence. The arbitrator will make every effort to commence the hearing within thirty (30) days of the conclusion of the deposition period and, in addition, will make every effort to conduct the hearing on consecutive business days to conclusion.

    15. An award will be rendered, at the latest, within nine (9) months of the date of the Notice of Arbitration and within thirty (30) days of the close of the arbitration hearing. The award will set forth the grounds for the decision (findings of fact and conclusions of law) in reasonably specific detail. The award will be final and nonappealable except as provided in the FAA and except that a court of competent jurisdiction will have the power to review whether, as a matter of law, based upon the findings of fact by the arbitrator, the award should be confirmed or should be modified or vacated in order to correct any errors of law made by the arbitrator. Such judicial review will be limited to issues of law, and the parties agree that the findings of fact made by the arbitrator will be final and binding on the parties and will serve as the facts to be relied upon by the court in determining the extent to which the award should be confirmed, modified or vacated.

          Except for consequential damages arising from Executive's breach of
Section 5 of the Agreement, which shall not be limited, the award may only be made for compensatory damages, and if any other damages (whether exemplary, punitive, consequential, statutory or other) are included, the award will be vacated and remanded, or modified or corrected, as appropriate to promote this damage limitation.


          Notwithstanding the foregoing, nothing contained herein shall limit the Company's ability to seek a permanent injunction for Executive's breach of
Section 5 of the Agreement.

                                   EXHIBIT G



                                    AGREEMENT


         This Agreement (the "Agreement"), dated as of December 10, 2004, is by and between Pacific Magtron International Corp., a Nevada corporation (the "Company"), and the holder of the Company's Series A Redeemable Convertible Preferred Stock (the "Holder").

        WHEREAS, the Holder owns all of the issued and outstanding shares of the Company's Series A Redeemable Convertible Preferred Stock (the "Series A Preferred Stock"), which shares of Series A Preferred Stock were issued pursuant to that certain Securities Purchase Agreement, dated May 31, 2002, by and between the Company and the Holder (the "Purchase Agreement").

        WHEREAS, the shares of Series A Preferred Stock are convertible into shares of the Company's common stock (the "Conversion Shares" and together with the Series A Preferred Stock, the "Securities");

        WHEREAS, the Company and the Holder desire to amend and restate the preferences, rights and limitations of the Series A Preferred Stock in accordance with the terms of the Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock, attached hereto as Exhibit "A" (the "Amended and Restated Certificate of Designation");

        WHEREAS, the Holder has owned the shares of Series A Preferred Stock for a period of time in excess of two (2) years and therefore, the Conversion Shares may be issued free of restrictive legend in reliance on Rule 144(k) promulgated under the Securities Act as an exemption from the registration requirements of
Section 5 of the Securities Act;

        WHEREAS, in connection with the issuance of the Series A Preferred Stock, the Company issued a Stock Purchase Warrant to purchase 300,000 shares of the Company's common stock (the "Warrant"); and

        WHEREAS, the Company desires, and the Holder agrees, to cancel the Warrant in connection with the transaction contemplated hereby.

         NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Holder agree as follows:

                                    ARTICLE 1
                                   DEFINITIONS

          Section 1. Definitions. In addition to the terms defined elsewhere in this Agreement, the following terms have the meanings indicated in this
Section 1:

         "Commission" means the Securities and Exchange Commission.

         "Person" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

         "Trading Day" means (a) a day on which the Common Stock is traded on a Principal Market on which the Common Stock is then listed or quoted, as the case may be, or (b) if the Common Stock is not listed on a Principal Market, a day on which the Common Stock is traded in the OTC Market, as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding its functions of reporting prices); provided, however, that in the event that the Common Stock is not listed or quoted as set forth in (a) and (b) hereof, then Trading Day shall mean any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of New York are authorized or required by law or other government action to close.

         "Securities Act" means the Securities Act of 1933, as amended.

                                   ARTICLE II
                       SERIES A PREFERRED STOCK SECURITIES

         Section 2.1. Authorization to Amend and Restate the Certificate of Designation. The Holder hereby authorizes the Company to amend and restate the Company's Certificate of Designation of Preferences, Rights and Limitations of Series A Redeemable Convertible Stock, filed with the Secretary of State of the State of Nevada in connection with the issuance of the Series A Preferred Stock under the Purchase Agreement (the "Original Certificate of Designation"). The Holder hereby further consents to the terms of the Amended and Restated Certificate of Designation and authorizes the Company to file, on or promptly after the Closing Date (as defined below), the Amended and Restated Certificate of Designation, and acknowledges that the preferences, rights and limitations set forth therein shall supersede the preferences, rights and limitations set forth in the Original Certificate of Designation, which shall be of no further force and effect upon such filing.

         Section 2.2. Stock Purchase Warrants. On the Closing Date, the Stock Purchase Warrant to purchase 300,000 shares of the Company's common stock issued by the Company to the Holder in connection with the issuance of the Series A Preferred Stock shall be cancelled and be of no further force and effect (the "Warrant").

         Section 2.3 Condition to Filing Amended and Restated Certificate of Designation. The Company's right to file the Amended and Restated Certificate of Designation and consummate the transaction contemplated hereby shall be conditioned upon the simultaneous closing of the transaction contemplated by that certain Stock Purchase Agreement, dated the date hereof, by and among Theodore S. Li and Hui Cynthia Lee, stockholders of the Company, and Advanced Communications Technologies, Inc. (the "Closing") and nothing contained herein shall obligate the Company to file the Amended and Restated Certificate of Designation or consummate the transaction contemplated hereby prior to the Closing. In the event the Closing shall not have occurred on or prior to January 10, 2005 (the "Closing Date"), either party hereto may terminate this Agreement.

                                   ARTICLE III
                    REPRESENTATIONS, WARRANTIES AND COVENANTS

         Section 3.1. Representations and Warranties of the Company. The Company hereby makes the representations and warranties set forth below to the Holder that as of the date of its execution of this Agreement and as of the Closing
Date:

                  (a) Authorization, etc. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, and this Agreement constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

                  (b) Compliance with Laws, Other Instruments of the Company, etc. None of the execution and delivery of this Agreement, or the consummation of the transactions herein contemplated or compliance with the terms and provisions hereof will conflict with or result in a breach of, or require any consent under, the articles of incorporation or any applicable law or regulation, or any order, writ, injunction or decree of any court or governmental authority or agency, or any agreement or instrument to which the Company is a party or by which it is bound or to which it is subject, or constitute a default under any such agreement or instrument, or result in the creation or imposition of any lien upon any of the revenues or assets of the Company pursuant to the terms of any such agreement or instrument.

                  (c) Governmental Consent. Other than the filing of the Amended and Restated Certificate of Designation, neither the nature of the Company or of any of its respective businesses or properties, nor any relationship between the Company and any other Person is such as to require the consent, approval or authorization of, or filing, registration or qualification with, any governmental authority (other than filings which will be made by the Company as may be required by applicable federal and state securities laws) on the part of the Company or as a condition to the execution and delivery of this Agreement or any other document required in connection herewith.

                  (d) No Commission. The Company has not paid, nor has it accepted payment of, directly or indirectly, any commission or other remuneration in connection herewith.

         Section 3.2. Representations and Warranties of the Holder. The Holder hereby makes the representations and warranties set forth below to the Company that as of the date of its execution of this Agreement and as of the Closing
Date:

                  (a) General Representations and Covenants. This Agreement is made by the Company with such Holder in reliance upon such Holder's representations and covenants made in this Section 3.2, which by such Holder's execution of this Agreement, it hereby confirms.

                  (b) Ownership of Series A Preferred Stock. The Holder is the sole legal and beneficial owner of all of the shares of Series A Preferred Stock and the Warrant. Such Holder has neither previously sold, assigned, conveyed, transferred, pledged or otherwise disposed of, in whole or in part, any shares of Series A Preferred Stock or the Warrant, nor has such Holder entered into any agreement to sell, assign, convey, transfer, pledge or otherwise dispose of, in whole or in part, any shares of Series A Preferred Stock or the Warrant.

                  (c) Due Authorization. The Holder represents and warrants that
         (i) the execution and delivery of this Agreement by it and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on its behalf and (ii) this Agreement has been duly executed and delivered by the Holder and constitutes the valid and binding obligation of the Holder, enforceable against it in accordance with its terms.

                  (d) Brokers. Neither the Holder nor any of its agents has incurred any obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other like payment in connection with this Agreement and will indemnify and hold the Company armless from any such payment alleged to be due by or through the Holder or its agents as a result of the action of the Holder or its agents.

         3.3      Covenants.

                  (a) Neither the Holder nor the Company shall enter into any agreement, arrangement or understanding, whether written or oral, which would in any way violate or contravene the terms and conditions contained in this Agreement. At no time on or prior to the Closing Date, shall Holder sell, assign, convey, hypothecate or pledge, or agree to sell, assign, convey, hypothecate or pledge, any shares of Series A Preferred Stock, the Conversion Shares, the Warrant or the shares of common stock issuable upon exercise of the Warrant.

                  (b) Upon conversion of shares of Series A Preferred Stock, certificates representing the Conversion Shares shall not contain any legend restricting the sale of the Conversion Shares. The Company shall cause an opinion to be issued by legal counsel that the certificates representing the Conversion Shares may be issued without any restrictive legend.

                                   ARTICLE IV
                         OTHER AGREEMENTS OF THE PARTIES

         4.1      Transfer Restrictions.

                  (a) The Securities may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of Securities other than pursuant to an effective registration statement, to the Company, to an Affiliate of the Holder, to an entity managed by the Holder or in connection with a pledge as contemplated in Section 4.1(b), the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act. As a condition of transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement and shall have the rights of a Purchaser under this Agreement.

                  (b) The Holder agrees to the imprinting, so long as is required by this Section 4.1(b), of the following legend on any certificate evidencing Securities:

         NEITHER THESE SECURITIES NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THESE SECURITIES AND THE SECURITIES ISSUABLE UPON EXERCISE OF THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES. THE COMPANY SHALL ISSUE STOP TRANSFER INSTRUCTIONS IN CONNECTION HEREWITH.

         The Company acknowledges and agrees that the Holder may from time to time pledge pursuant to a bona fide margin agreement or grant a security interest in some or all of the Securities and, if required under the terms of such arrangement, the Holder may transfer pledged or secured Securities to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice shall be required of such pledge. At the Holder 's expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Securities may reasonably request in connection with a pledge or transfer of the Securities.

                  (c) Certificates evidencing Securities shall not contain any legend (including the legend set forth in Section 4.1(b)): (i) while a registration statement covering the resale of such security is effective under the Securities Act, provided the Holder represents to the Company that it has sold or will promptly sell such security, or (ii) following any sale of such Securities pursuant to Rule 144, or (iii) if such Securities are eligible for sale under Rule 144(k), or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the Staff of the Commission) as determined by the

Company in good faith. In the event that any certificate does not bear the legend set forth in Section 4.1(b), and, to the knowledge of the Holder, none of the above-referenced conditions exist, then the Holder shall submit the certificate to the Company for application of such legend to the certificate. If all or any shares of Preferred Stock are converted (as applicable) at a time when there is a effective registration statement to cover the resale of the Conversion Shares, or if such Conversion Shares may be sold under Rule 144(k) or if such legend is not otherwise required under applicable requirements of the Securities Act (including judicial interpretations thereof) then such Conversion Shares shall be issued free of all legends. The Company agrees that following the Filing Date or at such time as such legend is no longer required under this
Section 4.1(c), it will, no later than three Trading Days following the delivery by the Holder to the Company or the Company's transfer agent of a certificate representing Securities issued with a restrictive legend, deliver or cause to be delivered to the Holder a certificate representing such Securities that is free from all restrictive and other legends. The Company may not make any notation on its records or give instructions to any transfer agent of the Company that enlarge the restrictions on transfer set forth in this Section.

         4.2 Furnishing of Information. As long as the Holder owns Securities, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act. Upon the request of the Holder, the Company shall deliver to the Holder a written certification of a duly authorized officer as to whether it has complied with the preceding sentence. Until such time as all Securities are eligible for sale under Rule 144(k), if the Company is not required to file reports pursuant to such laws, it will prepare and furnish to the Holder and make publicly available in accordance with Rule 144(c) such information as is required for the Holder to sell the Securities under Rule 144.

         4.3      Reservation and Listing of Securities.

                  (a) The Company shall maintain a reserve shares of Common Stock for issuance pursuant to in such amount as may be required to fulfill its obligations hereunder and under the Amended and Restated Certificate of Designation.

                  (b) If, on any date, the number of authorized but unissued (and otherwise unreserved) shares of Common Stock is less than 125% of (i) the maximum number of shares issuable upon conversion of the Series A Preferred Stock on such date, minus (ii) the number of shares of Common Stock previously issued pursuant to the Amended and Restated Certificate of Designation, then the Board of Directors of the Company shall use its best efforts to amend the Company's certificate or articles of incorporation to increase the number of authorized but unissued shares of Common Stock to at least the maximum number of shares issuable upon conversion of the Series A Preferred Stock at such time (minus the number of shares of Common Stock previously issued pursuant to the Amended and Restated certificate of Designation), as soon as possible and in any event not later than the 60th day after such date; provided that the Company will not be required at any time to authorize a number of shares of Common Stock greater than the maximum remaining number of shares of Common Stock that could possibly be issued after such time pursuant to the Amended and Restated Certificate of Designation.

                  (c) The Company shall: (i) in the time and manner required by each Principal Market, if applicable, prepare and file with such Principal Market an additional shares listing application covering a number of shares of Common Stock at least equal to the greater of (A) the maximum number of shares issuable upon conversion of the Series A Preferred Stock on the Closing Date and
(B) the maximum number of shares issuable upon conversion of the Series A Preferred Stock on the date of such application, (ii) take all steps necessary to cause such shares of Common Stock to be approved for listing on each Principal Market as soon as possible thereafter, (iii) provide to the Holder evidence of such listing, and (iv) maintain the listing of such Common Stock on each such Principal Market or on the OTC Market.

                  (d) If, on any date, the number of shares of Common Stock previously listed on a Principal Market is less than 125% of the maximum number of shares issuable upon conversion of the Series A Preferred Stock on such date, then the Company shall take the necessary actions to list on such Principal Market, as soon as reasonably possible, a number of shares of Common Stock at least equal to the maximum number of shares issuable upon conversion of the Series A Preferred Stock on such date; provided that the Company will not be required at any time to list a number of shares of Common Stock greater than the maximum number of shares of Common Stock that could possibly be issued pursuant to the under the Amended and Restated Certificate of Designation.

         4.4 Conversion and Exercise Procedures. The form of Conversion Notice included in the Preferred Stock set forth the totality of the procedures required in order to convert the Preferred Stock. No additional legal opinion or other information or instructions shall be necessary to enable the Holder to convert their Preferred Stock. The Company shall honor Amended and Restated Certificate of Designation conversions of the Preferred Stock and shall deliver Conversion Shares in accordance with the terms, conditions and time periods set forth in the Amended and Restated Certificate of Designation.

         4.5 Securities Laws Disclosure; Publicity. The Company shall, within four business days after the Closing Date, issue a press release or file a Current Report on Form 8-K reasonably acceptable to the Holder disclosing all material terms of the transactions contemplated hereby. The Company and the Holder shall consult with each other in issuing any press releases with respect to the transactions contemplated hereby. The Company shall not publicly disclose the name of the Holder, or include the name of the Holder in any filing with the Commission or any regulatory agency or Principal Market, without the prior written consent of the Holder, except to the extent such disclosure is required by law or Principal Market regulations, in which case the Company shall provide the Holder with prior notice of such disclosure.

         4.6 Non-Public Information. The Company covenants and agrees that neither it nor any other Person acting on its behalf will provide the Holder or its agents or counsel with any information that the Company believes constitutes material non-public information, unless prior thereto the Holder shall have executed a written agreement regarding the confidentiality and use of such information. The Company understands and confirms that the Holder shall be relying on the foregoing representations in effecting transactions in securities of the Company.

         4.7 Indemnification of the Holder. The Company will indemnify and hold the Holder and their directors, officers, shareholders, partners, employees and agents (each, a "Holder Party") harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys' fees and costs of investigation that any such Holder Party may suffer or incur as a result of or relating to: (a) any misrepresentation, breach or inaccuracy, or any allegation by a third party that, if true, would constitute a breach or inaccuracy, of any of the representations, warranties, covenants or agreements made by the Company in this Agreement; or (b) any cause of action, suit or claim brought or made against such Holder Party and arising solely out of or solely resulting from the execution, delivery, performance or enforcement of this Agreement or any of the Amended and Restated Certificate of Designation; provided such cause of action, suit or claim is not due to or the result of any activity, obligation, condition or liability of the Holder other than as contemplated by this Agreement. resulting from the execution, delivery, performance or enforcement of this Agreement. The Company will reimburse the Holder for its reasonable legal and other expenses (including the cost of any investigation, preparation and travel in connection therewith) incurred in connection therewith, as such expenses are incurred.

         4.8 Compliance with Law. The Holder agrees that it will comply with the prospectus delivery requirements under the Securities Act.

                                    ARTICLE V
                                 GENERAL RELEASE

         5.1      Complete and General Release, Covenant Not to Sue

                  (a) The Holder, on behalf of itself and each of its heirs, executors, parents, subsidiaries, affiliates, predecessors, successors, members, partners, officers, directors, employees, assigns, agents, insurers, insured and attorneys (collectively, the "Holder Related Persons"), hereby releases, waives, acquits and forever discharges the Company and each of its current and former parents, subsidiaries, affiliates, officers, shareholders, directors, members, predecessors, successors, employees, agents, attorneys, assigns, heirs, executors, receivers, trustees, personal representatives and administrators (collectively, the "Company Released Persons") from any and all manner of actions and causes of action, lawsuits, charges, complaints, liabilities, promises, covenants, agreements, judgments, damages, expenses, suits, debts, claims and demands whatsoever in law or in equity, whether known or unknown, direct or indirect, absolute or contingent (including, but not limited to, claims for attorneys' fees and expenses whatsoever), which either the Holder and/or the Holder Related Persons has ever had, now has, or hereafter may have against the Company and/or the Company Released Persons arising out of, due to, or in any way related to (i) the Purchase Agreement, the Registration Rights Agreement, dated May 31, 2002, by and between the Company and the Holder (the "Registration Rights Agreement"), the Warrant or any other document entered into in connection therewith or (ii) the preferences, rights and limitations contained in the Original Certificate of Designation, including, without limitation, any accrued and unpaid dividends on the Series A Preferred Stock (the "Holder Release").

                  (b) The Company, on behalf of itself and each of its heirs, executors, parents, subsidiaries, affiliates, predecessors, successors, members, partners, officers, directors, employees, assigns, agents, insurers, insured and attorneys (collectively, the "Company Related Persons"), hereby releases, waives, acquits and forever discharges the Holder and each of its current and former parents, subsidiaries, affiliates, officers, shareholders, directors, members, predecessors, successors, employees, agents, attorneys, assigns, heirs, executors, receivers, trustees, personal representatives and administrators (collectively, the "Holder Released Persons") from any and all manner of actions and causes of action, lawsuits, charges, complaints, liabilities, promises, covenants, agreements, judgments, damages, expenses, suits, debts, claims and demands whatsoever in law or in equity, whether known or unknown, direct or indirect, absolute or contingent (including, but not limited to, claims for attorneys' fees and expenses whatsoever), which either the Company and/or the Company Related Persons has ever had, now has, or hereafter may have against the Holder and/or the Holder Released Persons arising out of, due to, or in any way related to (i) the Purchase Agreement, the Registration Rights Agreement, the Warrant or any other document entered into in connection therewith or (ii) the preferences, rights and limitations contained in the Original Certificate of Designation (the "Company Release" and together with the Holder Release, each a "Release" and together the "Releases").

         5.2. Unknown Facts. It is expressly understood and agreed by each of the Holder and the Company that each Release is intended to and does cover any and all losses, injuries, damages and claims of every kind and nature whatsoever, whether direct or indirect, known or unknown, and suspected or unsuspected. Each of the Holder and the Company acknowledges that it may hereafter discover facts different from, or in addition to, those which it now knows to be or believes to be true, and each of the Holder and the Company agrees that each Release shall be and remain effective in all respects, notwithstanding such different or additional facts and the subsequent discovery thereof.

         5.3. Scope of Release. Each Release is intended to be as broad as can possibly be created by the Holder and the Company, as the case may be, and includes, but is not limited to, any liability whatsoever which arises directly or indirectly from the actions or representations of the Holder Released Persons or the Company Released Persons, as the case may be, or which arises directly or indirectly out of or is in any manner related to any of the matters, occurrences or transactions which could have been asserted, including, without limitation, any and all claims for relief and damages.

         5.4.     Covenant Not to Sue.

                  (a) The Holder, on behalf of itself and each of the Holder Related Persons, hereby covenants that neither it nor any of the Holder Related Persons will sue any of the Company or the Company Released Persons due to, or in any way related to, the matters contained in the Holder Release.

                  (b) The Company, on behalf of itself and each of the Company Related Persons hereby covenants that neither it nor any of the Company Related Persons will sue any of the Holder or the Holder Released Persons due to, or in any way related to, the matters contained in the Company Release.

                            ARTICLE VI. MISCELLANEOUS

         6.1 Termination. This Agreement may be terminated by the Company or any Purchaser, by written notice to the other parties, if the Closing has not been consummated by January 10, 2005; provided that no such termination will affect the right of any party to sue for any breach by the other party (or parties) .

         6.2 Fees And Expenses. Each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all transfer agent fees, stamp taxes and other taxes and duties levied in connection with the issuance of any Securities.

         6.3 Entire Agreement. This Agreement, together with the Amended and Restated Certificate of Designation, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules. At or after the Closing, and without further consideration, the Company and the Holder will execute and deliver to each other such further documents as may be reasonably requested in order to give practical effect to the intention of the parties under this Agreement and Amended and Restated Certificate of Designation.

         6.4 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section prior to 5:00 p.m. (New York City time) on a Trading Day and confirmation of receipt is received, (b) the next Trading Day after the date of transmission and confirmation of receipt, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a Trading Day or later than 5:00 p.m. (New York City time) on any Trading Day, (c) the Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The addresses for such notices and communications are those set forth on the signature pages hereof, or such other address as may be designated in writing hereafter, in the same manner, by such Person.

         6.5 Amendments; Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Company and the Holder or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

         6.6 Construction. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

         6.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Holder. The Holder may assign its rights under this Agreement to any Person to whom the Holder assigns or transfers any Securities.

         6.8 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

         6.9 Governing Law; Venue; Waiver of Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. The parties hereby waive all rights to a trial by jury. If either party shall commence an action or proceeding to enforce any provisions of this Agreement, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

         6.10 Survival. The representations, warranties, agreements and covenants contained herein shall survive the Closing and the delivery, exercise and/or conversion of the Securities, as applicable.

         6.11 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

         6.12 Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

         6.13 Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained herein or in (and without limiting any similar provisions of) the Amended and Restated Certificate of Designation, whenever the Holder exercises a right, election, demand or option hereunder or under the Amended and Restated Certificate of Designation and the Company does not timely perform its related obligations within the periods therein provided, then the Holder may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

         6.14 Replacement of Securities. If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity, if requested. The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Securities.

         6.15 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Holder and the Company will be entitled to specific performance hereunder or under the Amended and Restated Certificate of Designation. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agrees to waive in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

         6.16 Payment Set Aside. To the extent that the Company makes a payment or payments to the Holder pursuant to this Agreement or the Amended and Restated Certificate of Designation or the Holder enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.


                             ***********************

         IN WITNESS WHEREOF, the undersigned has caused this Agreement to be duly executed by their respective authorized signatory as of the date first indicated above.


                               PACIFIC MAGTRON INTERNATIONAL CORP.



                               By: ________________________________________
                                     Theodore S. Li, President


                               STONESTREET L.P.


                               By: ________________________, its general partner


                               By: ________________________________________
                                     Name:
                                     Title:

                                   EXHIBIT H

                       PACIFIC MAGTRON INTERNATIONAL CORP.

                              AMENDED AND RESTATED
                   CERTIFICATE OF DESIGNATION OF PREFERENCES,
                             RIGHTS AND LIMITATIONS
                                       OF
                 SERIES A REDEEMABLE CONVERTIBLE PREFERRED STOCK

                   PURSUANT TO SECTION 78.1955 OF THE GENERAL
                     CORPORATION LAW OF THE STATE OF NEVADA

        The undersigned, Theodore S. Li, and Hui Cynthia Lee, do hereby certify that:

            1. They are the President and Secretary, respectively, of PACIFIC MAGTRON INTERNATIONAL CORP., a Nevada corporation (the "Corporation").

            2. A Certificate of Designation of Preferences, Rights and Limitations of Series A Redeemable Convertible Preferred Stock was filed with the Secretary of State of the State of Nevada on May 31, 2002.

            3. The holder of the Series A Redeemable Convertible Preferred Stock has duly adopted a resolution authorizing the adoption of this Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of Series A Redeemable Convertible Preferred Stock and the filing hereof with the Secretary of State of the State of Nevada.

            4. There is no class or series of stock of the Corporation that has rights senior to the Series A Redeemable Convertible Preferred Stock.

            5. The following resolutions were duly adopted by the Board of Directors of the Corporation:

        WHEREAS, the Certificate of Incorporation of the Corporation provides for a class of its authorized stock known as preferred stock, comprised of 5,000,000 shares, $0.001 par value, issuable from time to time in one or more series;

        WHEREAS, the Board of Directors of the Corporation is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting any series and the designation thereof, of any of them; and

        WHEREAS, a Certificate of Designation of Preferences, Rights and Limitations of Series A Redeemable Convertible Preferred Stock was filed with the Secretary of State of the State of Nevada on May 31, 2002 (the "Original Certificate of Designation").

        WHEREAS, it is the desire of the Board of Directors of the Corporation, pursuant to its authority as aforesaid, to amend and restate the preferences, rights and limitations of the Series A Redeemable Convertible Preferred Stock contained in the Original Certificate of Designation as follows:

        NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby amend and the restate the rights, preferences, restrictions and other matters relating to the Series A of Preferred Stock as follows:

                            TERMS OF PREFERRED STOCK

                Section 1. Designation, Amount and Par Value. The series of preferred stock shall be designated as its 4% Series A Convertible Preferred Stock (the "Preferred Stock") and the number of shares so designated shall be 600 (which shall not be subject to increase without the consent of the holders of the Preferred Stock (each, a "Holder" and collectively, the "Holders")). Each share of Preferred Stock shall have a par value of $0.001 per share and a stated value equal to the sum of $666.67 plus all accrued and unpaid dividends to the date of determination to the extent not previously paid in cash in accordance with the terms hereof (the "Stated Value").

                Section 2.        Dividends.

                  (a) Holders shall be entitled to receive, out of funds legally available therefor, and the Corporation shall pay, cumulative dividends at the rate per share (as a percentage of the Stated Value per share) of 4% per annum, payable in arrears on each Conversion Date (as defined in Section 5(a)(i)) and/or such other date as the Corporation may determine from time to time for each such share, in cash or by accretion of the Stated Value. Subject to the terms and conditions herein, the decision whether to accrete dividends hereunder to the Stated Value or to pay for dividends in cash shall be at the discretion of the Corporation. The Corporation shall provide the Holders written notice of its intention to accrete dividends hereunder to the Stated Value or pay dividends in cash not more than ninety days after the end of each fiscal year of the Corporation or within five Trading Days after a Conversion Date, as the case may be, for so long as shares of Preferred Stock are outstanding (the Corporation may indicate in such notice that the election contained in such notice shall continue for later periods until revised). Failure to timely provide such written notice shall be deemed (if permitted hereunder) an election by the Corporation to accrete dividends hereunder to the Stated Value. Dividends on the Preferred Stock shall be calculated on the basis of a 360-day year, shall accrue annually commencing on the date this

         Certificate of Designation is filed with the Secretary of State of the State of Nevada (the "Filing Date"), and shall be deemed to accrue from such date whether or not earned or declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends. Except as otherwise provided herein, if at any time the Corporation pays less than the total amount of dividends then accrued on account of the Preferred Stock, such payment shall be distributed ratably among the Holders based upon the number of shares of Preferred Stock held by each Holder. Any dividends to be paid in cash hereunder that are not paid within three Trading Days (as defined in Section 7) following a Conversion Date shall continue to accrue and shall entail a late fee, which must be paid in cash, at the rate of 12% per annum or the lesser rate permitted by applicable law (such fees to accrue daily, from the date such dividend is due hereunder through and including the date of payment).

                  (b) Notwithstanding anything to the contrary contained herein, the Corporation must pay dividends in cash if:

                       (i) the number of shares of Common Stock (as defined in Section 7) at the time authorized, unissued and unreserved for all purposes is insufficient to accrete such dividends to the Stated Value and permit conversion in full of all outstanding Stated Value; or

                       (ii) the Common Stock is not then listed or quoted on the Nasdaq Small-Cap Market or on the New York Stock Exchange, American Stock Exchange or Nasdaq National Market (each, a "Principal Market") or the over-the-counter market (the "OTC Market").

                  (c) So long as any Preferred Stock shall remain outstanding, neither the Corporation nor any subsidiary thereof shall redeem, purchase or otherwise acquire directly or indirectly any Junior Securities (as defined in Section 7), nor shall the Corporation directly or indirectly pay or declare any dividend or make any distribution (other than a dividend or distribution described in Section 5 or dividends due and paid in the ordinary course on preferred stock of the Corporation at such times when the Corporation is in compliance with its payment and other obligations hereunder) upon, nor shall any distribution be made in respect of, any Junior Securities, nor shall any monies be set aside for or applied to the purchase or redemption (through a sinking fund or otherwise) of any Junior Securities or shares pari passu with the Preferred Stock.

                Section 3. Voting Rights. Except as otherwise provided herein and as otherwise required by law, the Preferred Stock shall have no voting rights. However, so long as any shares of Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote of the Holders of a majority of the shares of the Preferred Stock then outstanding, (a) alter or change adversely the powers, preferences or rights given to the Preferred Stock or alter or amend this Certificate of Designation, (b) authorize or create any class of stock ranking as to dividends or distribution of assets upon a Liquidation (as defined in Section 4) senior to or otherwise pari passu with the

Preferred Stock, (c) amend its certificate or articles of incorporation or other charter documents so as to affect adversely any rights of the Holders, or (d) enter into any agreement with respect to the foregoing.

                Section 4. Liquidation. Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a "Liquidation"), the Holders shall be entitled to receive out of the assets of the Corporation, whether such assets are capital or surplus, for each share of Preferred Stock an amount equal to the Stated Value per share before any distribution or payment shall be made to the holders of any Junior Securities, and if the assets of the Corporation shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the Holders shall be distributed among the Holders ratably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. A sale, conveyance or disposition of 50% or more of the assets of the Corporation or the effectuation by the Corporation of a transaction or series of related transactions in which more than 33% of the voting power of the Corporation is disposed of, or a consolidation or merger of the Corporation with or into any other company or companies into one or more companies not wholly-owned by the Corporation shall not be treated as a Liquidation, but instead shall be subject to the provisions of Section 5. The Corporation shall mail written notice of any such Liquidation, not less than 45 days prior to the payment date stated therein, to each record Holder.

                Section 5.        Conversion.

                  (a) (i) Conversions at Option of Holder. Each share of Preferred Stock shall be convertible into shares of Common Stock (subject to the limitations set forth in Section 5(a)(ii)) at the Conversion Ratio (as defined in Section 7), at the option of the Holder, at any time and from time to time on or after the 181st day following the Filing Date; provided, however, that in the event the Corporation exercises its redemption right under Section 6 prior to such date, the Holder shall be permitted to convert up to that number of shares of Series A Preferred Stock for which a redemption has been exercised at any time prior to the date the Redemption Price for such shares is paid in full. Holders shall effect conversions by providing the Corporation with the form of conversion notice attached hereto as Annex A (a "Conversion Notice"). Each Conversion Notice shall specify the number of shares of Preferred Stock to be converted, the number of shares of Preferred Stock owned prior to the conversion at issue, the number of shares of Preferred Stock owned subsequent to the conversion at issue and the date on which such conversion is to be effected, which date may not be prior to the date the Holder delivers such Conversion Notice by facsimile (the "Conversion Date"). If no Conversion Date is specified in a Conversion Notice, the Conversion Date shall be the date that such Conversion Notice is deemed delivered hereunder. To effect conversions of shares of Preferred Stock, a Holder shall not be required to surrender the certificate(s) representing such shares of Preferred Stock to the Corporation unless all of the shares of Preferred Stock represented thereby are so converted, in which case the Holder shall deliver the certificate representing such share of Preferred Stock promptly following the Conversion Date at issue. The calculations and entries set forth in the Conversion Notice shall control in the absence of manifest or mathematical error.

                           (ii) Beneficial Ownership Conversion Restriction. A
                  Holder may not convert shares of Preferred Stock or receive shares of Common Stock as payment of dividends hereunder to the extent such conversion or receipt of such dividend payment would result in the Holder, together with any affiliate thereof, beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act (as defined in Section 8) and the rules promulgated thereunder) in excess of 4.999% of the then issued and outstanding shares of Common Stock, including shares issuable upon conversion of, and payment of dividends on, the shares of Preferred Stock held by such Holder after application of this Section. Since the Holder will not be obligated to report to the Corporation the number of shares of Common Stock it may hold at the time of a conversion hereunder, unless the conversion at issue would result in the issuance of shares of Common Stock in excess of 4.999% of the then outstanding shares of Common Stock without regard to any other shares which may be beneficially owned by the Holder or an affiliate thereof, the Holder shall have the authority and obligation to determine whether the restriction contained in this Section will limit any particular conversion hereunder and to the extent that the Holder determines that the limitation contained in this Section applies, the determination of which portion of the shares of Preferred Stock are convertible shall be the responsibility and obligation of the Holder. If the Holder has delivered a Conversion Notice for shares of Preferred Stock that, without regard to any other shares that the Holder or its affiliates may beneficially own, would result in the issuance in excess of the permitted amount hereunder, the Corporation shall notify the Holder of this fact and shall honor the conversion for the maximum number of shares of Preferred Stock permitted to be converted on such Conversion Date in accordance with the periods described in Section 5(b) and, at the option of the Holder, either retain shares of Preferred Stock tendered for conversion in excess of the permitted amount hereunder for future conversions or return such excess shares of Preferred Stock permitted to the Holder. The provisions of this Section may be waived by a Holder (but only as to itself and not to any other Holder) upon not less than 61 days prior notice to the Corporation. Other Holders shall be unaffected by any such waiver.

                  (b) (i) Not later than five Trading Days after each Conversion Date, the Corporation will deliver to the Holder (A) a certificate or certificates which, after the Conversion Date, shall be free of restrictive legends and trading restrictions representing the number of shares of Common Stock being acquired upon the conversion of shares of Preferred Stock, and
                  (B) a bank check in the amount of accrued and unpaid dividends (if the Corporation has elected or is required to pay accrued dividends in cash). The Corporation shall, upon request of the Holder, if available, use commercially reasonable efforts to deliver any certificate or certificates required to be delivered by the Corporation under this Section electronically through the Depository Trust Corporation or another established clearing corporation performing similar functions. If in the case of any Conversion Notice such certificate or certificates are not delivered to or as directed by the applicable Holder by the fifth Trading Day after the Conversion Date, the Holder shall be entitled to elect by written notice to the Corporation at any time on or before its receipt of such certificate or certificates thereafter, to rescind such conversion, in which event the Corporation shall immediately return the certificates representing the shares of Preferred Stock tendered for conversion.

                           (ii) If the Corporation fails to deliver to the
                  Holder such certificate or certificates pursuant to Section 5(b)(i) by the fifth Trading Day after the Conversion Date, the Corporation shall pay to such Holder, in cash, as liquidated damages and not as a penalty, for each $5,000 of Stated Value of Preferred Stock being converted, $50 per Trading Day (increasing to $100 per Trading Day after 5 Trading Days and increasing to $200 per Trading Day 6 Trading Days after such damages begin to accrue) for each Trading Day after such fifth Trading Day until such certificates are delivered. Nothing herein shall limit a Holder's right to pursue actual damages for the Company's failure to deliver certificates representing shares of Common Stock upon conversion within the period specified herein and such Holder shall have the right to pursue all remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.

                           (iii) In addition to any other rights available to
                  the Holder, if the Corporation fails to deliver to the Holder such certificate or certificates pursuant to Section 5(b)(i), by the fifth Trading Day after the Conversion Date, and if after such fifth Trading Day the Holder purchases (in an open market transaction or otherwise) Common Stock to deliver in satisfaction of a sale by such Holder of the Underlying Shares which the Holder was entitled to receive upon such conversion (a "Buy-In"), then the Corporation shall (A) pay in cash to the Holder the amount by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such Holder was entitled to receive from the conversion at issue multiplied by (2) the market price of the Common Stock at the time of the sale giving rise to such purchase obligation on the Conversion Date and (B) at the option of the Holder, either return the shares of Preferred Stock for which such conversion was not honored or deliver to such Holder the number of shares of Common Stock that would have been issued had the Corporation timely complied with its conversion and delivery obligations under Section 5(b)(i). For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of shares of Preferred Stock with respect to which the market price of the Underlying Shares on the Conversion Date totaled $10,000, under clause (A) of the immediately preceding sentence the Corporation shall be required to pay the Holder $1,000. The Holder shall provide the Corporation written notice indicating the amounts payable to the Holder in respect of the Buy-In. Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Corporation's failure to timely deliver certificates representing shares of Common Stock upon conversion of the shares of Preferred Stock as required pursuant to the terms hereof.

                           (iv) Acknowledgement of Holder Damages The
                  Corporation acknowledges and agrees that, due to the fact that the Preferred Stock is convertible, a breach of the Corporation's obligations hereunder could result in damages greater than the aggregate Stated Value. Without limitation, the Company agrees and acknowledges that a material benefit of the bargain to the Holders is the underlying conversion benefit which is the number of shares of Common Stock issuable to the Holder multiplied by the then market price of the Common Stock.

                  (c) (i) The conversion price for each share of Preferred Stock (the "Conversion Price") shall equal $0.50, subject to adjustment as provided herein.

                           (ii) If the Corporation, at any time while any shares
                  of Preferred Stock are outstanding, shall (a) pay a stock dividend or otherwise make a distribution or distributions on shares of its Junior Securities or securities pari passu with the Preferred Stock in shares of Common Stock, (b) subdivide outstanding shares of Common Stock into a larger number of shares, (c) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (d) issue by reclassification and exchange of the Common Stock any shares of capital stock of the Corporation, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding before such event and of which the denominator shall be the number of shares of Common Stock outstanding after such event. Any adjustment made pursuant to this Section 5(c)(ii) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

                           (iii) If at any time while shares of Preferred Stock
                  are outstanding the Company or any Subsidiary (with respect to Common Stock Equivalents) shall offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition) any of shares of Common Stock or Common Stock Equivalents at a price that is, at the issuance thereof, or at any later time due to adjustment, reset, additional issuances or otherwise, less than the Conversion Price, then, at the option of the Holder for such conversions as such Holder shall indicate in its Conversion Notices (including on conversion pursuant to section 5(a)(ii) and (iii)), the Conversion Price shall be adjusted to mirror the conversion, exchange or purchase price for such Common Stock or Common Stock Equivalents (including any reset provisions thereof) at issue. Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued. If the holder of the Common Stock or Common Stock Equivalent so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights issued in connection with such issuance, be entitled to receive shares of Common Stock at a price less than the Conversion Price, such issuance shall be deemed to have occurred for less than the Conversion Price. A "Common Stock Equivalent" means any equity or equity equivalent securities (including debt or any other instrument that is at any time over the life thereof convertible into or exchangeable for Common Stock) issued by the Company or a subsidiary thereof that provide the holder thereof to receive shares of Common Stock. The Company shall notify the Holder in writing, no later than the Trading Day following the issuance of any Common Stock or Common Stock Equivalent subject to this section, indicating therein the applicable issuance price, or of applicable reset price, exchange price, conversion price and other pricing terms.

                           (iv) If the Company, at any time while shares of
                  Preferred Stock are outstanding, shall distribute to all holders of Common Stock (and not to Holders) evidences of its indebtedness or assets or rights or warrants to subscribe for or purchase any security (excluding those referred to in Sections 5(c)(ii)-(iii) above), then in each such case the Conversion Price at which each share of Preferred Stock shall thereafter be convertible shall be determined by multiplying the Conversion Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction of which the denominator shall be the Per Share Market Value determined as of the record date mentioned above, and of which the numerator shall be such Per Share Market Value on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of Common Stock as determined by the Board of Directors in good faith. In either case the adjustments shall be described in a statement provided to the Holders of the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of Common Stock. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

                           (v) All calculations under this Section 5 shall be
                  made to the nearest cent or the nearest 1/100th of a share, as the case may be. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Corporation, and the disposition of any such shares shall be considered an issue or sale of Common Stock.

                           (iv) Whenever the Conversion Price is adjusted
                  pursuant to Section 5(c)(ii), (iii) or (iv), the Corporation shall promptly mail to each Holder, a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

                           (v) In case of any reclassification of the Common
                  Stock, or any compulsory share exchange pursuant to which the Common Stock is converted into other securities, cash or property, the Holders of the Preferred Stock then outstanding shall have the right thereafter to convert such shares only into the shares of stock and other securities, cash and property receivable upon or deemed to be held by holders of Common Stock following such reclassification or share exchange, and the Holders of the Preferred Stock shall be entitled upon such event to receive such amount of securities, cash or property as a holder of the number of shares of Common Stock of the Corporation into which such shares of Preferred Stock could have been converted immediately prior to such reclassification or share exchange would have been entitled. This provision shall similarly apply to successive reclassifications or share exchanges.

                           (vi) In case of any merger or consolidation of the
                  Corporation with or into another Person, or sale by the Corporation of more than one-half of the assets of the Corporation (on an as valued basis) in one or a series of related transactions to any Person other than an affiliate (as defined in Rule 13e-3 of the Exchange Act) of the Corporation, a Holder shall have the right thereafter to (A) convert its shares of Preferred Stock into the shares of stock and other securities, cash and property receivable upon or deemed to be held by holders of Common Stock following such merger, consolidation or sale, and such Holder shall be entitled upon such event or series of related events to receive such amount of securities, cash and property as the shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such merger, consolidation or sales would have been entitled or (B) in the case of a merger or consolidation, (x) require the surviving entity to issue shares of convertible preferred stock or convertible debentures with such aggregate stated value or in such face amount, as the case may be, equal to the Stated Value of the shares of Preferred Stock then held by such Holder, plus all accrued and unpaid dividends and other amounts owing thereon, which newly issued shares of preferred stock or debentures shall have terms identical (including with respect to conversion) to the terms of the Preferred Stock (except, in the case of debentures, as may be required to reflect the differences between debt and equity) and shall be entitled to all of the rights and privileges of a Holder of Preferred Stock set forth herein and the agreements pursuant to which the Preferred Stock was issued (including, without limitation, as such rights relate to the acquisition, transferability, registration and listing of such shares of stock other securities issuable upon conversion thereof), and (y) simultaneously with the issuance of such convertible preferred stock or convertible debentures, shall have the right to convert such instrument only into shares of stock and other securities, cash and property receivable upon or deemed to be held by holders of Common Stock following such merger, consolidation or sale. In the case of clause (B), the conversion price applicable for the newly issued shares of convertible preferred stock or convertible debentures shall be based upon the amount of securities, cash and property that each share of Common Stock would receive in such transaction, the Conversion Ratio immediately prior to the effectiveness or closing date for such transaction and the Conversion Price stated herein. The terms of any such merger, sale or consolidation shall include such terms so as continue to give the Holders the right to receive the securities, cash and property set forth in this Section upon any conversion or redemption following such event. This provision shall similarly apply to successive such events.

                           (vii) If (a) the Corporation shall declare a dividend
                  (or any other distribution) on the Common Stock, (b) the Corporation shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock, (c) the Corporation shall authorize the granting to all holders of Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (d) the approval of any stockholders of the Corporation shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Corporation is a party, any sale or transfer of all or substantially all of the assets of the Corporation, or any compulsory share of exchange whereby the Common Stock is converted into other securities, cash or property, or (e) the Corporation shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation; then the Corporation shall notify the Holders at their last addresses as they shall appear upon the stock books of the Corporation, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange. Holders are entitled to convert shares of Preferred Stock during the 20-day period commencing the date of such notice to the effective date of the event triggering such notice.

                           (viii) Exceptions to Adjustment of Conversion Price.
                  No adjustment to the Conversion Price will be made (i) upon the conversion of any other Preferred Stock of this series or of any other securities issued by the Company in connection with the offer and sale of this Company's securities pursuant to the Purchase Agreement; (ii) upon the exercise of or conversion of any convertible securities, options or warrants issued and outstanding on the Filing Date; (iii) upon the grant or exercise of any options which may hereafter be granted or exercised under any employee benefit plan of the Company now existing or to be implemented in the future, so long as the issuance of such options is approved by a majority of the non-employee members of the Board of Directors of the Company or a majority of the members of a committee of non-employee directors established for such purpose; (iv) upon the issuance of Common Stock or convertible securities in any transaction of the nature contemplated by Rule 145, promulgated under the Securities Act; or (v) in connection with any strategic partnership or joint venture or acquisition (including the issuance of Common Stock or convertible securities in connection with any financing transaction, the primary purpose of which is to finance the strategic partnership or joint venture or acquisition) or key consulting agreements (the primary purpose of which is not to raise equity capital for the Company).

                  (d) The Corporation covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock solely for the purpose of issuance upon conversion of Preferred Stock, each as herein provided, free from preemptive rights or any other actual contingent purchase rights of persons other than the Holders, not less than such number of shares of Common Stock as shall be issuable (taking into account the provisions of Section 5(a) and Section 5(c)) upon the conversion of all outstanding shares of Preferred Stock. The Corporation covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly and validly authorized, issued and fully paid and nonassessable.

                  (e) Upon a conversion hereunder the Corporation shall not be required to issue stock certificates representing fractions of shares of Common Stock, but may if otherwise permitted, make a cash payment in respect of any final fraction of a share based on the Per Share Market Value at such time. If any fraction of an Underlying Share would, except for the provisions of this Section, be issuable upon a conversion hereunder, the Corporation shall pay an amount in cash equal to the Conversion Ratio multiplied by such fraction.

                  (f) The issuance of certificates for Common Stock on conversion of Preferred Stock shall be made without charge to the Holders thereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder of such shares of Preferred Stock so converted.

                  (g) Shares of Preferred Stock converted into Common Stock or redeemed in accordance with the terms hereof shall be canceled and may not be reissued.

         (h) Any and all notices or other communications or deliveries to be provided by the Holders of the Preferred Stock hereunder, including, without limitation, any Conversion Notice, shall be in writing and delivered personally, by facsimile or sent by a nationally recognized overnight courier service, addressed to the attention of the Chief Executive Officer of the Corporation addressed to 1600 CALIFORNIA CIRCLE, MILPITAS, CALIFORNIA 950356, FAX: (408) 956-___, or to such other address or facsimile number as shall be specified in writing by the Corporation for such purpose. Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally, by facsimile or sent by a nationally recognized overnight courier service, addressed to each Holder at the facsimile telephone number or address of such Holder appearing on the books of the Corporation, or if no such facsimile telephone number or address appears, at the principal place of business of the Holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section prior to 5:00 p.m. (New York City time) (with confirmation of transmission), (ii) the date after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section later than 5:00 p.m. (New York City time) on any date and earlier than 11:59 p.m. (New York City time) on such date (with confirmation of transmission), (iii) upon receipt, if sent by a nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

        Section 6.  Redemption.

                  (a) Optional Redemption by Corporation. At anytime and from time to time after the Filing Date, the Corporation shall have the right, upon at least 10 Trading Days' notice to the Holders (a "Redemption Notice" and the date such notice is received by the Holder, the "Redemption Notice Date"), to redeem for cash all or a portion of the outstanding Preferred Stock (a "Redemption") at a price per share of Preferred Stock equal to 100% of the Stated Value (the "Redemption Price"). Nothing in this Section 6 shall be deemed to restrict or otherwise limit the Holder's right to convert any of the shares of Preferred Stock pursuant to Section 5(a)(i) at any time prior to the date the Redemption Price is paid in full.

                  (b) Redemption Procedure. The payment of cash pursuant to any redemption hereunder shall be made on the date set forth in the applicable Redemption Notice, which shall be at least 10 Trading Days after the applicable Redemption Notice Date. If any portion of the cash payment for a Redemption shall not be paid by the Corporation by such date, interest shall accrue thereon at the rate of 12% per annum (or the maximum rate permitted by applicable law, whichever is less) until the cash payment for such Redemption Price is paid in full. In addition, if any portion of a Redemption Price remains unpaid after such date, the Holders subject to such redemption may elect, by written notice to the Corporation given at any time thereafter, to invalidate ab initio such redemption, notwithstanding anything herein contained to the contrary. If a Holder elects to invalidate such redemption the Corporation shall promptly, and, in any event, not later than 5 Trading Days from receipt of such Holder's notice of such election, return to such Holder all of the Preferred Stock for which the redemption price shall not have been paid in full and the Corporation shall have no further right to redeem the Preferred Stock hereunder. For purposes of this Section, a share of Preferred Stock is outstanding until such date as the Holder shall have received Underlying Shares upon a conversion (or attempted conversion) thereof that meets the requirements hereof.

                Section 7. Definitions. For the purposes hereof, the following terms shall have the following meanings:

                  "Common Stock" means the Corporation's common stock, par value $.001 per share, and stock of any other class into which such shares may hereafter have been reclassified or changed.

                  "Conversion Ratio" means, at any time, a fraction, the numerator of which is Stated Value (or Excess Stated Value, as the case may be) and the denominator of which is the Conversion Price at such time.

                  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

                  "Junior Securities" means the Common Stock and all other series of Preferred Stock (other than the Preferred Stock) of the Corporation other than those securities which are explicitly senior in rights or liquidation preference to the Preferred Stock.

                  "OTC Market" shall be as defined in Section 2(b)(ii).

                  "Per Share Market Value" means on any particular date (a) the lowest sale price for a share of the Common Stock (other than a sale by the Holder) on such date on the Principal Market on which the Common Stock is then listed or quoted, or if there is no such price on such date, then the lowest sale price of the Common Stock (other than a sale by the Holder) on the Principal Market on the date nearest preceding such date, or (b) if the Common Stock is not then listed or quoted on a Principal Market, the lowest sale price of the Common Stock (other than a sale by the Holder) in the OTC Market, as reported by the National Quotation Bureau Incorporated (or similar organization or agency succeeding to its functions of reporting prices) at the close of business on such date, or (c) if the Common Stock is not then reported by the National Quotation Bureau Incorporated (or similar organization or agency succeeding to its functions of reporting prices), then the lowest "Pink Sheet" quotes for the relevant conversion period, as determined in good faith by the Holder, or (d) if the Common Stock are not then publicly traded the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the Board of Directors of the Corporation.

                  "Person" means a corporation, an association, a partnership, an organization, a business, an individual, a government or political subdivision thereof or a governmental agency.

                  "Principal Market" shall be as defined in Section 2(b)(ii).

                  "Trading Day" means (a) a day on which the Common Stock is traded on a Principal Market on which the Common Stock is then listed or quoted, as the case may be, or (b) if the Common Stock is not listed on a Principal Market, a day on which the Common Stock is traded in the OTC Market, as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding its functions of reporting prices); provided, however, that in the event that the Common Stock is not listed or quoted as set forth in (a) and (b) hereof, then Trading Day shall mean any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of New York are authorized or required by law or other government action to close.

                  "Underlying Shares" means, collectively, the shares of Common Stock into which the shares of Preferred Stock are convertible in accordance with the terms hereof.

         RESOLVED, FURTHER, that the President and the Secretary of the Corporation be and they hereby are authorized and directed to prepare and file a Certificate of Designation of Preferences, Rights and Limitations in accordance with the foregoing resolution and the provisions of Nevada law.

        IN WITNESS WHEREOF, the undersigned have executed this Certificate of Designation this ___ day of January, 2005.



--------------------------                            --------------------------
Theodore S. Li, President                             Hui Cynthia Lee, Secretary

                                     ANNEX A

                              NOTICE OF CONVERSION

(To be Executed by the Registered Holder in order to Convert shares of Preferred Stock)

The undersigned hereby elects to convert the number of shares of 4% Series A Convertible Preferred Stock indicated below, into shares of common stock, par value $.001 per share (the "Common Stock"), of Pacific Magtron International Corp., a Nevada corporation (the "Corporation"), according to the conditions hereof, as of the date written below. If shares are to be issued in the name of a person other than undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as reasonably requested by the Corporation in accordance therewith. No fee will be charged to the Holder for any conversion, except for such transfer taxes, if any.

THE UNDERSIGNED REPRESENTS TO THE CORPORATION THAT IT HAS SOLD OR WILL PROMPTLY SELL UPON RECEIPT, SUCH SHARES OF COMMON STOCK. [REQUIRED TO RECEIVE UNLEGENDED SHARES IMMEDIATELY PURSUANT TO THE REGISTRATION STATEMENT]

Conversion calculations:

       Date to Effect Conversion

       -----------------------------------------
       Number of shares of Preferred Stock owned prior to Conversion

       -----------------------------------------
      Number of shares of Preferred Stock to be Converted

      -----------------------------------------
      Stated Value of shares of Preferred Stock to be Converted

      -----------------------------------------
      Number of shares of Common Stock to be Issued

      -----------------------------------------
      Applicable Conversion Price

      -----------------------------------------
      Number of shares of Preferred Stock subsequent to Conversion

      -----------------------------------------

                                             [HOLDER]

                                             By:_______________________
                                                Name:
                                                Title: